Third Quarter
Report to
Shareholders
Three and nine months ended
September 30, 2025
Manulife Financial Corporation
1  Core earnings and core earnings excluding the impact of the change in ECL are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 3Q25 Management’s Discussion and Analysis (“3Q25 MD&A”).
2  Percentage growth/declines in core earnings, core earnings excluding the impact of the change in ECL, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), core EPS excluding the impact of the change in ECL and new business contractual service margin net of NCI (“new business CSM”) are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
3  Core EPS, core EPS excluding the impact of the change in ECL, core ROE, core EBITDA margin and financial leverage ratio are non-GAAP ratios.
4  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2025. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements
guideline.
5  For more information on APE sales, new business value (“NBV”) and net flows, see “Non-GAAP and other financial measures” in our 3Q25 MD&A. In this news release, percentage growth/decline in APE sales, NBV and net flows are stated on a constant exchange rate basis.
6  2024 quarterly and year-to-date core earnings, NBV, core EPS, core ROE, adjusted BV per common share, and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 3Q25 MD&A for more information.
7  Refers to “Results at a Glance” for 3Q25 and 3Q24 results.
8  PT Schroder Investment Management Indonesia.
9  See “Caution regarding forward-looking statements”.

Manulife Financial Corporation – Third Quarter 2025	1
Manulife Financial Corporation (“Manulife” or the “Company”) reported its third quarter results for the period ended September 30, 2025, delivering record core earnings and double-digit growth in core EPS.
Key highlights for the third quarter of 2025 (“3Q25”) include:
•Core earnings1 of $2.0 billion, up 10% on a CER basis2 compared with the third quarter of 2024 (“3Q24”)
•Excluding the impact of the change in expected credit loss (“ECL”), core earnings was $2.0 billion, up 6% from
3Q241,2
•Net income attributed to shareholders of $1.8 billion, in line with 3Q24
•Core EPS3 of $1.16, up 16%2 from 3Q24. EPS of $1.02, up 2%2 from 3Q24
•Excluding the impact of the change in ECL, core EPS was $1.14, up 11% from 3Q242,3
•Core ROE3 of 18.1% and ROE of 16.0%
•LICAT ratio4 of 138%
•APE sales up 8%5, new business CSM up 25%2 and new business value (“NBV”) up 11%5 from 3Q246,7
•Global Wealth and Asset Management (“Global WAM”) net outflows5 of $6.2 billion, compared with $5.2 billion of net inflows in 3Q24
“We delivered another quarter of strong financial and operating performance, driven by focused execution and the strength and diversity of our global franchise. Core earnings in Asia, Global WAM and Canada reached record levels, and new business momentum continued, with all three insurance segments growing new business CSM by 15% or greater. While our Global
WAM business saw net outflows, core EBITDA margin3 continued to expand, highlighting our positive operating leverage. And our acquisition of Comvest Credit Partners and the agreement to acquire Schroders Indonesia8 reinforce our disciplined, strategic approach to capital deployment, adding capabilities and expanding the solutions we offer customers, to drive growth.
“Our refreshed strategy, with clear priorities, strengthens our confidence in the delivery of our 2027 targets, and positions
Manulife for long-term success as a globally diversified financial services leader, headquartered in Canada.9”
— Phil Witherington, Manulife President & Chief Executive Officer
“Core ROE and book value per common share improved meaningfully year over year, highlighting the strength of our underlying business performance and quality of our portfolio. Our annual review of actuarial methods and assumptions, which included our U.S. long-term care business, resulted in a net favourable impact of a $605 million decrease in overall pre-tax fulfillment cash flows. With a LICAT ratio of 138% and a financial leverage ratio of 22.7%3, our robust capital position and strong balance sheet position us well for the future.”
— Colin Simpson, Manulife Chief Financial Officer
1  Percentage growth/decline in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.
2  2024 quarterly and year-to-date core earnings, NBV, core EPS, core ROE, adjusted BV per common share, and financial leverage ratio have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” in our 3Q25 MD&A for more information.
3  Adjusted book value per common share is a non-GAAP ratio.
4  For more information on gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” in our 3Q25 MD&A. In this news release, percentage growth/declines in gross flows and average AUMA are stated on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2025	2
Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q25	3Q24	Change	2025	2024	Change
Net income attributed to shareholders[1]	$1,799	$1,839	(3)%	$4,073	$3,747	7%
Core earnings[2]	$2,035	$1,828	10%	$5,528	$5,275	3%
EPS ($)	$1.02	$1.00	2%	$2.25	$1.97	12%
Core EPS ($)[2]	$1.16	$1.00	16%	$3.10	$2.82	7%
ROE	16.0%	16.6%	(0.6) pps	11.8%	11.3%	0.5 pps
Core ROE[2]	18.1%	16.6%	1.5 pps	16.2%	16.2%	0.1 pps
Book value per common share ($)	$26.07	$24.40	7%	$26.07	$24.40	7%
Adjusted BV per common share ($)[2,3]	$38.22	$34.27	12%	$38.22	$34.27	12%
Financial leverage ratio (%)[2]	22.7%	23.9%	(1.2) pps	22.7%	23.9%	(1.2) pps
APE sales	$2,576	$2,347	8%	$7,495	$6,137	19%
New business CSM	$966	$759	25%	$2,755	$2,045	31%
NBV[2]	$906	$806	11%	$2,659	$2,138	21%
Global WAM net flows ($ billions)	$(6.2)	$5.2	-%	$(4.8)	$12.0	-%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q25	3Q24	Change	2025	2024	Change
Asia (US$)
Net income attributed to shareholders	$649	$606	7%	$1,684	$1,300	29%
Core earnings	550	428	29%	1,562	1,342	16%
APE sales	1,452	1,372	5%	4,097	3,242	26%
New business CSM	516	435	18%	1,494	1,148	29%
NBV	490	453	7%	1,398	1,122	24%
Canada
Net income attributed to shareholders	$449	$430	4%	$1,061	$782	36%
Core earnings	428	412	4%	1,221	1,178	4%
APE sales	374	343	9%	1,210	1,313	(8)%
New business CSM	109	95	15%	300	241	24%
NBV	159	143	11%	500	459	9%
U.S. (US$)
Net income attributed to shareholders	$(54)	$5	-%	$(425)	$23	-%
Core earnings	241	302	(20)%	633	940	(33)%
APE sales	146	97	51%	396	303	31%
New business CSM	106	52	104%	262	178	47%
NBV	52	34	53%	146	112	30%
Global WAM
Net income attributed to shareholders	$523	$498	5%	$1,448	$1,213	17%
Core earnings	525	479	9%	1,442	1,214	17%
Gross flows ($ billions)[4]	47.3	41.3	14%	141.4	128.2	8%
Average AUMA ($ billions)[4]	1,066	963	10%	1,038	924	10%
Core EBITDA margin (%)	30.9%	27.8%	310 bps	29.8%	26.6%	320 bps
1  Includes AUM of US$11 billion and committed capital of US$3.7 billion as of June 30, 2025.
2  Subject to the receipt of regulatory approvals. See “Caution Regarding Forward-looking Statements”.

Manulife Financial Corporation – Third Quarter 2025	3
Strategic Highlights
For the first time, Manulife was included in the TIME World’s Best Companies (2025) List, which encompassed 1,000 global organizations. The assessment focused on three key dimensions: employee satisfaction, revenue growth, and sustainability transparency.
Furthermore, Manulife has been upgraded by MSCI from AA to AAA in its ESG rating, the highest possible rating, recognizing our strong governance and proactive management of sustainability-related risks.
We are strategically deploying capital to enhance capabilities and drive growth
In Global WAM, we entered an agreement to acquire 75% of Comvest Credit Partners (“Comvest”), a U.S. private credit manager with US$14.7 billion1 on its platform. The acquisition, which was completed on November 3, 2025, will enhance our private credit capabilities and create a comprehensive platform, by aligning Comvest with Manulife’s existing senior credit team. By leveraging Comvest’s investment philosophy and expertise, we will be able to offer clients expanded access to differentiated private credit strategies.
In addition, we entered an agreement to acquire PT Schroder Investment Management Indonesia (“Schroders Indonesia”),
strengthening our position as the largest asset manager in Indonesia, and enabling us to deliver enhanced value to our clients and stakeholders by leveraging their local expertise and client relationships. The transaction is subject to customary closing conditions and regulatory approvals.
In November, we entered into an agreement to establish a 50:50 life insurance joint venture with Mahindra & Mahindra Ltd., an existing partner through our asset management joint venture, to enter the India insurance market2. This partnership will expand our global footprint and position us to grow across one of the world’s largest economies, delivering long-term value.
We are delivering differentiated customer experience and digital solutions with AI-powered innovations
In Hong Kong, we launched the Manulife AI Assistant, a leading GenAI-powered customer chatbot designed to handle payment, claims, and policy-related inquiries on our websites. It provides 24/7 availability and contextual understanding for accurate and instant responses to complex, multilingual customer queries in Chinese and English. Together with our e-claims solutions, the Manulife AI Assistant has earned us two accolades in the Hong Kong Business Technology Excellence Awards
2025.
In Canada, we introduced an enhanced life and health insurance online application form that reduces complexity, accelerates medical data collection, and shortens processing times through adaptive questioning and streamlined workflows, transforming the digital experience for advisors. These efficiencies strengthen our competitiveness in the mass market segment and support
Manulife’s ambition of delivering scalable digital offerings.
Furthermore, we launched a GenAI-powered coaching tool for Licensed Insurance Advisor (“LIA”) supervisors in our Affinity business that evaluates customer service calls, generating insights that allow supervisors to provide LIAs with more effective, timely, and targeted feedback to enhance customer service and sales outcomes.
In the U.S., we partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process.
In Global WAM, we launched FutureChoiceTM, an open-architecture retirement plan solution in the U.S. FutureChoiceTM expands our product offerings and strengthens our digital capabilities through the integration of AI to improve user experience, by streamlining processes for client onboarding and participant access.
We are empowering our customers to focus on health, wealth and longevity across our global footprint
In Asia, we launched the enhanced ManulifeMOVE, our flagship lifestyle program, with initial rollout in Singapore in
September, followed by the Philippines in October. ManulifeMOVE empowers customers to take charge of their health and well-being, with key enhancements including differentiated and expanded benefits across preventive health services, medical and assistive care, cancer care support, health and well-being coaching, fitness and wellness experiences, alongside community engagement.
In addition, we hosted Asia’s inaugural Manulife Longevity Symposium in Singapore in September, followed by the Philippines in October, reinforcing our commitment to advancing Asia’s longevity movement. The symposium brought together over 1,000 healthcare experts, industry leaders, financial consultants, customers and partners to address the challenge of living not just longer, but better, covering topics such as health and longevity innovations, and financial well-being.
In the U.S., we expanded our suite of insurance solutions by introducing an accumulation survivorship indexed universal life product, John Hancock’s first offering in this product category. We also became the first life insurer to offer annual and recurring access to GRAIL’s Galleri® multi-cancer test to eligible John Hancock Vitality members, expanding access to early detection technology and reinforcing our commitment to helping customers live longer, healthier, and better lives.
1  See section A1 “Profitability” in our 3Q25 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
2  The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025.
3  Asia Other excludes Hong Kong and Japan.
4  For more information on new business value margin ("NBV margin"), see "Non-GAAP and other financial measures" in our 3Q25 MD&A. In this news release, percentage growth/decline in organic CSM is stated on a constant exchange rate basis.
5  Net of non-controlling interests (“NCI”).

Manulife Financial Corporation – Third Quarter 2025	4
Strong business growth contributing to record core earnings1
Core earnings of $2.0 billion in 3Q25, up 10% from 3Q24
The increase in core earnings reflected strong business growth in Global WAM, Asia and Canada, a release in the expected credit loss (“ECL”) provision compared with an increase in 3Q24, and the net impact of the annual review of actuarial methods and assumptions in 3Q25, partially offset by unfavourable life insurance claims experience in the U.S.
•Asia core earnings increased 29%, reflecting continued business growth, the net impact of the annual review of actuarial methods and assumptions, improved insurance experience, and a release in the ECL provision compared with an increase in 3Q24.
•Global WAM core earnings increased 9%, driven by higher net fee income from favourable market impacts over the past
12 months, higher performance fees and continued expense discipline, partially offset by lower favourable tax true-ups and tax benefits.
•Canada core earnings were up 4%, driven by higher investment spreads, business growth in Group Insurance, favourable insurance experience in Individual Insurance, and the net impact of the annual review of actuarial methods and assumptions, partially offset by less favourable insurance experience in Group Insurance.
•U.S. core earnings decreased 20%, reflecting unfavourable life insurance claims experience, lower investment spreads and the impact of the RGA U.S. Reinsurance Transaction2, partially offset by a release in the ECL provision compared with an increase in 3Q24, and favourable lapse experience.
•Corporate and Other core earnings improved by $49 million, primarily driven by an adjustment to the year-to-date accrual for withholding taxes following the announcement of the Comvest acquisition.
Net Income attributed to shareholders of $1.8 billion in 3Q25, in line with 3Q24
Net income was largely in line with 3Q24, reflecting core earnings growth offset by favourable market experience in 3Q24. The net neutral market experience in 3Q25 reflects lower-than-expected returns on alternative long-duration assets, mainly related to private equity, real estate and timber investments, offset by higher-than-expected returns on public equities.
Insurance new business growth highlighting the strength and diversity of our businesses
APE sales, new business CSM and NBV increased 8%, 25% and 11%, respectively, reflecting continued sales momentum and broad-based strength across our insurance segments
•Asia continued to generate solid growth in APE sales, new business CSM and NBV, with a year-over-year increase of 5%,
18% and 7%, respectively, reflecting higher sales volumes in Asia Other3 and a more favourable business mix. NBV margin improved to 39.0%.4
•Canada increased APE sales, new business CSM and NBV by 9%, 15% and 11%, respectively, driven by strong sales in
Individual Insurance.
•U.S. delivered very strong new business growth this quarter with an increase in APE sales, new business CSM and NBV of 51%, 104% and 53%, respectively, reflecting broad-based demand for our suite of products.
Global WAM net outflows of $6.2 billion in 3Q25, compared with net inflows of $5.2 billion in 3Q24
•Retirement net outflows were $1.6 billion in 3Q25 compared with net inflows of $0.6 billion in 3Q24, driven by several large plan sales in the U.S. in 3Q24, and higher net member withdrawals reflecting higher account balances from market growth and cost of living pressures in North America.
•Retail net outflows were $3.9 billion in 3Q25 compared with net inflows of $3.9 billion in 3Q24, driven by lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
•Institutional Asset Management net outflows were $0.7 billion in 3Q25 compared with net inflows of $0.7 billion in 3Q24, driven by higher redemptions in equity mandates, as well as lower sales in private equity and real estate mandates. This was partially offset by higher net sales in fixed income mandates.
New business growth continued to drive higher organic CSM and CSM balance
CSM5 was $24,718 million as at September 30, 2025
CSM increased $2,591 million compared with December 31, 2024. Organic CSM movement contributed $1,714 million of the increase for the same period, representing a 11%4 growth on an annualized basis, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $877 million for the same period, primarily driven by the net impacts of the annual review of actuarial methods and assumptions and equity market performance, partially offset by the impacts of
1  Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 3Q25 MD&A.
2  This amount excludes the portion related to NCI.

Manulife Financial Corporation – Third Quarter 2025	5
changes in foreign currency exchange rates and reinsurance transactions. Post-tax CSM net of NCI1 was $20,537 million as at
September 30, 2025.
Annual review of actuarial methods and assumptions
We completed our annual review of actuarial methods and assumptions, which resulted in a net favourable impact of a
$605 million2 decrease in pre-tax fulfillment cash flows. Under International Financial Reporting Standards (“IFRS”) 17, the
impact of the annual review of actuarial methods and assumptions is reported in several places. The $605 million decrease in pre-tax fulfillment cash flows was comprised of a decrease in pre-tax net income attributed to shareholders of $244 million
($216 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 million ($67 million post-tax), an increase in CSM of $1,080 million, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 million ($73 million post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $91 million ($70 million post-tax).
The review this year included a comprehensive study of our U.S. long-term care (“LTC”) experience, including all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The net favourable impact of the LTC review resulted in a decrease in pre-tax fulfillment cash flows of $77 million. Other actuarial methods and assumptions reviewed included a change in the IFRS 17 measurement model on certain health insurance products in Hong Kong, annual updates to our valuation models for participating products in Asia and
Canada, lapse assumptions for certain products in Singapore, lapse review on term insurance products in Canada, morbidity assumptions for group long-term disability benefits in Canada, as well as other valuation model updates.

Manulife Financial Corporation – Third Quarter 2025	6
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of November 12, 2025, unless otherwise noted. This
MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025 and the MD&A and audited Consolidated Financial Statements contained in our 2024
Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2024 Annual Report (“2024
MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.
CONTENTS

A.TOTAL COMPANY PERFORMANCE
1.Profitability
2.Business Performance
3.Financial Strength
4.Assets under Management and Administration
5.Impact of Foreign Currency Exchange Rates
6.Business Highlights
7.Global Minimum Taxes (“GMT”)
8.Strategy Update
B.PERFORMANCE BY SEGMENT
1.Asia
2.Canada
3.U.S.
4.Global Wealth and Asset Management
5.Corporate and Other
C.RISK MANAGEMENT AND RISK
FACTORS UPDATE
1.Variable Annuity and Segregated Fund Guarantees
2.Caution Related to Sensitivities
3.Publicly Traded Equity Performance Risk Sensitivities and
Exposure Measures
4.Interest Rate and Spread Risk Sensitivities and Exposure
Measures
5.Alternative Long-duration Asset Performance Risk
Sensitivities and Exposure Measures
6.Risk Management and Risk Factors Update
D.CRITICAL ACTUARIAL AND
ACCOUNTING POLICIES
1.Critical Actuarial and Accounting Policies
2.Actuarial Methods and Assumptions
3.Sensitivity to Changes in Assumptions
4.Accounting and Reporting Changes
E.OTHER
1.Outstanding Common Shares – Selected Information
2.Legal and Regulatory Proceedings
3.Non-GAAP and Other Financial Measures
4.Caution Regarding Forward-looking Statements
5.Quarterly Financial Information
6.Revenue
7.Other
1 Percentage growth/declines in core earnings, pre-tax core earnings, core earnings excluding the impact of the change in ECL, core EPS excluding the impact of the change in ECL, total expenses, core expenses, general expenses, contractual service margin (“CSM”) net of non-controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
2  The increase in Global WAM net fee income is due to higher average assets under management and administration (“average AUMA”) from the favourable impact of markets over the past 12 months. For more information on average AUMA, see “Non-GAAP and Other Financial Measures” below.
3  The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025.

Manulife Financial Corporation – Third Quarter 2025	7
ATOTAL COMPANY PERFORMANCE
A1Profitability

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q25	2Q25	3Q24	2025	2024
Net income (loss) attributed to shareholders	$1,799	$1,789	$1,839	$4,073	$3,747
Core earnings(1),(2)	$2,035	$1,726	$1,828	$5,528	$5,275
Diluted earnings (loss) per common share ($)	$1.02	$0.98	$1.00	$2.25	$1.97
Diluted core earnings per common share (“Core EPS”) ($)(2),(3)	$1.16	$0.95	$1.00	$3.10	$2.82
ROE	16.0%	15.6%	16.6%	11.8%	11.3%
Core return on shareholders’ equity (“Core ROE”)(2),(3)	18.1%	15.0%	16.6%	16.2%	16.2%
Expense efficiency ratio(3)	43.1%	45.5%	44.4%	44.8%	45.0%
General expenses	$1,232	$1,140	$1,204	$3,574	$3,531
Core expenses(1)	$1,758	$1,689	$1,716	$5,223	$5,102
(1)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)2024 year-to-date core earnings, core EPS and core ROE have been updated to align with the presentation of Global Minimum Taxes (“GMT”) in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
Quarterly profitability
Manulife’s net income attributed to shareholders was $1,799 million in the third quarter of 2025 (“3Q25”) compared with $1,839 million in the third quarter of 2024 (“3Q24”). Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $2,035 million in 3Q25 compared with $1,828 million in 3Q24, and items excluded from core earnings, which amounted to a net charge of $236 million in 3Q25 compared with a net gain of $11 million in 3Q24. The effective tax rate on net income (loss) attributed to shareholders was 14% in 3Q25 compared with 11% in 3Q24 due to differences in the jurisdictional mix of earnings and the impact of tax true-ups and tax benefits in both periods.
Net income attributed to shareholders in 3Q25 decreased $40 million compared with 3Q24, reflecting a net charge of $2 million related to market experience in 3Q25 compared with a net gain of $186 million in 3Q24, and favourable tax-related benefits and true-ups in items excluded from core earnings in 3Q24, partially offset by higher core earnings. The net charge from market experience in 3Q25 primarily included lower-than-expected returns on alternative long-duration assets (“ALDA”), mainly related to private equity, real estate and timber investments, partially offset by higher-than-expected returns on public equity.
Core earnings increased $207 million or 10% on a constant exchange rate basis1 compared with 3Q24. The increase was driven by a net release in the provision for expected credit loss (“ECL”) in 3Q25 compared with a net increase in 3Q24, growth in our insurance business, the impact of 3Q25 updates to actuarial methods and assumptions, and an adjustment to the year-
to-date accrual for withholding taxes following the announcement of the Comvest Credit Partners (“Comvest”) acquisition. In addition, core earnings increased in Global Wealth and Asset Management (“Global WAM”), largely reflecting higher net fee income2 and performance fees, and disciplined expense management, partially offset by lower favourable tax true-ups and tax benefits. Improved insurance experience in Asia also increased core earnings in the quarter. The increase in core earnings was partially offset by unfavourable insurance experience in our U.S. life insurance business, less favourable insurance experience in Canada, and lower expected investment earnings. In addition, the RGA U.S. Reinsurance Transaction3 reduced core earnings by $12 million in 3Q25 compared with 3Q24.
The annual review of actuarial methods and assumptions that flow directly through income is discussed in section D2
“Actuarial Methods and Assumptions” below.
Additional information on the change in ECL is presented in the table below.

($ millions, unaudited)	Quarterly Results			YTD Results
	3Q25	2Q25	3Q24	2025	2024
Change in ECL
Net new originations or purchases	$(3)	$(14)	$(18)	$(17)	$(18)
Changes to risk, parameters and models
Credit migration	5	(76)	(36)	(75)	(102)
Parameter and model updates, and other	42	(12)	(1)	(12)	95
Total (increase) recovery in ECL, pre-tax	$44	$(102)	$(55)	$(104)	$(25)
Total (increase) recovery in ECL, post-tax	$35	$(83)	$(45)	$(86)	$(20)
1  This is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
2  2024 year-to-date items excluded from core earnings has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes
(GMT)” for more information.
3 Includes impacts from reinsurance transactions reported in core earnings and items excluding from core earnings.
4  The reinsurance transaction with Global Atlantic (“GA Reinsurance Transaction”) closed February 22, 2024, with an effective date of January 1, 2024. The reinsurance transaction with the RGA Life Reinsurance Company of Canada (“RGA Canadian Reinsurance Transaction”) closed April 1, 2024.

Manulife Financial Corporation – Third Quarter 2025	8
The reduction in the ECL provision of $35 million post-tax in 3Q25 was primarily due to parameter and model updates, reflecting the favourable macroeconomic impact of strong equity market growth. The increase in the ECL provision of $45 million post-tax in 3Q24 was in line with our expectations.
Excluding the impact of the change in ECL in both 3Q25 and 3Q24, core earnings and core EPS increased 6%1 and 11%1, respectively, on a constant exchange rate basis.
Year-to-date profitability
Net income attributed to shareholders for the nine months ended September 30, 2025 was $4,073 million compared with
$3,747 million for the nine months ended September 30, 2024. Year-to-date core earnings amounted to $5,528 million in 2025 compared with $5,275 million in the same period of 2024, and items excluded from year-to-date core earnings amounted to a net charge of $1,455 million in 2025 compared with a net charge of $1,528 million2 in the same period of 2024. The effective tax rate on year-to-date net income (loss) attributed to shareholders was 14% in 2025 compared with 16% for the same period in 2024 primarily due to differences in the jurisdictional mix of earnings.
Year-to-date net income attributed to shareholders in 2025 increased $326 million compared with the same period of 2024 primarily due to the impact of reinsurance transactions in 2025 compared with the same period of 2024 and growth in core earnings. The RGA U.S. Reinsurance Transaction resulted in a year-to-date net loss attributed to shareholders of $746 million3 in 2025 compared with a year-to-date net loss attributed to shareholders from the Global Atlantic Reinsurance Transaction4 and the RGA Canadian Reinsurance Transaction4 of $786 million3 and $237 million3, respectively, in the same period of 2024.
The year-to-date net loss on all three transactions was primarily related to market experience from the sale of fair value through other comprehensive income (“FVOCI”) debt instruments. There is an offsetting change in other comprehensive income (“OCI”) attributed to shareholders resulting in a neutral impact to book value. Total year-to-date market experience was a net charge of $1,221 million in 2025, reflecting the above-noted impacts from reinsurance transactions, as well as lower-
than-expected returns on ALDA, mainly related to real estate, private equity and timber investments, partially offset by higher-
than-expected returns in public equity.
Year-to-date core earnings in 2025 increased $253 million or 3% compared with the same period of 2024. The increase was driven by higher year-to-date core earnings in Global WAM, largely reflecting an increase in net fee income as noted above for the quarter, higher performance fees and disciplined expense management, partially offset by lower favourable tax true-ups and tax benefits, and lower fee spreads. In addition, growth in our insurance business, the impact of 3Q25 updates to actuarial methods and assumptions, an adjustment to the year-to-date accrual for withholding taxes following the announcement of the
Comvest acquisition, and favourable insurance experience in Asia also contributed to higher core earnings. These increases were partially offset by unfavourable U.S. insurance experience, lower expected investment earnings, a larger increase in the
ECL provision in 2025 and a charge in 2025 for estimated losses from the California wildfires in our Property and Casualty
(“P&C”) Reinsurance business. The year-to-date impact of 2024 updates to actuarial methods and assumptions was net neutral. In addition, the RGA U.S. Reinsurance Transaction, the RGA Canadian Reinsurance Transaction, and the GA
Reinsurance Transaction reduced year-to-date core earnings by $26 million, $17 million and $7 million, respectively, in 2025 compared with the same period of 2024.
The year-to-date increase in the ECL provision of $86 million post-tax in 2025 was primarily due to the second quarter of 2025
(“2Q25”) credit migration of certain below-investment grade loan investments in the U.S. The year-to-date increase in the provision of $20 million post-tax in the same period of 2024 reflected credit migration, partially offset by positive parameter and model updates from a positive macro environment, in particular improved equity markets. Refer to the above Change in ECL table for details of the year-to-date change in ECL.
Core earnings by segment is presented in the table below.

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q25	2Q25	3Q24	2025	2024
Core earnings by segment(1)
Asia	$759	$720	$584	$2,184	$1,826
Canada	428	419	412	1,221	1,178
U.S.	332	194	411	887	1,278
Global Wealth and Asset Management	525	463	479	1,442	1,214
Corporate and Other	(9)	(70)	(58)	(206)	(221)
Total core earnings	$2,035	$1,726	$1,828	$5,528	$5,275
(1)2024 quarterly and year-to-date core earnings by segment have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum
Taxes (GMT)” for more information.
1 This is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.

Manulife Financial Corporation – Third Quarter 2025	9
The table below presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q25	2Q25	3Q24	2025	2024
Core earnings	$2,035	$1,726	$1,828	$5,528	$5,275
Items excluded from core earnings:
Market experience gains (losses)(1)	(2)	113	186	(1,221)	(1,258)
Realized gains (losses) on debt instruments	6	(5)	101	(780)	(919)
Derivatives and hedge accounting ineffectiveness	(8)	74	(9)	(11)	92
Actual less expected long-term returns on public equity	291	217	198	300	425
Actual less expected long-term returns on ALDA	(289)	(172)	(167)	(736)	(872)
Other investment results	(2)	(1)	63	6	16
Changes in actuarial methods and assumptions that flow directly through income(2)	(216)	-	(199)	(216)	(199)
Restructuring charge(3)	-	-	(20)	-	(20)
Amortization of acquisition-related intangible assets(4)	(6)	-	-	(6)	-
Reinsurance transactions, tax-related items and other(5),(6)	(12)	(50)	44	(12)	(51)
Total items excluded from core earnings	(236)	63	11	(1,455)	(1,528)
Net income (loss) attributed to shareholders	$1,799	$1,789	$1,839	$4,073	$3,747
(1)Market experience was a net charge of $2 million in 3Q25, driven by lower-than-expected returns on ALDA mainly related to private equity, real estate and timber investments, as well as modest losses from derivatives and hedge accounting ineffectiveness and other investment results. These were partially offset by higher-than-expected returns on public equity and a modest net realized gain from the sale of debt instruments which are classified as FVOCI. Market experience was a net gain of $186 million in 3Q24, driven by higher-than-expected returns on public equity, net realized gains from the sale of debt instruments which are classified as FVOCI and favourable foreign exchange impacts. These were partially offset by lower-than-expected returns on ALDA, mainly related to real estate investments, and a modest charge from derivatives and hedge accounting ineffectiveness.
(2)Refer to section D2 “Actuarial Methods and Assumptions” below for detail.
(3)In 3Q24, we reported a restructuring charge of $20 million post-tax ($25 million pre-tax) in Global WAM.
(4)This item is excluded from core earnings commencing in 3Q25. See “Non-GAAP and Other Financial Measures” below for more information.
(5)The 3Q25 net charge of $12 million was primarily driven by the Comvest acquisition related costs. The 3Q24 net gain of $44 million mainly included tax-related benefits and true-ups of $69 million and a charge of $28 million related to GMT. See section A7 “Global Minimum Taxes (GMT)” for more information.
(6)2024 year-to-date comparative has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
Net income attributed to shareholders by segment is presented in the following table.

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q25	2Q25	3Q24	2025	2024
Net income (loss) attributed to shareholders by segment
Asia	$895	$830	$827	$2,349	$1,772
Canada	449	390	430	1,061	782
U.S.	(75)	36	5	(608)	32
Global Wealth and Asset Management	523	482	498	1,448	1,213
Corporate and Other	7	51	79	(177)	(52)
Total net income attributed to shareholders	$1,799	$1,789	$1,839	$4,073	$3,747
Expense efficiency ratio
The expense efficiency ratio is a financial measure which we use to measure progress on our strategic priority of expense efficiency and reflects expenses that flow directly through core earnings (“core expenses”). Core expenses include core general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) and for other products without a CSM. Core expenses exclude certain expenses directly attributable to acquiring new business that are capitalized into the CSM instead of flowing directly through core earnings.
Our focus on expense efficiency has enabled us to drive the benefits of scale across our businesses. We believe there are further opportunities to leverage our global scale and operating environment, streamline processes and further digitize our business. Our medium term target for the expense efficiency ratio is less than 45%.
Quarterly expense efficiency ratio
The expense efficiency ratio was 43.1% in 3Q25, compared with 44.4% in 3Q24. The decrease in the ratio compared with
3Q24 is attributed to a 7% increase in pre-tax core earnings1, partially offset by a 2% increase in core expenses. The increase in core expenses was primarily a result of higher workforce related costs, partially offset by disciplined expense management in Global WAM.

Manulife Financial Corporation – Third Quarter 2025	10
As noted above, core general expenses are a component of core expenses. Total 3Q25 general expenses increased 2% on an actual exchange rate basis and 1% on a constant exchange rate basis compared with 3Q24, driven by the items noted above related to the overall increase in core expenses and items excluded from core earnings. General expenses excluded from core earnings in 3Q25 were mainly related to the acquisition of Comvest, and the amortization of acquisition-related intangible assets. In 3Q24, general expenses excluded from core earnings primarily consisted of restructuring charges in Global WAM.
Year-to-date expense efficiency ratio
The year-to-date expense efficiency ratio was 44.8% in 2025, compared with 45.0% in the same period of 2024. The 0.2 percentage point decrease in the year-to-date ratio compared with the same period of 2024 reflects a 1% increase in both year-to-date pre-tax core earnings and year-to-date core expenses. Year-to-date core expenses reflect higher workforce related costs, and the inclusion of an extra quarter of ongoing operating expenses in 2025 related to our acquisition of CQS by
Global WAM in the second quarter of 2024 (“2Q24”), offset by disciplined expense management in Global WAM.
Core general expenses are a component of core expenses. Total year-to-date general expenses in 2025 increased 1% on an actual exchange rate basis and remained unchanged on a constant exchange rate basis compared with the same period of
2024. This increase was driven by similar items noted above for year-to-date core expenses, as well as a reallocation of amounts within core expenses from directly attributable maintenance to general expenses, partially offset by a reduction in expenses excluded from core earnings. Year-to-date general expenses excluded from core earnings in 2025 were similar to items noted above for 3Q25. In 2024, these expenses primarily related to the acquisition of CQS and a restructuring charge in
Global WAM.
1  Percentage growth/declines in APE sales and NBV are stated on a constant exchange rate basis.
2  Asia Other excludes Hong Kong and Japan.
3  For more information on this metric, see “Non-GAAP and Other Financial Measures” below. In addition, 2024 NBV margin was updated to include the impact of
GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.

Manulife Financial Corporation – Third Quarter 2025	11
A2Business Performance

	Quarterly Results			YTD Results
($ millions, unless otherwise stated) (unaudited)	3Q25	2Q25	3Q24	2025	2024
Asia APE sales	$2,000	$1,705	$1,872	$5,732	$4,412
Canada APE sales	374	345	343	1,210	1,313
U.S. APE sales	202	180	132	553	412
Total APE sales(1)	2,576	2,230	2,347	7,495	6,137
Asia new business value(2)	675	622	618	1,954	1,527
Canada new business value	159	161	143	500	459
U.S. new business value	72	63	45	205	152
Total new business value(1),(2)	906	846	806	2,659	2,138
Asia new business CSM(3)	712	663	593	2,090	1,562
Canada new business CSM	109	100	95	300	241
U.S. new business CSM	145	119	71	365	242
Total new business CSM(3)	966	882	759	2,755	2,045
Asia CSM net of NCI	17,580	15,786	14,715	17,580	14,715
Canada CSM	4,490	4,133	4,036	4,490	4,036
U.S. CSM	2,649	2,386	2,171	2,649	2,171
Corporate and Other CSM	(1)	11	8	(1)	8
Total CSM net of NCI	24,718	22,316	20,930	24,718	20,930
Post-tax CSM net of NCI(2),(4)	20,537	18,527	17,364	20,537	17,364
Global WAM gross flows ($ billions)(1)	47.3	43.8	41.3	141.4	128.2
Global WAM net flows ($ billions)(1)	(6.2)	0.9	5.2	(4.8)	12.0
Global WAM assets under management and administration ($ billions)(4)	1,098.0	1,039.0	990.9	1,098.0	990.9
Global WAM total invested assets ($ billions)	11.0	10.4	9.5	11.0	9.5
Global WAM segregated funds net assets ($ billions)	314.3	295.5	282.0	314.3	282.0
Total assets under management and administration ($ billions)(4),(5)	1,694.6	1,608.2	1,551.5	1,694.6	1,551.5
Total invested assets ($ billions)(5)	459.0	438.5	429.2	459.0	429.2
Segregated funds net assets ($ billions)(5)	462.9	436.6	423.0	462.9	423.0
(1)For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
(2)2024 quarterly and year-to-date new business value and post-tax CSM net of NCI have been updated to include the impact of GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(3)New business CSM is net of NCI.
(4)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(5)See section A4 below for more information.
Annualized premium equivalent (“APE”) sales were $2.6 billion in 3Q25, an increase of 8%1 compared with 3Q24, new business value (“NBV”) was $906 million in 3Q25, an increase of 11%1 compared with 3Q24 and new business CSM was
$966 million, an increase of 25% compared with 3Q24. New business results by segment were as follows:
•Asia continued to generate solid growth in APE sales, NBV and new business CSM in 3Q25, with an increase of 5%, 7%, and 18%, respectively, compared with 3Q24, reflecting higher sales volumes in Asia Other2 and a more favourable business mix. NBV margin3 improved to 39.0% in 3Q25 compared with 36.5% in 3Q24.
•Canada APE sales, NBV and new business CSM increased 9%, 11% and 15% in 3Q25, respectively, compared with
3Q24, driven by strong sales in Individual Insurance.
•U.S. delivered strong new business growth in 3Q25, increasing APE sales, NBV and new business CSM by 51%, 53%
and 104%, respectively, compared with 3Q24, reflecting broad-based demand for our suite of products.
Year-to-date APE sales were $7,495 million in 2025, an increase of 19% compared with the same period of 2024, year-to-
date NBV was $2,659 million in 2025, an increase of 21% compared with the same period of 2024 and year-to-date new business CSM was $2,755 million in 2025, an increase of 31% compared with the same period of 2024. New business results by segment were as follows:
•Asia year-to-date APE sales, NBV and new business CSM increased 26%, 24%, and 29%, respectively, in 2025 compared with the same period of 2024, reflecting higher sales volumes in Hong Kong and Asia Other. NBV margin was
39.0% in 2025 compared with 39.2% in the same period of 2024.
•Canada year-to-date APE sales decreased 8% in 2025 compared with the same period of 2024, as strong participating life insurance sales were more than offset by the non-recurrence of a large-case Group Insurance sale in 2Q24. These sales results, combined with a more favourable product mix, drove an 9% increase in year-to-date NBV. New business CSM
1  Percentage growth/declines in organic CSM is stated on a constant exchange rate basis.
2  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information. Post-tax CSM has been updated to include the impact of GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.

Manulife Financial Corporation – Third Quarter 2025	12
increased 24% compared with the same period of 2024, primarily reflecting the strong sales growth in Individual
Insurance.
•U.S. delivered strong new business growth in 2025, increasing year-to-date APE sales, NBV and new business CSM by
31%, 30% and 47%, respectively, compared with the same period of 2024, reflecting broad-based demand for our suite of products.
CSM net of NCI was $24,718 million as at September 30, 2025, an increase of $2,591 million compared with December 31,
2024. Organic CSM movement was an increase of $1,714 million for the nine months ended September 30, 2025, representing an 11% growth on an annualized basis1, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $877 million for the nine months ended September 30, 2025, driven by the net impacts of the annual review of actuarial methods and assumptions that adjust the CSM and equity market performance, partially offset by the impacts of changes in foreign currency exchange rates and reinsurance transactions.
Global WAM reported net outflows were $6.2 billion in 3Q25 compared with net inflows of $5.2 billion in 3Q24:
•Retirement net outflows were $1.6 billion in 3Q25 compared with net inflows of $0.6 billion in 3Q24, driven by several large plan sales in the U.S. in 3Q24, and higher net member withdrawals reflecting higher account balances from market growth and cost of living pressures in North America.
•Retail net outflows were $3.9 billion in 3Q25 compared with net inflows of $3.9 billion in 3Q24, driven by lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
•Institutional Asset Management net outflows were $0.7 billion in 3Q25 compared with net inflows of $0.7 billion in 3Q24, driven by higher redemptions in equity mandates, as well as lower sales in private equity and real estate mandates. This was partially offset by higher net sales in fixed income mandates.
Year-to-date net outflows were $4.8 billion in 2025, compared with net inflows of $12.0 billion in the same period of 2024. The decrease in year-to-date net flows was primarily driven by net outflows in Retail due to lower net sales as mentioned above, as well as lower net flows in Retirement due to several large retirement plan redemptions in North America and higher net member withdrawals. Institutional Asset Management net flows were in line with the prior year, as higher net sales in fixed income mandates were offset by higher redemptions in equity mandates, as well as lower sales in real estate and private credits mandates.
A3Financial Strength

	Quarterly Results			YTD Results
(unaudited)	3Q25	2Q25	3Q24	2025	2024
MLI’s LICAT ratio(1)	138%	136%	137%	138%	137%
Financial leverage ratio(2),(3)	22.7%	23.6%	23.9%	22.7%	23.9%
Consolidated capital ($ billions)(3),(4)	$81.9	$78.0	$77.1	$81.9	$77.1
Book value per common share ($)	$26.07	$24.90	$24.40	$26.07	$24.40
Adjusted book value per common share ($)(2),(3)	$38.22	$35.78	$34.27	$38.22	$34.27
(1)This item is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
(2)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
(3)2024 financial leverage ratio, consolidated capital and adjusted book value per common share have been updated to include the impact of GMT, consistent with
2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(4)This item is a capital management measure. For more information on this metric, see “Non-GAAP and Other Financial Measures” below.
The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at
September 30, 2025 was 138% compared with 136% as at June 30, 2025. The improvement was driven by earnings and increases in the CSM, as well as the positive impact of the annual review of actuarial methods and assumptions, partially offset by common share buybacks.
MFC’s LICAT ratio was 127% as at September 30, 2025 compared with 124% as at June 30, 2025, with the increase driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at
September 30, 2025 was largely due to the $6.4 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.
MFC’s financial leverage ratio as at September 30, 2025 was 22.7%, a decrease of 0.9 percentage points from 23.6% as at
June 30, 2025. The decrease was driven by higher post-tax CSM2 and an increase in total equity, partially offset by the impact of a weaker Canadian dollar on foreign currency denominated debt. The increase in total equity was driven mainly by total comprehensive income, which reflected the impacts of a weaker Canadian dollar against most other currencies and market movements, partially offset by dividends and common share buybacks.
1  The net redemption of capital instruments consists of the redemption of $1.0 billion of subordinated debt and the issuance of $0.5 billion of subordinated debt in
2Q25.
2  Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares. Included in this balance is $15.1 billion of encumbered cash and cash equivalents and marketable securities as at
September 30, 2025 (December 31, 2024 - $15.6 billion).
3  This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information. Adjusted book value has been updated to include the impact of GMT, consistent with 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
4  Includes MLI, John Hancock Life Insurance Company (U.S.A), John Hancock Life & Health Insurance Company and John Hancock Life Insurance Company of
New York.
5  Includes AUM of US$11 billion and committed capital of US$3.7 billion as of June 30, 2025.

Manulife Financial Corporation – Third Quarter 2025	13
MFC’s consolidated capital was $81.9 billion as at September 30, 2025, an increase of $2.0 billion compared with $79.9 billion as at December 31, 2024. The increase was primarily driven by higher post-tax CSM, partially offset by the net redemption of capital instruments1. Total equity was consistent with December 31, 2024 as total comprehensive income was offset by dividends and common share buybacks. Foreign exchange and market movements had a largely net neutral impact on total comprehensive income.
Cash and cash equivalents and marketable securities2 was $275.6 billion as at September 30, 2025 compared with $263.3 billion as at December 31, 2024. The increase of $12.3 billion was primarily driven by the impact of lower interest rates and growth in equity markets, partially offset by the impact of unfavourable changes in foreign exchange rates.
Book value per common share as at September 30, 2025 was $26.07, a 2% increase compared with $25.63 as at
December 31, 2024. The number of common shares outstanding was 1,690 million as at September 30, 2025, a net decrease of 39 million shares from 1,729 million as at December 31, 2024, primarily driven by common share buybacks. On February
19, 2025, we announced a new Normal Course Issuer Bid to purchase for cancellation up to 51.5 million shares, representing approximately 3% of outstanding common shares.
Adjusted book value per common share as at September 30, 2025 was $38.22, a 5% increase compared with $36.25 as at
December 31, 2024, driven by an increase in the adjusted book value3 and a lower number of common shares outstanding.
Adjusted book value increased $1.9 billion due to higher post-tax CSM, net of NCI, partially offset by a reduction in total common shareholders’ equity. The reduction in total common shareholders’ equity reflected common share dividends and common share buybacks partially offset by total comprehensive income attributed to common shareholders. Foreign exchange and market movements had a largely net neutral impact on total comprehensive income.
Credit Ratings - On September 19, 2025, Moody’s upgraded the financial strength rating to Aa3 from A1 for Manulife’s primary insurance operating companies4. As indicated in Moody’s press release, the upgrade reflects improved profitability, strong capital, and reduced exposure to lower ROE and legacy businesses.
A4Assets under Management and Administration (“AUMA”)
AUMA as at September 30, 2025 was $1.7 trillion, an increase of 8% compared with December 31, 2024, primarily due to the favourable impact of equity markets and interest rates, partially offset by the transfer of invested assets related to the RGA
U.S. Reinsurance Transaction and year-to-date net outflows. Total invested assets increased 4% on an actual exchange rate basis, primarily due to the impact of interest rates on debt securities and the impact of equity markets, partially offset by the above-noted transfer of invested assets related to the RGA U.S. Reinsurance Transaction. Segregated funds net assets increased 6% on an actual exchange rate basis, primarily due to the impact of equity markets.
A5Impact of Foreign Currency Exchange Rates
Changes in foreign currency exchange rates from 3Q24 to 3Q25 increased core earnings by $16 million in 3Q25, primarily due to a weaker Canadian dollar relative to the U.S. dollar. Changes in foreign currency exchange rates increased year-to-date core earnings by $121 million in 2025 compared with the same period of 2024, primarily due to a weaker Canadian dollar relative to the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A6Business Highlights
For the first time, Manulife was included in the TIME World’s Best Companies (2025) List, which encompassed 1,000 global organizations. The assessment focused on three key dimensions: employee satisfaction, revenue growth, and sustainability transparency.
Furthermore, Manulife has been upgraded by MSCI from AA to AAA in its ESG rating, the highest possible rating, recognizing our strong governance and proactive management of sustainability-related risks.
We are strategically deploying capital to enhance capabilities and drive growth
In Global WAM, we entered an agreement to acquire 75% of Comvest, a U.S. private credit manager with US$14.7 billion5 on its platform. The acquisition, which was completed on November 3, 2025, will enhance our private credit capabilities and create a comprehensive platform, by aligning Comvest with Manulife’s existing senior credit team. By leveraging Comvest’s investment philosophy and expertise, we will be able to offer clients expanded access to differentiated private credit strategies.
1 Subject to the receipt of regulatory approvals. See “Caution Regarding Forward-looking Statements”.

Manulife Financial Corporation – Third Quarter 2025	14
In addition, we entered an agreement to acquire PT Schroder Investment Management Indonesia (“Schroders Indonesia”),
strengthening our position as the largest asset manager in Indonesia, and enabling us to deliver enhanced value to our clients and stakeholders by leveraging their local expertise and client relationships. The transaction is subject to customary closing conditions and regulatory approvals.
In November, we entered into an agreement to establish a 50:50 life insurance joint venture with Mahindra & Mahindra Ltd., an existing partner through our asset management joint venture, to enter the India insurance market1. This partnership will expand our global footprint and position us to grow across one of the world’s largest economies, delivering long-term value.
We are delivering differentiated customer experience and digital solutions with AI-powered innovations
In Hong Kong, we launched the Manulife AI Assistant, a leading GenAI-powered customer chatbot designed to handle payment, claims, and policy-related inquiries on our websites. It provides 24/7 availability and contextual understanding for accurate and instant responses to complex, multilingual customer queries in Chinese and English. Together with our e-claims solutions, the Manulife AI Assistant has earned us two accolades in the Hong Kong Business Technology Excellence Awards
2025.
In Canada, we introduced an enhanced life and health insurance online application form that reduces complexity, accelerates medical data collection, and shortens processing times through adaptive questioning and streamlined workflows, transforming the digital experience for advisors. These efficiencies strengthen our competitiveness in the mass market segment and support
Manulife’s ambition of delivering scalable digital offerings.
Furthermore, we launched a GenAI-powered coaching tool for Licensed Insurance Advisor (“LIA”) supervisors in our Affinity business that evaluates customer service calls, generating insights that allow supervisors to provide LIAs with more effective, timely, and targeted feedback to enhance customer service and sales outcomes.
In the U.S., we partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process.
In Global WAM, we launched FutureChoiceTM, an open-architecture retirement plan solution in the U.S. FutureChoiceTM expands our product offerings and strengthens our digital capabilities through the integration of AI to improve user experience, by streamlining processes for client onboarding and participant access.
We are empowering our customers to focus on health, wealth and longevity across our global footprint
In Asia, we launched the enhanced ManulifeMOVE, our flagship lifestyle program, with initial rollout in Singapore in
September, followed by the Philippines in October. ManulifeMOVE empowers customers to take charge of their health and well-being, with key enhancements including differentiated and expanded benefits across preventive health services, medical and assistive care, cancer care support, health and well-being coaching, fitness and wellness experiences, alongside community engagement.
In addition, we hosted Asia’s inaugural Manulife Longevity Symposium in Singapore in September, followed by the Philippines in October, reinforcing our commitment to advancing Asia’s longevity movement. The symposium brought together over 1,000 healthcare experts, industry leaders, financial consultants, customers and partners to address the challenge of living not just longer, but better, covering topics such as health and longevity innovations, and financial well-being.
In the U.S., we expanded our suite of insurance solutions by introducing an accumulation survivorship indexed universal life product, John Hancock’s first offering in this product category. We also became the first life insurer to offer annual and recurring access to GRAIL’s Galleri® multi-cancer test to eligible John Hancock Vitality members, expanding access to early detection technology and reinforcing our commitment to helping customers live longer, healthier, and better lives.
A7Global Minimum Taxes (“GMT”)
On June 20, 2024, the Canadian government passed the Global Minimum Tax Act into law. Canada’s GMT is applied retroactively to fiscal periods commencing on or after December 31, 2023.
Impact of GMT on net income attributed to shareholders and core earnings
As additional local jurisdictions are expected to enact the GMT in 2025, GMT is now recognized in net income in the reporting segments whose earnings are subject to this tax. GMT is reported in both core earnings and items excluded from core earnings in line with our definition of core earnings in section E3 “Non-GAAP and Other Financial Measures” below. As items excluded from core earnings are presented on a post-tax basis, each line will now include the appropriate impact of GMT.
In 2024, the impact of GMT was recognized in the Corporate and Other segment. To improve the comparability of core earnings between 2025 and 2024, we have updated 2024 quarterly core earnings to reallocate GMT from the Corporate and
Other segment to the segment whose core earnings are subject to this tax. This update includes a reallocation of 1Q24 GMT, previously reported in 2Q24 items excluded from core earnings, to 1Q24 core earnings. There is no impact to our 2024 quarterly net income attributed to shareholders by segment or reporting period. The impact of the reallocation of GMT between segments and by quarter was offset by an equal amount in items excluded from core earnings in the segments. This offset is reported in the reinsurance transaction, tax-related items and other line. In total, with these updates, we continue to record

Manulife Financial Corporation – Third Quarter 2025	15
total GMT expense of $231 million in 2024, however $208 million is now reported in core earnings and $23 million is now reported in items excluded from core earnings.
As a result of the update to core earnings, we have also updated the following 2024 non-GAAP measures:
•core ROE
•core EPS
•core earnings available to common shareholders
•common share dividend core payout ratio
•highest potential business core earnings contribution
Impact of GMT on other financial measures
GMT also impacts additional metrics reported on a post-tax basis. In 2025, we have included the impact of GMT in these measures and we have updated 2024 comparatives to include the impact of GMT.
The following non-GAAP financial measures and non-GAAP ratios have been updated:
•Post-tax CSM and post-tax CSM net of NCI
•Adjusted book value and Adjusted book value per common share
•Financial leverage ratio
The following other financial measures have been updated:
•consolidated capital
•NBV and NBV margin
A8Strategy update
In conjunction with our third quarter 2025 financial results, we unveiled a refreshed enterprise strategy, which builds upon our strengths and is underpinned by five new and elevated strategic priorities. These priorities will drive our focus, as we strive to be the number one choice for customers.
Our purpose, ambition, strategic priorities, enablers and values are summarized below:
In addition, we reconfirmed our commitment to our 2027 financial targets, including: 50% of core earnings from Asia region, core ROE of 18%+ and cumulative remittances of $22 billion between 2024 and 2027.

Manulife Financial Corporation – Third Quarter 2025	16
BPERFORMANCE BY SEGMENT
B1Asia

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q25	2Q25	3Q24	2025	2024
Profitability:
Net income attributed to shareholders	$895	$830	$827	$2,349	$1,772
Core earnings(1)	759	720	584	2,184	1,826
Business performance:
Annualized premium equivalent sales	2,000	1,705	1,872	5,732	4,412
New business value	675	622	618	1,954	1,527
New business contractual service margin	712	663	593	2,090	1,562
Contractual service margin net of NCI	17,580	15,786	14,715	17,580	14,715
Assets under management ($ billions)(2)	216.0	202.5	188.5	216.0	188.5
Total invested assets ($ billions)	184.3	173.3	160.4	184.3	160.4
Segregated funds net assets ($ billions)	31.6	29.2	28.1	31.6	28.1

U.S. dollars
Profitability:
Net income attributed to shareholders	US$649	US$600	US$606	US$1,684	US$1,300
Core earnings(1)	550	520	428	1,562	1,342
Business performance:
Annualized premium equivalent sales	1,452	1,233	1,372	4,097	3,242
New business value	490	451	453	1,398	1,122
New business contractual service margin	516	480	435	1,494	1,148
Contractual service margin net of NCI	12,634	11,568	10,898	12,634	10,898
Assets under management ($ billions)(2)	155.2	148.4	139.6	155.2	139.6
Total invested assets ($ billions)	132.5	127.0	118.7	132.5	118.7
Segregated funds net assets ($ billions)	22.7	21.4	20.9	22.7	20.9
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Asia’s net income attributed to shareholders was $895 million in 3Q25 compared with $827 million in 3Q24. Net income attributed to shareholders is comprised of core earnings, which were $759 million in 3Q25 compared with $584 million in
3Q24, and items excluded from core earnings, which amounted to a net gain of $136 million in 3Q25 compared with a net gain of $243 million in 3Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a net $8 million favourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$649 million in 3Q25 compared with US$606 million in 3Q24. Core earnings were US$550 million in 3Q25 compared with US$428 million in 3Q24, and items excluded from core earnings were a net gain of US$99 million in 3Q25 compared with a net gain of
US$178 million in 3Q24.
Core earnings in 3Q25 increased 29% compared with 3Q24, driven by an increase in expected earnings on insurance contracts and higher expected investment earnings, both reflecting business growth, improved insurance experience and a release of the ECL provision in 3Q25 compared with an increase in 3Q24. The increase in expected earnings on insurance contracts also reflected the net impact of 3Q25 updates to actuarial methods and assumptions. Investment income on allocated capital also increased core earnings by US$15 million on a pre-tax basis compared with 3Q24.
Year-to-date net income attributed to shareholders was US$1,684 million in 2025 compared with US$1,300 million in the same period of 2024. Year-to-date core earnings were US$1,562 million in 2025, an increase of 16% compared with US$1,342 million in 2024, driven by an increase in expected earnings on insurance contracts and higher expected investment earnings, both reflecting business growth, favourable insurance experience, and the improved impact of new business. The increase in expected earnings on insurance contracts also reflected the net impact of 3Q25 updates to actuarial methods and assumptions. Investment income on allocated capital also increased year-to-date core earnings by US$45 million in 2025 on a pre-tax basis compared with the same period of 2024. In addition, the GA Reinsurance Transaction reduced year-to-date core earnings by US$10 million in 2025 compared with the same period of 2024. Items excluded from year-to-date core earnings were a net gain of US$122 million in 2025 compared with a net charge of US$42 million in the same period of 2024. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders. Expressed in Canadian dollars, year-to-date core earnings reflected a net $65 million favourable impact of changes in various foreign currency exchange rates versus the Canadian dollar.
1 Subject to the receipt of regulatory approvals. See “Caution Regarding Forward-looking Statements”.

Manulife Financial Corporation – Third Quarter 2025	17
APE sales were US$1,452 million in 3Q25, an increase of 5% compared with 3Q24, driven by growth in Asia Other, partially offset by lower sales in Hong Kong and Japan. NBV of US$490 million and new business CSM of US$516 million in 3Q25 increased 7% and 18% compared with 3Q24, respectively, driven by higher sales volumes and a more favourable business mix. NBV margin was 39.0% in 3Q25 compared with 36.5% in 3Q24. Year-to-date APE sales of US$4,097 million in 2025 increased 26% compared with the same period of 2024, driven by strong sales in the broker and bancassurance channels in
Hong Kong and higher agency and bancassurance sales in Asia Other. Year-to-date APE sales in Japan were consistent with the same period of 2024, reflecting higher bancassurance sales offset by lower broker sales. Year-to-date NBV of US$1,398 million and new business CSM of US$1,494 million in 2025 increased 24% and 29%, respectively, compared with the same period of 2024, primarily driven by higher sales volumes.
•Hong Kong APE sales of US$535 million in 3Q25 decreased 6% compared with 3Q24, reflecting lower agency and broker sales, partially offset by higher bancassurance sales. NBV of US$256 million in 3Q25 increased 10% compared with
3Q24, driven by product mix partially offset by lower sales volumes. The NBV margin of 47.9% in 3Q25 increased 7.2 percentage points compared with 3Q24. Hong Kong new business CSM of US$209 million in 3Q25 increased 12%
compared with 3Q24, driven by product mix partially offset by lower sales volumes.
•Japan APE sales of US$99 million in 3Q25 decreased 17% compared with 3Q24 due to lower sales of savings products compared with strong sales in 3Q24. Japan NBV of US$32 million in 3Q25 decreased 31% compared with 3Q24, driven by product mix and lower sales volumes. The NBV margin of 32.6% in 3Q25 decreased 6.8 percentage points compared with 3Q24. Japan new business CSM of US$55 million in 3Q25 decreased 15% compared with 3Q24, primarily driven by lower sales volumes.
•Asia Other APE sales of US$818 million in 3Q25 increased 18% compared with 3Q24, driven by higher bancassurance and agency sales in mainland China and higher agency sales in Singapore, partially offset by lower sales in Vietnam. Asia
Other NBV of US$202 million in 3Q25 increased 14% compared with 3Q24, driven by higher sales volumes and product mix. The NBV margin of 32.4% in 3Q25 increased 0.7 percentage points compared with 3Q24. Asia Other new business
CSM of US$252 million in 3Q25 increased 34% compared with 3Q24, driven by product mix and higher sales volumes.
CSM net of NCI was US$12,634 million as at September 30, 2025, an increase of US$1,827 million compared with December
31, 2024. Organic CSM movement was an increase of US$910 million for the nine months ended September 30, 2025, driven by the impact of new business, interest accretion and a net increase in insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of US$917 million for the nine months ended
September 30, 2025, largely due to changes in actuarial methods and assumptions that adjust the CSM, the impact of year-to-
date equity market performance and interest rate movement, and the weakening of the U.S. dollar against most Asian currencies.
Assets under management were US$155.2 billion as at September 30, 2025, an increase of 12% compared with December
31, 2024, driven by the impact of lower interest rates and favourable equity market performance on invested assets and segregated funds net assets.
Business highlights – In 3Q25, we:
•Launched the enhanced ManulifeMOVE, our flagship lifestyle program, with initial rollout in Singapore, followed by the
Philippines in October. ManulifeMOVE empowers customers to take charge of their health and well-being, with key enhancements including differentiated and expanded benefits across preventive health services, medical and assistive care, cancer care support, health and well-being coaching, fitness and wellness experiences, alongside community engagement;
•Hosted Asia’s inaugural Manulife Longevity Symposium in Singapore, followed by the Philippines in October, reinforcing our commitment to advancing Asia’s longevity movement. The symposium brought together over 1,000 healthcare experts, industry leaders, financial consultants, customers and partners to address the challenge of living not just longer, but better, covering topics such as health and longevity innovations, and financial well-being;
•Launched the Manulife AI Assistant in Hong Kong, a leading GenAI-powered customer chatbot designed to handle payment, claims, and policy-related inquiries on our websites. It provides 24/7 availability and contextual understanding for accurate and instant responses to complex, multilingual customer queries in Chinese and English. Together with our e-
claims solutions, the Manulife AI Assistant has earned us two accolades in the Hong Kong Business Technology
Excellence Awards 2025; and
•Further expanded our healthcare coverage to increase the ease and flexibility for customers seeking cross-border medical treatment. Customers of select Manulife Hong Kong or Macau health insurance products can now seek cross-border medical treatment at over 38,000 hospitals across mainland China. Additionally, our credit service for hospitalization is now available at over 800 hospitals across mainland China, enabling customers to receive treatment without upfront payments.
In November, we entered into an agreement to establish a 50:50 life insurance joint venture with Mahindra & Mahindra Ltd., an existing partner through our asset management joint venture, to enter the India insurance market1. This partnership will expand our global footprint and position us to grow across one of the world’s largest economies, delivering long-term value.

Manulife Financial Corporation – Third Quarter 2025	18
B2Canada

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q25	2Q25	3Q24	2025	2024
Profitability:
Net income attributed to shareholders	$449	$390	$430	$1,061	$782
Core earnings(1)	428	419	412	1,221	1,178
Business performance:
Annualized premium equivalent sales	374	345	343	1,210	1,313
Contractual service margin	4,490	4,133	4,036	4,490	4,036
Manulife Bank average net lending assets ($ billions)(2)	28.6	27.6	26.2	27.9	25.8
Assets under management ($ billions)	152.6	148.8	146.1	152.6	146.1
Total invested assets ($ billions)	114.0	111.2	108.2	114.0	108.2
Segregated funds net assets ($ billions)	38.7	37.6	37.9	38.7	37.9
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
Canada’s net income attributed to shareholders was $449 million in 3Q25 compared with $430 million in 3Q24. Net income attributed to shareholders is comprised of core earnings, which were $428 million in 3Q25 compared with $412 million in
3Q24, and items excluded from core earnings, which amounted to a net gain of $21 million in 3Q25 compared with a net gain of $18 million in 3Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings in 3Q25 increased $16 million or 4% compared with 3Q24, reflecting higher expected investment earnings, business growth in Group Insurance, favourable insurance experience in Individual Insurance, and an increase in CSM amortization, partially offset by less favourable insurance experience in Group Insurance. Core earnings also included the net favourable impact of 3Q25 updates to actuarial methods and assumptions on insurance experience and CSM amortization.
Investment income on allocated capital reduced core earnings by $7 million on a pre-tax basis compared with 3Q24.
Year-to-date net income attributed to shareholders was $1,061 million in 2025 compared with $782 million in the same period of 2024. Year-to-date core earnings were $1,221 million in 2025 compared with $1,178 million in the same period of 2024.
Year-to-date core earnings increased $43 million or 4% mainly due to similar factors as noted above for the quarter, with an additional offset from an increase in the provision for ECL in 2025 compared with a release in the same period of 2024. Year-
to-date core earnings also included the net favourable impact of 3Q25 updates to actuarial methods and assumptions on insurance experience and CSM amortization. Investment income on allocated capital reduced year-to-date core earnings by
$22 million on a pre-tax basis compared with the same period of 2024. The RGA Canadian Reinsurance Transaction also reduced year-to-date core earnings by $17 million in 2025 compared with the same period of 2024. Items excluded from year-
to-date core earnings were a net charge of $160 million in 2025 compared with a net charge of $396 million for the same period of 2024. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
APE sales of $374 million in 3Q25 increased $31 million, or 9%, compared with 3Q24.
•Individual Insurance APE sales of $161 million in 3Q25 increased $29 million or 22% compared with 3Q24, primarily due to higher participating life insurance sales and higher sales in affinity markets.
•Group Insurance APE sales of $155 million in 3Q25 were in line with 3Q24.
•Annuities APE sales of $58 million in 3Q25 increased $2 million or 4% compared with 3Q24, primarily due to higher segregated fund sales.
Year-to-date APE sales were $1,210 million in 2025, $103 million or 8% lower compared with the same period of 2024, primarily due to the non-recurrence of a large-case sale in Group Insurance in 2Q24, partially offset by higher participating life insurance sales.
CSM was $4,490 million as at September 30, 2025, representing an increase of $381 million compared with December 31,
2024. Organic CSM movement was an increase of $76 million for the nine months ended September 30, 2025, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was an increase of $305 million for the nine months ended September 30, 2025, primarily related to changes in actuarial methods and assumptions that adjust the CSM, the impact of amendments to reinsurance treaties in 2Q25, and favourable year-to-date equity market experience, partially offset by unfavourable year-to-date impacts of interest rates.
Manulife Bank average net lending assets were $28.6 billion for the quarter ending September 30, 2025, up $2.1 billion, or
8%, compared with the quarter ending December 31, 2024, primarily due to growth in residential lending.
Assets under management were $152.6 billion as at September 30, 2025, an increase of $7.4 billion, or 5%, compared with
December 31, 2024, due to higher total invested assets from business growth and the net favourable impact from equity markets and interest rates.

Manulife Financial Corporation – Third Quarter 2025	19
Business highlights – In 3Q25, we:
•Introduced an enhanced life and health insurance online application form that reduces complexity, accelerates medical data collection, and shortens processing times through adaptive questioning and streamlined workflows, transforming the digital experience for advisors. These efficiencies strengthen our competitiveness in the mass market segment and support Manulife’s ambition of delivering scalable digital offerings;
•Launched a GenAI-powered coaching tool for Licensed Insurance Advisor (“LIA”) supervisors in our Affinity business that evaluates customer service calls, generating insights that allow supervisors to provide LIAs with more effective, timely, and targeted feedback to enhance customer service and sales outcomes; and
•Launched a simplified Specialized Lending suite of products in Manulife Bank to streamline the lending experience for advisors serving high-net-worth clients and business owners. This emphasizes our focus on removing friction, enhancing clarity, and delivering smarter, faster, and more personalized solutions for advisors and customers.
B3U.S.

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q25	2Q25	3Q24	2025	2024
Profitability:
Net income (loss) attributed to shareholders	$(75)	$36	$5	$(608)	$32
Core earnings(1)	332	194	411	887	1,278
Business performance:
Annualized premium equivalent sales	202	180	132	553	412
Contractual service margin	2,649	2,386	2,171	2,649	2,171
Assets under management ($ billions)	203.0	194.3	209.1	203.0	209.1
Total invested assets ($ billions)	124.7	120.0	134.2	124.7	134.2
Segregated funds invested net assets ($ billions)	78.3	74.3	74.9	78.3	74.9

U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$(54)	US$26	US$5	US$(425)	US$23
Core earnings(1)	241	141	302	633	940
Business performance:
Annualized premium equivalent sales	146	130	97	396	303
Contractual service margin	1,904	1,748	1,606	1,904	1,606
Assets under management ($ billions)	145.9	142.4	154.8	145.9	154.8
Total invested assets ($ billions)	89.6	87.9	99.3	89.6	99.3
Segregated funds invested net assets ($ billions)	56.3	54.5	55.5	56.3	55.5
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
U.S.’s net loss attributed to shareholders was $75 million in 3Q25 compared with net income attributed to shareholders of
$5 million in 3Q24. Net income (loss) attributed to shareholders is comprised of core earnings, which were $332 million in
3Q25 compared with $411 million in 3Q24, and items excluded from core earnings, which amounted to a net charge of $407 million in 3Q25 compared with a net charge of $406 million in 3Q24. See section E3 “Non-GAAP and Other Financial
Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1
“Profitability” above, for explanations of the items excluded from core earnings. The change in core earnings expressed in
Canadian dollars was due to the factors described below. In addition, the change in core earnings reflected a $3 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, the net loss attributed to shareholders was US$54 million in
3Q25 compared with net income attributed to shareholders of US$5 million in 3Q24. Core earnings were US$241 million in
3Q25 compared with US$302 million in 3Q24 and items excluded from core earnings were a net charge of US$295 million in
3Q25 compared with a net charge of US$297 million in 3Q24.
Core earnings in 3Q25 decreased US$61 million or 20% compared with 3Q24 reflecting unfavourable life insurance claims experience in 3Q25 compared with favourable life insurance claims experience in 3Q24 and lower expected investment earnings. These drivers were partially offset by a release in the ECL provision in 3Q25 compared with an increase in 3Q24, and favourable lapse experience in 3Q25 compared with unfavourable experience in 3Q24. Investment income on allocated capital also reduced core earnings by US$14 million on a pre-tax basis compared with 3Q24. The RGA U.S. Reinsurance
Transaction reduced core earnings by US$8 million in 3Q25 compared with 3Q24, attributable to the impact on expected investment earnings and the expected earnings on insurance contracts.
Year-to-date net loss attributed to shareholders was US$425 million in 2025 compared with year-to-date net income attributed to shareholders of US$23 million in the same period of 2024. Year-to-date core earnings were US$633 million in 2025 compared with US$940 million in the same period of 2024. Year-to-date core earnings decreased US$307 million mainly due

Manulife Financial Corporation – Third Quarter 2025	20
to unfavourable life insurance claims experience in 2025 compared with favourable life insurance claims experience in the same period of 2024, lower expected investment earnings and the net impact of the 2024 annual review of actuarial methods and assumptions, which impacted expected investment earnings and insurance service result. This was partially offset by favourable lapse experience in 2025 compared with unfavourable experience in the same period of 2024. The net impact of the 3Q25 annual review of actuarial methods and assumptions, which impacted insurance service result, was slightly positive.
Investment income on allocated capital also reduced year-to-date core earnings by US$41 million on a pre-tax basis in 2025 compared with 2024. The RGA U.S. Reinsurance Transaction reduced year-to-date core earnings by US$16 million in 2025 compared with the same period of 2024, attributable to the impact on expected investment earnings, the expected earnings on insurance contracts, and the change in ECL. In addition, the GA Reinsurance Transaction increased year-to-date core earnings by US$5 million in 2025 compared with the same period of 2024. Items excluded from year-to-date core earnings were a net charge of US$1,058 million in 2025 compared with a net charge of US$917 million for the same period of 2024.
See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-
date net income (loss) attributed to shareholders. Expressed in Canadian dollars, year-to-date core earnings reflected a $27 million favourable impact of strengthening of the U.S. dollar compared with the Canadian dollar.
APE sales of US$146 million in 3Q25 increased 51% compared with 3Q24, reflecting broad-based demand for our suite of products. Year-to-date APE sales in 2025 of US$396 million increased 31% compared with the same period of 2024 for the reason stated above.
CSM was US$1,904 million as at September 30, 2025, an increase of US$189 million compared with December 31, 2024.
Organic CSM movement was an increase of US$258 million for the nine months ended September 30, 2025, driven by the impact of new business, net favourable insurance experience and interest accretion, partially offset by amortization recognized in core earnings. The net favourable insurance experience was mainly due to long-term care claims and lapse experience.
Inorganic CSM movement was a decrease of US$69 million for the nine months ended September 30, 2025 due to the RGA
U.S. Reinsurance Transaction in the first quarter of 2025 (“1Q25”), partially offset by favourable year-to-date market impacts from equity market experience and changes in actuarial methods and assumptions that adjust the CSM.
Assets under management were US$145.9 billion as at September 30, 2025, a decrease of 2% or US$3.1 billion compared with December 31, 2024. The decrease was largely due to the transfer of invested assets related to the RGA U.S.
Reinsurance Transaction, partially offset by the net impact from interest rates and equity markets on both total invested assets and segregated funds net assets.
Business highlights – In 3Q25, we:
•Partnered with Munich Re Life US to enhance underwriting efficiency through alitheia, its AI-driven risk assessment platform, raising instant underwriting decision eligibility from US$3 million to US$5 million, enabling more customers to experience a streamlined life insurance application process;
•Expanded our suite of insurance solutions by introducing an accumulation survivorship indexed universal life product,
John Hancock’s first offering in this product category; and
•Became the first life insurer to offer annual and recurring access to GRAIL’s Galleri® multi-cancer test to eligible John
Hancock Vitality members, expanding access to early detection technology and reinforcing our commitment to helping customers live longer, healthier, and better lives.
B4Global Wealth and Asset Management

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q25	2Q25	3Q24	2025	2024
Profitability:
Net income attributed to shareholders	$523	$482	$498	$1,448	$1,213
Core earnings(1)	525	463	479	1,442	1,214
Core EBITDA(2)	672	623	572	1,903	1,562
Core EBITDA margin (%)(3)	30.9%	30.1%	27.8%	29.8%	26.6%
Business performance:
Sales
Wealth and asset management gross flows	47,326	43,831	41,288	141,431	128,174
Wealth and asset management net flows	(6,224)	946	5,227	(4,789)	12,032
Assets under management and administration ($ billions)	1,098.0	1,039.0	990.9	1,098.0	990.9
Total invested assets ($ billions)	11.0	10.4	9.5	11.0	9.5
Segregated funds net assets ($ billions)	314.3	295.5	282.0	314.3	282.0
Global WAM managed AUMA ($ billions)(2)	1,331.7	1,261.7	1,211.2	1,331.7	1,211.2
Average assets under management and administration ($ billions)	1,065.8	1,005.3	963.0	1,038.0	923.9
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
1 Includes AUM of US$11 billion and committed capital of US$3.7 billion as of June 30, 2025.

Manulife Financial Corporation – Third Quarter 2025	21
Global WAM’s net income attributed to shareholders was $523 million in 3Q25 compared with $498 million in 3Q24. Net income attributed to shareholders is comprised of core earnings, which were $525 million in 3Q25 compared with $479 million in 3Q24, and items excluded from core earnings, which amounted to a net charge of $2 million in 3Q25 compared with a net gain of $19 million in 3Q24. See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings increased $46 million, or 9%, compared with 3Q24, driven by an increase in net fee income from higher average AUMA resulting from the favourable impact of markets over the past 12 months, higher performance fees in
Institutional Asset Management as well as disciplined expense management. This increase was partially offset by lower favourable tax true-ups and tax benefits.
Core EBITDA was $672 million in 3Q25, an increase of 17% compared with 3Q24, and core EBITDA margin was 30.9% in
3Q25, an increase of 310 basis points compared with 3Q24, both driven by similar factors as mentioned above. See section
E3 “Non-GAAP and Other Financial Measures” below, for more information on core EBITDA and core EBITDA margin.
Year-to-date net income attributed to shareholders was $1,448 million in 2025 compared with $1,213 million in the same period of 2024, and year-to-date core earnings were $1,442 million in 2025 compared with $1,214 million in the same period of 2024.
The increase in year-to-date core earnings of $228 million or 17% was mainly due to similar factors as noted above for the quarter. In addition, year-to-date core earnings were reduced by lower fee spreads. Items excluded from year-to-date core earnings were a net gain of $6 million in 2025 compared with a net charge of $1 million in the same period of 2024. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
Year-to-date core EBITDA was $1,903 million in 2025, an increase of 20% compared with the same period of 2024 and core
EBITDA margin was 29.8% in 2025, an increase of 320 bps compared with the same period of 2024, both driven by the similar factors as noted above for the quarter. See section E3 “Non-GAAP and other financial measures” below, for additional information on year-to-date core EBITDA and year-to-date core EBITDA margin.
Net outflows were $6.2 billion in 3Q25, compared with net inflows of $5.2 billion in 3Q24. By business line, the results were:
•Retirement net outflows were $1.6 billion in 3Q25 compared with net inflows of $0.6 billion in 3Q24, driven by several large plan sales in the U.S. in 3Q24, and higher net member withdrawals reflecting higher account balances from market growth and cost of living pressures in North America.
•Retail net outflows were $3.9 billion in 3Q25 compared with net inflows of $3.9 billion in 3Q24, driven by lower net sales through third-party intermediaries in North America and our Canada retail wealth platform.
•Institutional Asset Management net outflows were $0.7 billion in 3Q25 compared with net inflows of $0.7 billion in 3Q24, driven by higher redemptions in equity mandates, as well as lower sales in private equity and real estate mandates. This was partially offset by higher net sales in fixed income mandates.
Year-to-date net outflows were $4.8 billion in 2025, compared with net inflows of $12.0 billion in the same period of 2024. The decrease in year-to-date net flows was primarily driven by net outflows in Retail due to lower net sales as mentioned above, as well as lower net flows in Retirement due to several large retirement plan redemptions in North America and higher net member withdrawals. Institutional Asset Management net flows were in line with the prior year, as higher net sales in fixed income mandates were offset by higher redemptions in equity mandates, as well as lower sales in real estate and private credits mandates.
Assets under management and administration of $1,098.0 billion as at September 30, 2025 increased 9% compared with
December 31, 2024. The increase was primarily driven by the favourable impact of equity markets. As at September 30, 2025,
Global WAM also managed $233.7 billion in assets for the Company’s other reporting segments. Including those assets,
AUMA managed by Global WAM were $1,331.7 billion compared with $1,257.8 billion as at December 31, 2024.
Segregated funds net assets were $314.3 billion as at September 30, 2025, an increase of 8% compared with December 31,
2024 on an actual exchange rate basis, driven by strong equity markets.
Business highlights – In 3Q25, we:
•Entered an agreement to acquire 75% of Comvest, a U.S. private credit manager with US$14.7 billion1 on its platform. The acquisition, which was completed on November 3, 2025, will enhance our private credit capabilities and create a comprehensive platform, by aligning Comvest with Manulife’s existing senior credit team. By leveraging Comvest’s investment philosophy and expertise, we will be able to offer clients expanded access to differentiated private credit strategies;
•Entered an agreement to acquire PT Schroder Investment Management Indonesia (“Schroders Indonesia”), strengthening our position as the largest asset manager in Indonesia, and enabling us to deliver enhanced value to our clients and stakeholders by leveraging their local expertise and client relationships. The transaction is subject to customary closing conditions and regulatory approvals;

Manulife Financial Corporation – Third Quarter 2025	22
•Successfully closed the Manulife Investment Management Fund III, raising over US$5.5 billion from existing and new investors. This milestone reflects the continued strength of our North American mid-market infrastructure strategy and our commitment to meeting investor needs for alternative solutions through strategic expansion of our product offerings;
•Launched FutureChoiceTM, an open-architecture retirement plan solution in the U.S. FutureChoiceTM expands our product offerings and strengthens our digital capabilities through the integration of AI to improve user experience, by streamlining processes for client onboarding and participant access.
We have further advanced our preparation for transitioning to the new eMPF platform in Hong Kong. The Mandatory Provident
Fund (“MPF”) Schemes Authority is transitioning all trustees in the market to a new platform that will centralize and digitalize all
MPF schemes’ administrative processes, allowing users to manage their MPF accounts online. Thus far the MPF Schemes
Authority has transitioned more than half of trustees and Manulife commenced its onboarding on November 6, 2025. While this transition is expected to reduce our quarterly core earnings run rate by approximately US$25 million, our market leading MPF business will remain a driver of long-term growth.
B5Corporate and Other

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q25	2Q25	3Q24	2025	2024
Net income attributed to shareholders	$7	$51	$79	$(177)	$(52)
Core earnings (loss)(1)	(9)	(70)	(58)	(206)	(221)
(1)See “Non-GAAP and Other Financial Measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.
Corporate and Other reported net income attributed to shareholders of $7 million in 3Q25 compared with a net income attributed to shareholders of $79 million in 3Q24. Net income (loss) attributed to shareholders is comprised of core earnings, which was a core loss of $9 million in 3Q25 compared with a core loss of $58 million in 3Q24, and the items excluded from core earnings (loss) which amounted to a net gain of $16 million in 3Q25 compared with a net gain of $137 million in 3Q24.
See section E3 “Non-GAAP and Other Financial Measures” below, for a reconciliation of quarterly core earnings to net income
(loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
The $49 million decrease in core loss was primarily due to an adjustment to the year-to-date accrual for withholding taxes following the announcement of the Comvest acquisition.
The year-to-date net loss attributed to shareholders was $177 million in 2025 compared with a net loss attributed to shareholders of $52 million in the same period of 2024. The year-to-date core loss was $206 million in 2025 compared with a core loss of $221 million in the same period of 2024. The decrease in the year-to-date core loss of $15 million was primarily driven by an adjustment to the year-to-date accrual for withholding taxes mentioned above and lower long-term incentive compensation, partially offset by a $43 million post-tax charge for estimated losses from the California wildfires in our P&C
Reinsurance business and higher interest on capital allocated to operating segments. Items excluded from the year-to-date core loss were a net gain of $29 million in 2025 compared with a net gain of $169 million in the same period of 2024. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.

Manulife Financial Corporation – Third Quarter 2025	23
CRISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the 2024 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with International
Financial Reporting Standards (“IFRS”) 7 “Financial Instruments – Disclosures”. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
C1Variable Annuity and Segregated Fund Guarantees
As described in the MD&A in our 2024 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business are expected to be recognized primarily within the next 20 years.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly
Traded Equity Performance Risk Sensitivities and Exposure Measures” below).The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance

As at	September 30, 2025			December 31, 2024
($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,271	$2,628	$747	$3,628	$2,780	$918
Guaranteed minimum withdrawal benefit	30,599	32,053	2,679	33,473	33,539	3,339
Guaranteed minimum accumulation benefit	19,008	19,330	19	18,987	19,097	70
Gross living benefits(4)	52,878	54,011	3,445	56,088	55,416	4,327
Gross death benefits(5)	8,104	20,447	506	8,612	19,851	644
Total gross of reinsurance	60,982	74,458	3,951	64,700	75,267	4,971
Living benefits reinsured	21,316	22,733	2,450	23,768	23,965	3,016
Death benefits reinsured	3,177	2,711	203	3,430	2,776	289
Total reinsured	24,493	25,444	2,653	27,198	26,741	3,305
Total, net of reinsurance	$36,489	$49,014	$1,298	$37,502	$48,526	$1,666
(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at September 30, 2025 was $1,298 million (December 31, 2024 – $1,666 million) of which: US$252 million (December
31, 2024 – US$293 million) was on our U.S. business, $788 million (December 31, 2024 – $1,021 million) was on our Canadian business, US$91 million
(December 31, 2024 – US$100 million) was on our Japan business and US$24 million (December 31, 2024 – US$56 million) was related to Asia (other than
Japan) and our run-off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Manulife Financial Corporation – Third Quarter 2025	24
C2Caution Related to Sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.
C3Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures
As outlined in our 2024 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity and segregated fund guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity and segregated fund guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see page 59 of our 2024 Annual Report).
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.
The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity and segregated fund guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – Third Quarter 2025	25
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2025	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,880)	$(1,130)	$(510)	$420	$780	$1,090
General fund equity investments(3)	(1,320)	(880)	(430)	440	870	1,310
Total underlying sensitivity before hedging	(3,200)	(2,010)	(940)	860	1,650	2,400
Impact of macro and dynamic hedge assets(4)	690	410	180	(140)	(250)	(340)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,510)	(1,600)	(760)	720	1,400	2,060
Impact of reinsurance	1,160	710	320	(280)	(510)	(730)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,350)	$(890)	$(440)	$440	$890	$1,330

As at December 31, 2024	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,050)	$(1,240)	$(560)	$470	$860	$1,190
General fund equity investments(3)	(1,240)	(820)	(400)	390	780	1,180
Total underlying sensitivity before hedging	(3,290)	(2,060)	(960)	860	1,640	2,370
Impact of macro and dynamic hedge assets(4)	720	430	190	(150)	(260)	(360)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,570)	(1,630)	(770)	710	1,380	2,010
Impact of reinsurance	1,320	810	370	(320)	(590)	(830)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,250)	$(820)	$(400)	$390	$790	$1,180
(1)See “Caution Related to Sensitivities” above.
(2)For variable annuity contracts measured under the variable fee approach (“VFA”) the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment). The impact does not include any potential impact on public equity weightings.
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g. fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

Manulife Financial Corporation – Third Quarter 2025	26
Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2)

As at September 30, 2025
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,100)	$(1,900)	$(880)	$760	$1,430	$2,040
Impact of risk mitigation – hedging(3)	920	540	240	(180)	(330)	(450)
Impact of risk mitigation – reinsurance(3)	1,470	890	410	(350)	(650)	(930)
VA net of risk mitigation	(710)	(470)	(230)	230	450	660
General fund equity	(1,340)	(860)	(420)	410	830	1,240
Contractual service margin ($ millions, pre-tax)	$(2,050)	$(1,330)	$(650)	$640	$1,280	$1,900
Other comprehensive income attributed to shareholders ($ millions, post-tax)(4)	$(860)	$(580)	$(290)	$280	$550	$810
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,210)	$(1,470)	$(730)	$720	$1,440	$2,140
MLI’s LICAT ratio (change in percentage points)	(2)	(1)	-	-	1	1

As at December 31, 2024
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,420)	$(2,110)	$(970)	$840	$1,580	$2,250
Impact of risk mitigation – hedging(3)	940	560	250	(190)	(350)	(470)
Impact of risk mitigation – reinsurance(3)	1,670	1,020	470	(400)	(740)	(1,050)
VA net of risk mitigation	(810)	(530)	(250)	250	490	730
General fund equity	(1,140)	(740)	(370)	370	750	1,110
Contractual service margin ($ millions, pre-tax)	$(1,950)	$(1,270)	$(620)	$620	$1,240	$1,840
Other comprehensive income attributed to shareholders ($ millions, post-tax)(4)	$(840)	$(560)	$(280)	$270	$530	$790
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,090)	$(1,380)	$(680)	$660	$1,320	$1,970
MLI’s LICAT ratio (change in percentage points)	(1)	(1)	-	1	1	1
(1)See “Caution Related to Sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(4)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
C4Interest Rate and Spread Risk Sensitivities and Exposure Measures
As at September 30, 2025, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on
VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could lead to variations in the impact to net income attributed to shareholders.

Manulife Financial Corporation – Third Quarter 2025	27
Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on
page 95 of our 2024 Annual Report). More information on ALDA can be found under the section C5 “Alternative Long-Duration
Asset Performance Risk Sensitivities and Exposure Measures”.
The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.
Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at September 30, 2025	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(200)	$(200)	$-	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	-	-	-	100	(300)	300
Total comprehensive income attributed to shareholders	100	(100)	-	100	(200)	200

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(200)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	(100)	200	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	-	100	(100)	200	-	-
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at September 30, 2025	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(3)	3	-	-

As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(3)	3	-	-
(1)See “Caution Related to Sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)LICAT impacts reflect the impact of anticipated scenario switches.
(5)Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan).
LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
LICAT Scenario Switch
When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.
1  LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.
2  See “Caution Regarding Forward-looking Statements”.
3  Energy includes legacy oil & gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

Manulife Financial Corporation – Third Quarter 2025	28
The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s Consolidated
Statements of Financial Position.
With the current level of interest rates in 3Q25, the probability of a scenario switch that could materially impact our LICAT ratio is low.2 Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the LICAT ratio to be different from the disclosed values. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.
C5Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure
Measures
The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10%
change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy3 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly Traded
Equity Performance Risk Sensitivities and Exposure Measures” for more details.
Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	September 30, 2025		December 31, 2024
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(200)	$200	$(200)	$200
Net income attributed to shareholders(2)	(2,300)	2,300	(2,500)	2,500
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,500)	2,500	(2,700)	2,700
(1)See “Caution Related to Sensitivities” above.
(2)Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.
Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	September 30, 2025		December 31, 2024
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(1)	-	(1)	1
(1)See “Caution Related to Sensitivities” above.
C6Risk Management and Risk Factors Update2
We have outlined our overall approach to risk management in our 2024 Annual Report. The following is an update to the risk factors for strategic risk.
Strategic risk factors
Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition.
•On January 31, 2025, the Canadian government announced its intention to increase the capital gains inclusion rate from
50% to 66.67%, effective January 1, 2026. This policy was rescinded on March 21, 2025 by the newly elected government.
1  Fulfilment cash inflows include an estimate of future cash flows; an adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows; and a risk adjustment for non-financial risk. Additional information on fulfilment cash flows can be found in note 5 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025.

Manulife Financial Corporation – Third Quarter 2025	29
DCRITICAL ACTUARIAL AND ACCOUNTING POLICIES
Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
D1Critical Actuarial and Accounting Policies
Our material accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended
December 31, 2024. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 87 of our 2024 Annual Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 95 of our 2024 Annual Report.
D2Actuarial Methods and Assumptions
The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.
2025 Review of Actuarial Methods and Assumptions
The completion of the 2025 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows1 of $605 million, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $244 million ($216 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 million ($67 million post-tax), an increase in CSM of $1,080 million, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 million ($73 million post-tax), and a decrease in pre-
tax other comprehensive income attributed to participating policyholders of $91 million ($70 million post-tax).
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2025
($ millions)	Total
Hong Kong health insurance product reserving approach	$(463)
Methodology and other updates	(207)
Lapse and policyholder behaviour updates	181
Long-term care triennial review	(77)
Mortality and morbidity updates	(39)
Impact of changes in actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(605)
(1)Excludes the portion related to non-controlling interests of $116 million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(489) million.
1  The mortality rate of LTC policyholders who are currently not on claim.
2  Our actual experience obtaining premium increases could be materially different than what we have assumed, resulting in further increases or decreases in pre-
tax fulfilment cash flows, which could be material. See “Caution regarding forward-looking statements” above.

Manulife Financial Corporation – Third Quarter 2025	30
Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2025
($ millions)	Total
Portion recognized in pre-tax net income (loss) attributed to:
Participating policyholders	$(88)
Shareholders	(244)
(332)

Portion increasing (decreasing) CSM	1,080

Portion recognized in pre-tax OCI attributed to:
Participating policyholders	(91)
Shareholders	(52)
(143)
Impact of changes in actuarial methods and assumptions, pre-tax	$605
(1)Excludes the portion related to non-controlling interests of $(116) million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $489 million.
Hong Kong health insurance product reserving approach
An update to the pricing philosophy on certain health insurance products in Hong Kong led to a change in the IFRS 17 measurement model from the Premium Allocation Approach to the General Measurement Model, which requires all future cash flows to be included in the fulfilment cash flows, amounting to a decrease in pre-tax fulfilment cash flows of $463 million.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $207 million.
The decrease was mainly driven by annual yield and parameter updates to our valuation models for participating products in
Asia and Canada. This was partially offset by various other valuation models updates in the U.S. to non-participating products that netted to a residual increase in fulfilment cash flows.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of
$181 million.
The increase was mainly driven by the review of lapse assumptions in Singapore as well as other smaller updates. The
Singapore update reflected higher lapse experience on our index-linked and universal life products. This was partially offset by the impact of the lapse review on term insurance products in Canada.
Long-term care triennial review
U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The impact of the LTC review was a decrease in pre-tax fulfilment cash flows of $77 million.
The overall experience study led to a $1.9 billion (US$1.4 billion) increase in pre-tax fulfilment cash flows for claim costs following a review of morbidity, mortality and lapse assumptions. This was mainly driven by higher utilization of benefits due to the impact of higher inflation in the cost-of-care, and also reflects the benefit of in-force management initiatives related to fraud, waste and abuse programs. The impact from utilization was partially offset by updates to reflect higher terminations. The impacts of updating incidence, active life mortality1, lapse and other refinements were all relatively small.
The review of assumed future premium increases resulted in a $1.5 billion (US$1.1 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future net premium increases that are due to the outstanding amounts from prior state filings as well as to our 2025 review of morbidity, mortality, and lapse assumptions. Since the last triennial review in 2022, we have received actual premium increase approvals of $3.2 billion pre-tax (US$2.3 billion pre-tax) on a present value basis. This exceeds the amount of premium increases we assumed in our pre-tax fulfilment cash flows by $0.5 billion (US$0.3 billion) at that time, and demonstrates our continued strong track record of securing premium rate increases.2
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $39 million.
The decrease was mainly driven by a morbidity study of group long-term disability benefits in Canada related to claim termination, partially offset by other items that netted to a modest residual increase in fulfilment cash flows.
1  Our review of actuarial methods and assumptions also impacts net income attributed to participating policyholders. The total company impact can be found in the above table.

Manulife Financial Corporation – Third Quarter 2025	31
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment1
The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $382 million. The decrease was primarily driven by the impact of annual updates to our valuation models for participating products, the lapse review on term insurance products as well as the review of morbidity assumptions for group long-term disability benefits. These changes resulted in an increase in pre-tax net income attributed to shareholders of $80 million
($58 million post-tax), an increase in CSM of $348 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $98 million ($71 million post-tax).
The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $179 million. The increase was primarily driven by a number of valuation model updates, partially offset by the impact of the LTC triennial review. These changes resulted in a decrease in pre-tax net income attributed to shareholders of
$298 million ($235 million post-tax), an increase in CSM of $43 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $75 million ($60 million post-tax).
The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of
$418 million. The decrease was primarily driven by the impact of the change in the IFRS 17 measurement model on certain health insurance products in Hong Kong and the impact of annual updates to our valuation models for participating products, partly offset by a review of lapse assumptions for certain products in Singapore. These changes resulted in a decrease in pre-
tax net income attributed to shareholders of $26 million ($39 million post-tax), an increase in CSM of $704 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $224 million ($203 million post-tax).
The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $16 million. These changes resulted in no impact to pre-tax or post-tax net income attributed to shareholders, a decrease in CSM of $15 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $1 million ($1 million post-tax).
2024 Review of Actuarial Methods and Assumptions
The completion of the 2024 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $174 million, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $250 million ($199 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 million ($21 million post-tax), a decrease in CSM of $421 million, an increase in pre-tax other comprehensive income attributed to shareholders of $771 million ($632 million post-tax), and an increase in pre-
tax other comprehensive income attributed to participating policyholders of $45 million ($32 million post-tax).
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2024
($ millions)	Total
Lapse and policyholder behaviour updates	$620
Reinsurance contract and other risk adjustment review	427
Expense updates	(406)
Financial related updates	(386)
Mortality and morbidity updates	(273)
Methodology and other updates	(156)
Impact of changes in actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(174)
(1)Excludes the portion related to non-controlling interests of $(215) million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(389) million.

Manulife Financial Corporation – Third Quarter 2025	32
Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2024
($ millions)	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$29
Shareholders	(250)
(221)

Portion increasing (decreasing) CSM	(421)

Portion recognized in OCI attributed to:
Participating policyholders	45
Shareholders	771
816
Impact of changes in actuarial methods and assumptions, pre-tax	$174
(1)Excludes the portion related to non-controlling interests of $215 million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $389 million.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $620 million.
The increase was primarily driven by a detailed review of the lapse assumptions for our non-participating products in our U.S.
life insurance business and our International High Net Worth business in Asia segment. For U.S. protection products, lapse rates declined during the COVID-19 pandemic and continue to remain low, while for U.S. indexed universal life, U.S. bank-
owned life insurance, and Asia’s International High Net Worth business, lapse rates increased due to the impact of higher short-term interest rates. We updated our lapse assumptions to reflect these experience trends. The ultimate lapse rates for products with no-lapse guarantees were not changed.
Reinsurance contract and other risk adjustment review
The review of our reinsurance contracts and risk adjustment, excluding changes that were a direct result of other assumption updates, resulted in an increase in pre-tax fulfilment cash flows of $427 million.
The increase was driven by updates to our reinsurance contract fulfilment cash flows to reflect current reinsurance market conditions and the resulting expected cost on older U.S. mortality reinsurance, partially offset by updates to our risk adjustment methodology in North America related to non-financial risk.
Our overall risk adjustment continues to be within the 90 – 95% confidence level.
Expense updates
Expense updates resulted in a decrease in pre-tax fulfilment cash flows of $406 million.
The decrease was driven by a detailed review of our global expenses, including investment expenses. We aligned them with our current cost structure and included the impact of changes in classification of certain expenses from directly attributable to non-directly attributable.
Financial related updates
Financial related updates resulted in a decrease in pre-tax fulfilment cash flows of $386 million.
The decrease was driven by a review of the discount rates used in the valuation of our non-participating business, which included increases to ultimate risk-free rates in the U.S. to align with historical averages, as well as updates to parameters used to determine illiquidity premiums. This was partially offset by refinements to crediting rate projections on certain U.S.
universal life products.
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $273 million.
The decrease was driven by morbidity updates to health insurance products in Hong Kong to reflect lower hospital claims on certain business that we account for under the general measurement model, partially offset by updates to mortality and morbidity assumptions on critical illness products in Hong Kong to reflect emerging experience.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $156 million.
The decrease was driven by the impact of annual updates to our valuation models for participating products in Asia and
Canada reflecting higher interest rates during the year, partially offset by various other smaller items that netted to an increase in fulfilment cash flows.

Manulife Financial Corporation – Third Quarter 2025	33
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment
The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $266 million. The decrease was primarily driven by updates to the risk adjustment methodology related to non-financial risks and the review of the discount rates used in the valuation of non-participating business. These changes resulted in an increase in pre-tax net income attributed to shareholders of $3 million ($2 million post-tax), an increase in CSM of $222 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $15 million ($10 million post-tax).
The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $895 million. The increase was primarily driven by the net impact of updates to our reinsurance contract fulfilment cash flows and risk adjustment methodology related to non-financial risks, a detailed review of the lapse assumptions in our life insurance business, and refinements to our crediting rate projections on certain universal life products, partially offset by a review of the discount rates used in the valuation of non-participating business. These changes resulted in a decrease in pre-
tax net income attributed to shareholders of $256 million ($202 million post-tax), a decrease in CSM of $1,228 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $589 million ($466 million post-tax).
The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of
$818 million. The decrease was primarily driven by the impact of morbidity updates to certain health insurance products in
Hong Kong to reflect emerging experience, updates from our detailed review of global expenses, including investment expenses, as well as the impact of annual updates to our valuation models for participating products, partially offset by a review of lapse assumptions for the International High Net Worth business. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $4 million ($5 million post-tax), an increase in CSM of $591 million, and an increase in pre-tax other comprehensive income attributed to shareholders of $213 million ($190 million post-tax).
The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $15 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $7 million ($6 million post-tax), a decrease in CSM of $6 million, and a decrease in pre-tax other comprehensive income attributed to shareholders of $16 million ($14 million post-tax).
D3Sensitivity to Changes in Assumptions
The following table presents information on how reasonably possible changes in assumptions made by the Company for certain economic risk variables impact the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at September 30, 2025	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-

As at December 31, 2024 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

Manulife Financial Corporation – Third Quarter 2025	34
D4Accounting and Reporting Changes
For future accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim Consolidated
Financial Statements for the three and nine months ended September 30, 2025.
EOTHER
E1Outstanding Common Shares – Selected Information
As at October 31, 2025, MFC had 1,684,986,760 common shares outstanding.
E2Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025.
E3Non-GAAP and Other Financial Measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by
National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; core earnings excluding the impact of the change in ECL; core earnings available to common shareholders excluding the impact of the change in ECL; post-tax contractual service margin
(“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income and new business CSM.
Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core
EPS”); diluted core earnings per common share excluding the impact of the change in ECL (“core EPS excluding the impact of the change in ECL”); core earnings contributions from highest potential businesses; financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; core
EBITDA margin; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-
GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM;
basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital; new business value
(“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA;
average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis;
and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.
Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S.
segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as
AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our
CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly Financial Information” below for the Canadian to U.S. dollar quarterly rates of exchange.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Manulife Financial Corporation – Third Quarter 2025	35
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market-related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-
period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.
Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of September 30, 2025.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach
(“PAA”).
2.Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3.Insurance experience gains or losses that flow directly through net income.
4.Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5.Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6.Net provision for ECL on FVOCI and amortized cost debt instruments.
7.Expected asset returns on surplus investments.
8.All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted
below.
9.All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted
below.
10.Routine or non-material legal settlements.
11.All other items not specifically excluded.
12.Tax on the above items.
13.All tax-related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.
Net income items excluded from core earnings:
1.Market experience gains (losses) including the items listed below:
•Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•Realized gains (charges) from the sale of FVOCI debt instruments.
•Market-related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.

Manulife Financial Corporation – Third Quarter 2025	36
•Gains (charges) related to certain changes in foreign exchange rates.
2.Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.
3.Amortization and impairment of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. Commencing 3Q25, this item is now excluded from core earnings to better represent the underlying earnings capacity of acquired businesses, consistent with our definition of core earnings, and to better align with industry practice. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods.
4.The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.
5.The fair value changes in long-term investment plan obligations for Global WAM investment management.
6.Goodwill impairment charges.
7.Gains or losses on acquisition and disposition of a business.
8.Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.
9.Tax on the above items.
10.Net income (loss) attributed to participating shareholders and non-controlling interests.
11.Impact of enacted or substantively enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2025	37
Reconciliation of core earnings to net income attributed to shareholders – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,268	$551	$(109)	$606	$(87)	$2,229
Income tax (expenses) recoveries
Core earnings	(93)	(119)	(79)	(82)	91	(282)
Items excluded from core earnings	(140)	(5)	113	1	3	(28)
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (post-tax)	1,035	427	(75)	525	7	1,919
Less: Net income (post-tax) attributed to
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders (post-tax)	895	449	(75)	523	7	1,799
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	173	(37)	(172)	18	16	(2)
Changes in actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	2	-	-	(14)	-	(12)
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings (see above)	93	119	79	82	(91)	282
Core earnings (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings, CER basis and U.S. dollars – 3Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$759	$428	$332	$525	$(9)	$2,035
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$759	$428	$332	$525	$(9)	$2,035
Income tax on core earnings, CER basis(2)	93	119	79	82	(91)	282
Core earnings, CER basis (pre-tax)	$852	$547	$411	$607	$(100)	$2,317
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$550		$241
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$550		$241
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 3Q25.

Manulife Financial Corporation – Third Quarter 2025	38
Reconciliation of core earnings to net income attributed to shareholders – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,092	$526	$31	$575	$37	$2,261
Income tax (expenses) recoveries
Core earnings	(94)	(110)	(37)	(89)	32	(298)
Items excluded from core earnings	(55)	(5)	42	(4)	(18)	(40)
Income tax (expenses) recoveries	(149)	(115)	5	(93)	14	(338)
Net income (post-tax)	943	411	36	482	51	1,923
Less: Net income (post-tax) attributed to
Non-controlling interests	49	-	-	-	-	49
Participating policyholders	64	21	-	-	-	85
Net income (loss) attributed to shareholders (post-tax)	830	390	36	482	51	1,789
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	161	(27)	(158)	16	121	113
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(51)	(2)	-	3	-	(50)
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
Income tax on core earnings (see above)	94	110	37	89	(32)	298
Core earnings (pre-tax)	$814	$529	$231	$552	$(102)	$2,024
Core earnings, CER basis and U.S. dollars – 2Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$720	$419	$194	$463	$(70)	$1,726
CER adjustment(1)	(6)	-	(1)	(1)	-	(8)
Core earnings, CER basis (post-tax)	$714	$419	$193	$462	$(70)	$1,718
Income tax on core earnings, CER basis(2)	94	110	37	89	(33)	297
Core earnings, CER basis (pre-tax)	$808	$529	$230	$551	$(103)	$2,015
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$520		$141
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$519		$141
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 2Q25.

Manulife Financial Corporation – Third Quarter 2025	39
Reconciliation of core earnings to net income attributed to shareholders – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$870	$305	$(731)	$528	$(273)	$699
Income tax (expenses) recoveries
Core earnings	(101)	(89)	(84)	(86)	29	(331)
Items excluded from core earnings	(30)	30	246	2	7	255
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (post-tax)	739	246	(569)	444	(237)	623
Less: Net income (post-tax) attributed to
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders (post-tax)	624	222	(569)	443	(235)	485
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(77)	(152)	(930)	(11)	(162)	(1,332)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	(4)	-	-	-	54	50
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings (see above)	101	89	84	86	(29)	331
Core earnings (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings, CER basis and U.S. dollars – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
CER adjustment(1)	(21)	-	(14)	(13)	-	(48)
Core earnings, CER basis (post-tax)	$684	$374	$347	$441	$(127)	$1,719
Income tax on core earnings, CER basis(2)	97	89	80	84	(27)	323
Core earnings, CER basis (pre-tax)	$781	$463	$427	$525	$(154)	$2,042
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$492		$251
CER adjustment US $(1)	5		-
Core earnings, CER basis (post-tax), US $	$497		$251
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 1Q25.

Manulife Financial Corporation – Third Quarter 2025	40
Reconciliation of core earnings to net income attributed to shareholders – 4Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$781	$579	$112	$419	$222	$2,113
Income tax (expenses) recoveries
Core earnings	(97)	(97)	(98)	(83)	30	(345)
Items excluded from core earnings	(59)	(20)	89	48	(119)	(61)
Income tax (expenses) recoveries	(156)	(117)	(9)	(35)	(89)	(406)
Net income (post-tax)	625	462	103	384	133	1,707
Less: Net income (post-tax) attributed to
Non-controlling interests	18	-	-	-	4	22
Participating policyholders	24	23	-	-	-	47
Net income (loss) attributed to shareholders (post-tax)	583	439	103	384	129	1,638
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(83)	55	(309)	(23)	168	(192)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(6)	-	(46)	-	(52)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	26	-	-	(6)	(45)	(25)
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
Income tax on core earnings (see above)	97	97	98	83	(30)	345
Core earnings (pre-tax)	$737	$487	$510	$542	$(24)	$2,252
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 4Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$640	$390	$412	$459	$6	$1,907
CER adjustment(1)	(5)	-	(6)	(6)	(1)	(18)
Core earnings, CER basis (post-tax)	$635	$390	$406	$453	$5	$1,889
Income tax on core earnings, CER basis(2)	97	97	96	82	(30)	342
Core earnings, CER basis (pre-tax)	$732	$487	$502	$535	$(25)	$2,231
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$457		$294
CER adjustment US $(1)	5		-
Core earnings, CER basis (post-tax), US $	$462		$294
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 4Q24.

Manulife Financial Corporation – Third Quarter 2025	41
Reconciliation of core earnings to net income attributed to shareholders – 3Q24(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,059	$578	$18	$519	$167	$2,341
Income tax (expenses) recoveries
Core earnings	(100)	(104)	(112)	(26)	27	(315)
Items excluded from core earnings	61	(10)	99	6	(115)	41
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (post-tax)	1,020	464	5	499	79	2,067
Less: Net income (post-tax) attributed to
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders (post-tax)	827	430	5	498	79	1,839
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	213	16	(204)	28	133	186
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	35	-	-	11	(2)	44
Core earnings (post-tax)	$584	$412	$411	$479	$(58)	$1,828
Income tax on core earnings (see above)	100	104	112	26	(27)	315
Core earnings (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$584	$412	$411	$479	$(58)	$1,828
CER adjustment(1)	5	-	5	4	1	15
Core earnings, CER basis (post-tax)	$589	$412	$416	$483	$(57)	$1,843
Income tax on core earnings, CER basis(2)	100	104	114	26	(27)	317
Core earnings, CER basis (pre-tax)	$689	$516	$530	$509	$(84)	$2,160
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$428		$302
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$428		$302
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for 3Q24.

Manulife Financial Corporation – Third Quarter 2025	42
Reconciliation of core earnings to net income attributed to shareholders – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,230	$1,382	$(809)	$1,709	$(323)	$5,189
Income tax (expenses) recoveries
Core earnings	(288)	(318)	(200)	(257)	152	(911)
Items excluded from core earnings	(225)	20	401	(1)	(8)	187
Income tax (expenses) recoveries	(513)	(298)	201	(258)	144	(724)
Net income (post-tax)	2,717	1,084	(608)	1,451	(179)	4,465
Less: Net income (post-tax) attributed to
Non-controlling interests	244	-	-	3	(2)	245
Participating policyholders	124	23	-	-	-	147
Net income (loss) attributed to shareholders (post-tax)	2,349	1,061	(608)	1,448	(177)	4,073
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	257	(216)	(1,260)	23	(25)	(1,221)
Changes in actuarial methods and assumptions that flow directly through income	(39)	58	(235)	-	-	(216)
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(6)	-	(6)
Reinsurance transactions, tax-related items and other	(53)	(2)	-	(11)	54	(12)
Core earnings (post-tax)	$2,184	$1,221	$887	$1,442	$(206)	$5,528
Income tax on core earnings (see above)	288	318	200	257	(152)	911
Core earnings (pre-tax)	$2,472	$1,539	$1,087	$1,699	$(358)	$6,439
Core earnings, CER basis and U.S. dollars – YTD 2025
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,184	$1,221	$887	$1,442	$(206)	$5,528
CER adjustment(1)	(27)	-	(15)	(14)	-	(56)
Core earnings, CER basis (post-tax)	$2,157	$1,221	$872	$1,428	$(206)	$5,472
Income tax on core earnings, CER basis(2)	284	318	196	255	(151)	902
Core earnings, CER basis (pre-tax)	$2,441	$1,539	$1,068	$1,683	$(357)	$6,374
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,562		$633
CER adjustment US $(1)	4		-
Core earnings, CER basis (post-tax), US $	$1,566		$633
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US$ using the US$ Statement of Income exchange rate for the respective quarters that make up 2025 year-to-date core earnings.

Manulife Financial Corporation – Third Quarter 2025	43
Reconciliation of core earnings to net income attributed to shareholders – YTD 2024(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,416	$1,100	$20	$1,328	$113	$4,977
Income tax (expenses) recoveries
Core earnings	(293)	(302)	(310)	(151)	91	(965)
Items excluded from core earnings	(11)	66	322	38	(256)	159
Income tax (expenses) recoveries	(304)	(236)	12	(113)	(165)	(806)
Net income (post-tax)	2,112	864	32	1,215	(52)	4,171
Less: Net income (post-tax) attributed to
Non-controlling interests	223	-	-	2	-	225
Participating policyholders	117	82	-	-	-	199
Net income (loss) attributed to shareholders (post-tax)	1,772	782	32	1,213	(52)	3,747
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(95)	(439)	(1,018)	27	267	(1,258)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	46	41	(26)	(8)	(104)	(51)
Core earnings (post-tax)	$1,826	$1,178	$1,278	$1,214	$(221)	$5,275
Income tax on core earnings (see above)	293	302	310	151	(91)	965
Core earnings (pre-tax)	$2,119	$1,480	$1,588	$1,365	$(312)	$6,240
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,826	$1,178	$1,278	$1,214	$(221)	$5,275
CER adjustment(1)	33	-	16	11	2	62
Core earnings, CER basis (post-tax)	$1,859	$1,178	$1,294	$1,225	$(219)	$5,337
Income tax on core earnings, CER basis(2)	296	302	315	152	(91)	974
Core earnings, CER basis (pre-tax)	$2,155	$1,480	$1,609	$1,377	$(310)	$6,311
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,342		$940
CER adjustment US $(1)	8		-
Core earnings, CER basis (post-tax), US $	$1,350		$940
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ is translated to US$ using the US$ Statement of Income exchange rate for the respective quarters that make up 2024 year-to-date core earnings.

Manulife Financial Corporation – Third Quarter 2025	44
Reconciliation of core earnings to net income attributed to shareholders – 2024(1)
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$3,197	$1,679	$132	$1,747	$335	$7,090
Income tax (expenses) recoveries
Core earnings	(390)	(399)	(408)	(234)	121	(1,310)
Items excluded from core earnings	(70)	46	411	86	(375)	98
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (post-tax)	2,737	1,326	135	1,599	81	5,878
Less: Net income (post-tax) attributed to
Non-controlling interests	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders (post-tax)	2,355	1,221	135	1,597	77	5,385
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(178)	(384)	(1,327)	4	435	(1,450)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	(6)	-	(66)	-	(72)
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax-related items and other	72	41	(26)	(14)	(149)	(76)
Core earnings (post-tax)	$2,466	$1,568	$1,690	$1,673	$(215)	$7,182
Income tax on core earnings (see above)	390	399	408	234	(121)	1,310
Core earnings (pre-tax)	$2,856	$1,967	$2,098	$1,907	$(336)	$8,492
(1)This reconciliation and related core earnings reconciliations below have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core earnings, CER basis and U.S. dollars – 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,466	$1,568	$1,690	$1,673	$(215)	$7,182
CER adjustment(1)	28	-	10	5	1	44
Core earnings, CER basis (post-tax)	$2,494	$1,568	$1,700	$1,678	$(214)	$7,226
Income tax on core earnings, CER basis(2)	394	399	410	234	(121)	1,316
Core earnings, CER basis (pre-tax)	$2,888	$1,967	$2,110	$1,912	$(335)	$8,542
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,799		$1,234
CER adjustment US $(1)	13		-
Core earnings, CER basis (post-tax), US $	$1,812		$1,234
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(3)Core earnings (post-tax) in Canadian $ are translated to US$ using the US$ Statement of Income exchange rate for the four respective quarters that make up
2024 core earnings.
1  2024 core earnings in this section has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.

Manulife Financial Corporation – Third Quarter 2025	45
Segment core earnings by business line or geographic source1
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia

	Quarterly Results					YTD Results		Full Year Results
(US $ millions)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Hong Kong	$298	$259	$256	$230	$233	$813	$671	$901
Japan	103	97	87	87	81	287	275	362
Asia Other(1)	157	159	149	151	123	465	419	570
International High Net Worth								114
Mainland China								41
Singapore								216
Vietnam								126
Other Emerging Markets(2)								73
Regional Office	(8)	5	-	(11)	(9)	(3)	(23)	(34)
Total Asia core earnings	$550	$520	$492	$457	$428	$1,562	$1,342	$1,799
(1)Core earnings for Asia Other are reported by country annually, on a full year basis.
(2)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					YTD Results		Full Year Results
(US $ millions), CER basis(1)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Hong Kong	$298	$259	$256	$231	$231	$813	$671	$901
Japan	103	95	90	91	82	288	282	373
Asia Other(2)	157	160	151	151	124	468	420	572
International High Net Worth								114
Mainland China								41
Singapore								225
Vietnam								120
Other Emerging Markets(3)								72
Regional Office	(8)	5	-	(11)	(9)	(3)	(23)	(34)
Total Asia core earnings, CER basis	$550	$519	$497	$462	$428	$1,566	$1,350	$1,812
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
(2)Core earnings for Asia Other are reported by country annually, on a full year basis.
(3)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.
Canada

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Insurance	$326	$326	$280	$295	$320	$932	$893	$1,188
Annuities	62	56	58	51	51	176	159	210
Manulife Bank	40	37	36	44	41	113	126	170
Total Canada core earnings	$428	$419	$374	$390	$412	$1,221	$1,178	$1,568
U.S.

	Quarterly Results					YTD Results		Full Year Results
(US $ in millions)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
U.S. Insurance	$218	$114	$229	$256	$268	$561	$808	$1,064
U.S. Annuities	23	27	22	38	34	72	132	170
Total U.S. core earnings	$241	$141	$251	$294	$302	$633	$940	$1,234

Manulife Financial Corporation – Third Quarter 2025	46
Global WAM by business line

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Retirement	$305	$265	$263	$259	$284	$833	$691	$950
Retail	154	145	141	161	154	440	420	581
Institutional asset management	66	53	50	39	41	169	103	142
Total Global WAM core earnings	$525	$463	$454	$459	$479	$1,442	$1,214	$1,673

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Retirement	$305	$264	$255	$256	$286	$824	$697	$953
Retail	154	145	138	158	155	437	424	582
Institutional asset management	66	53	48	39	42	167	104	143
Total Global WAM core earnings, CER basis	$525	$462	$441	$453	$483	$1,428	$1,225	$1,678
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
Global WAM by geographic source

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Asia	$149	$126	$138	$135	$137	$413	$362	$497
Canada	124	109	110	108	107	343	282	390
U.S.	252	228	206	216	235	686	570	786
Total Global WAM core earnings	$525	$463	$454	$459	$479	$1,442	$1,214	$1,673

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Asia	$149	$126	$133	$132	$139	$408	$366	$498
Canada	124	109	110	108	107	343	282	390
U.S.	252	227	198	213	237	677	577	790
Total Global WAM core earnings, CER basis	$525	$462	$441	$453	$483	$1,428	$1,225	$1,678
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Core earnings(1)	$2,035	$1,726	$1,767	$1,907	$1,828	$5,528	$5,275	$7,182
Less: Preferred share dividends and other equity distributions(2)	58	103	57	101	56	218	210	311
Core earnings available to common shareholders(1)	1,977	1,623	1,710	1,806	1,772	5,310	5,065	6,871
CER adjustment(3)	-	(8)	(48)	(18)	15	(56)	62	44
Core earnings available to common shareholders, CER basis(1)	$1,977	$1,615	$1,662	$1,788	$1,787	$5,254	$5,127	$6,915
(1)2024 core earnings and core earnings available to common shareholders have been updated to align with the presentation of GMT in 2025. See section A7
“Global Minimum Taxes (GMT)” for more information.
(2)Preferred share dividends and other equity distributions are recorded in the Corporate and Other segment. As a result, core earnings and core earnings available to common shareholders are the same figure for Asia, Canada, U.S. and Global WAM segments. Core earnings for Corporate and Other segment is reduced by preferred shares and other equity distributions to arrive at core earnings available to common shareholders. See above for the reconciliation of core earnings to net income attributed to shareholders for each segment.
(3)The impact of updating foreign exchange rates to that which was used in 3Q25.
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

Manulife Financial Corporation – Third Quarter 2025	47

($ millions, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Core earnings available to common shareholders(1)	$1,977	$1,623	$1,710	$1,806	$1,772	$5,310	$5,065	$6,871
Annualized core earnings available to common shareholders (post- tax)	$7,844	$6,510	$6,935	$7,185	$7,049	$7,099	$6,766	$6,871
Average common shareholders’ equity (see below)	$43,238	$43,448	$44,394	$43,613	$42,609	$43,693	$41,847	$42,288
Core ROE (annualized) (%)(1)	18.1%	15.0%	15.6%	16.5%	16.6%	16.2%	16.2%	16.2%
Average common shareholders’ equity
Total shareholders’ and other equity	$50,716	$49,080	$51,135	$50,972	$49,573	$50,716	$49,573	$50,972
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$44,056	$42,420	$44,475	$44,312	$42,913	$44,056	$42,913	$44,312
Average common shareholders’ equity	$43,238	$43,448	$44,394	$43,613	$42,609	$43,693	$41,847	$42,288
(1)2024 core earnings available to common shareholders and core ROE have been updated to align with the presentation of GMT in 2025. See section A7 “Global
Minimum Taxes (GMT)” for more information.
Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.
Core earnings related to strategic priorities
The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings and expressed as a percentage of total core earnings.

For the nine months ended September 30,	2025	2024
($ millions and post-tax, unless otherwise stated)(1)
Core earnings highest potential businesses(2)	$4,198	$3,605
Core earnings – All other businesses	1,330	1,670
Core earnings	5,528	5,275
Items excluded from core earnings	(1,455)	(1,528)
Net income (loss) attributed to shareholders	$4,073	$3,747
Highest potential businesses core earnings contribution(1)	76%	68%
(1)2024 core earnings, items excluded from core earnings and core earnings contribution have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and North American behavioural insurance products.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Per share dividend	$0.44	$0.44	$0.44	$0.40	$0.40	$1.32	$1.20	$1.60
Core EPS(1)	$1.16	$0.95	$0.99	$1.03	$1.00	$3.10	$2.82	$3.85
Common share core dividend payout ratio(1)	38%	46%	44%	39%	40%	43%	43%	42%
(1)2024 core EPS and common share core dividend ratio have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum
Taxes (GMT)” for more information.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the third quarter of 2025.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented throughout this section.

Manulife Financial Corporation – Third Quarter 2025	48
Core earnings excluding the change in ECL is equal to core earnings less the change in ECL included in core earnings. We believe this measure will aid investors to better understand our operating performance.

For the three months ended September 30,	2025	2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Core earnings	$2,035	$1,828
Less: (Increase) recovery in the ECL	35	(45)
Core earnings, excluding change in ECL	2,000	1,873
CER adjustment(1)	-	16
Core earnings, excluding change in ECL, CER basis	$2,000	$1,889
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
Core earnings available to common shareholders excluding the change in ECL is a financial measure that is used in the calculation of core EPS excluding the change in ECL. It is calculated as core earnings available to common shareholders minus the change in ECL included in core earnings. Core EPS excluding the impact of the change in ECL measures profitability to aid investors to better understand our operating performance. It is calculated using core earnings available to common shareholders excluding the change in ECL divided by the weighted average common shares outstanding.

For the three months ended September 30,	2025	2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Core earnings available to common shareholders	$1,977	$1,772
Less: (Increase) recovery in the ECL	35	(45)
Core earnings available to common shareholders, excluding change in ECL	1,942	1,817
CER adjustment(1)	-	16
Core earnings available to common shareholders, excluding change in ECL, CER basis	$1,942	$1,833
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

Manulife Financial Corporation – Third Quarter 2025	49
Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:
Net Insurance Service Result represents the core earnings associated with providing insurance service to policyholders within the period including:
•Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the
CSM recognized for service provided and expected earnings on short-term PAA insurance business.
•Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
•Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
•Other represents pre-tax net income on residual items in the insurance result section.
Net Investment Result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However, within the Consolidated
Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:
•Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
•Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
•Expected earnings on surplus reflects the expected investment return on surplus assets.
•Other represents pre-tax net income on residual items in the investment result section.
Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Other represents net income associated with items outside of the net insurance service result, net investment result, Global
WAM and Manulife Bank. Other includes lines attributed to core earnings such as:
•Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
•Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.
Net income attributed to shareholders includes the following items excluded from core earnings:
•Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.
•Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.
•Restructuring charges includes a charge taken to reorganize operations.
•Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.
All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – Third Quarter 2025	50
DOE Reconciliation – 3Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$641	$465	$72	$-	$43	$1,221
Less: Insurance service result attributed to:
Items excluded from core earnings	(19)	88	4	-	1	74
NCI	22	-	-	-	-	22
Participating policyholders	60	26	-	-	-	86
Core net insurance service result	578	351	68	-	42	1,039
Core net insurance service result, CER adjustment(1)	-	-	-	-	-	-
Core net insurance service result, CER basis	$578	$351	$68	$-	$42	$1,039

Total investment result reconciliation
Total investment result per financial statements	$653	$402	$(205)	$(210)	$229	$869
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	353	-	(210)	-	143
Add: Consolidation and other adjustments from Other DOE line	(2)	1	25	-	(173)	(149)
Less: Net investment result attributed to:
Items excluded from core earnings	202	(48)	(548)	(1)	(30)	(425)
NCI	134	-	-	1	-	135
Participating policyholders	(16)	(67)	-	-	-	(83)
Core net investment result	331	165	368	-	86	950
Core net investment result, CER adjustment(1)	-	-	-	-	-	-
Core net investment result, CER basis	$331	$165	$368	$-	$86	$950

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$58	$-	$607	$-	$665
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	-	-	4
Core earnings in Manulife Bank and Global WAM	-	54	-	607	-	661
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$54	$-	$607	$-	$661

Other reconciliation
Other revenue per financial statements	$73	$72	$63	$2,024	$(87)	$2,145
General expenses per financial statements	(94)	(152)	(43)	(818)	(125)	(1,232)
Commissions related to non-insurance contracts	(1)	(15)	7	(390)	13	(386)
Interest expenses per financial statements	(4)	(221)	(3)	-	(160)	(388)
Total financial statements values included in Other	(26)	(316)	24	816	(359)	139
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(295)	-	816	-	521
Consolidation and other adjustments to net investment result DOE line	(2)	1	25	1	(173)	(148)
Less: Other attributed to:
Items excluded from core earnings	41	6	24	(2)	43	112
NCI	7	1	-	1	(1)	8
Participating policyholders	(2)	(3)	-	-	-	(5)
Add: Participating policyholders’ earnings transfer to shareholders	13	3	-	-	-	16
Other core earnings	(57)	(23)	(25)	-	(228)	(333)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(57)	$(23)	$(25)	$-	$(228)	$(333)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(233)	$(124)	$34	$(81)	$94	$(310)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(88)	(29)	113	1	2	(1)
NCI	(35)	(1)	-	-	1	(35)
Participating policyholders	(17)	25	-	-	-	8
Core income tax (expenses) recoveries	(93)	(119)	(79)	(82)	91	(282)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	$(93)	$(119)	$(79)	$(82)	$91	$(282)
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2025	51
DOE Reconciliation – 2Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$571	$370	$39	$-	$26	$1,006
Less: Insurance service result attributed to:
Items excluded from core earnings	(43)	-	28	-	-	(15)
NCI	16	-	-	-	-	16
Participating policyholders	65	25	-	-	-	90
Core net insurance service result	533	345	11	-	26	915
Core net insurance service result, CER adjustment(1)	(4)	-	-	-	-	(4)
Core net insurance service result, CER basis	$529	$345	$11	$-	$26	$911

Total investment result reconciliation
Total investment result per financial statements	$685	$433	$10	$(208)	$346	$1,266
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	312	-	(208)	-	104
Add: Consolidation and other adjustments from Other DOE line	1	3	28	-	(157)	(125)
Less: Net investment result attributed to:
Items excluded from core earnings	275	(27)	(208)	-	105	145
NCI	51	-	-	-	-	51
Participating policyholders	24	(2)	-	-	-	22
Core net investment result	336	153	246	-	84	819
Core net investment result, CER adjustment(1)	(4)	-	(1)	-	-	(5)
Core net investment result, CER basis	$332	$153	$245	$-	$84	$814

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$53	$-	$575	$-	$628
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	23	-	23
Core earnings in Manulife Bank and Global WAM	-	53	-	552	-	605
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(2)	-	(2)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$53	$-	$550	$-	$603

Other reconciliation
Other revenue per financial statements	$(92)	$85	$33	$1,902	$(77)	$1,851
General expenses per financial statements	(73)	(154)	(47)	(756)	(110)	(1,140)
Commissions related to non-insurance contracts	7	(18)	1	(362)	8	(364)
Interest expenses per financial statements	(6)	(190)	(5)	(1)	(156)	(358)
Total financial statements values included in Other	(164)	(277)	(18)	783	(335)	(11)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(259)	-	783	-	524
Consolidation and other adjustments to net investment result DOE line	1	3	28	-	(157)	(125)
Less: Other attributed to:
Items excluded from core earnings	(97)	3	(20)	-	34	(80)
NCI	1	-	-	-	-	1
Participating policyholders	(5)	1	-	-	-	(4)
Add: Participating policyholders’ earnings transfer to shareholders	9	3	-	-	-	12
Other core earnings	(55)	(22)	(26)	-	(212)	(315)
Other core earnings, CER adjustment(1)	2	-	-	-	-	2
Other core earnings, CER basis	$(53)	$(22)	$(26)	$-	$(212)	$(313)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(149)	$(115)	$5	$(94)	$15	$(338)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(25)	(5)	42	(5)	(17)	(10)
NCI	(19)	-	-	-	-	(19)
Participating policyholders	(11)	-	-	-	-	(11)
Core income tax (expenses) recoveries	(94)	(110)	(37)	(89)	32	(298)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	1	1
Core income tax (expenses) recoveries, CER basis	$(94)	$(110)	$(37)	$(89)	$33	$(297)
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2025	52
DOE Reconciliation – 1Q25
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$614	$317	$147	$-	$(35)	$1,043
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	33	-	-	15
NCI	27	-	-	-	-	27
Participating policyholders	62	14	-	-	-	76
Core net insurance service result	538	308	114	-	(35)	925
Core net insurance service result, CER adjustment(1)	(16)	-	(5)	-	1	(20)
Core net insurance service result, CER basis	$522	$308	$109	$-	$(34)	$905

Total investment result reconciliation
Total investment result per financial statements	$344	$298	$(850)	$(272)	$116	$(364)
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	332	-	(272)	-	60
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(171)	(171)
Less: Net investment result attributed to:
Items excluded from core earnings	(50)	(179)	(1,210)	-	(149)	(1,588)
NCI	60	-	-	-	(2)	58
Participating policyholders	8	14	-	-	-	22
Core net investment result	326	131	360	-	96	913
Core net investment result, CER adjustment(1)	(10)	-	(14)	-	-	(24)
Core net investment result, CER basis	$316	$131	$346	$-	$96	$889

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$50	$-	$527	$-	$577
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	(13)	-	(13)
Core earnings in Manulife Bank and Global WAM	-	50	-	540	-	590
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(14)	-	(14)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$50	$-	$526	$-	$576

Other reconciliation
Other revenue per financial statements	$1	$74	$25	$1,975	$(89)	$1,986
General expenses per financial statements	(80)	(152)	(52)	(797)	(121)	(1,202)
Commissions related to non-insurance contracts	(2)	(18)	2	(377)	10	(385)
Interest expenses per financial statements	(7)	(214)	(3)	(1)	(154)	(379)
Total financial statements values included in Other	(88)	(310)	(28)	800	(354)	20
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(282)	-	800	-	518
Consolidation and other adjustments to net investment result DOE line	-	-	-	(1)	(171)	(172)
Less: Other attributed to:
Items excluded from core earnings	(17)	2	1	-	34	20
NCI	1	-	-	1	-	2
Participating policyholders	(3)	(1)	-	-	-	(4)
Add: Participating policyholders’ earnings transfer to shareholders	11	3	-	-	-	14
Other core earnings	(58)	(26)	(29)	-	(217)	(330)
Other core earnings, CER adjustment(1)	1	-	1	-	-	2
Other core earnings, CER basis	$(57)	$(26)	$(28)	$-	$(217)	$(328)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(131)	$(59)	$162	$(83)	$35	$(76)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(1)	30	246	3	6	284
NCI	(21)	-	-	-	-	(21)
Participating policyholders	(8)	-	-	-	-	(8)
Core income tax (expenses) recoveries	(101)	(89)	(84)	(86)	29	(331)
Core income tax (expenses) recoveries, CER adjustment(1)	4	-	4	2	(2)	8
Core income tax (expenses) recoveries, CER basis	$(97)	$(89)	$(80)	$(84)	$27	$(323)
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2025	53
DOE Reconciliation – 4Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$545	$330	$(257)	$-	$71	$689
Less: Insurance service result attributed to:
Items excluded from core earnings	(6)	(3)	(408)	-	1	(416)
NCI	18	-	-	-	-	18
Participating policyholders	51	7	-	-	-	58
Core net insurance service result	482	326	151	-	70	1,029
Core net insurance service result, CER adjustment(2)	(4)	-	(2)	-	(1)	(7)
Core net insurance service result, CER basis	$478	$326	$149	$-	$69	$1,022

Total investment result reconciliation
Total investment result per financial statements	$279	$612	$369	$(316)	$615	$1,559
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	382	-	(316)	-	66
Add: Consolidation and other adjustments from Other DOE line	1	1	-	-	(198)	(196)
Less: Net investment result attributed to:
Items excluded from core earnings	(56)	85	(16)	-	287	300
NCI	14	-	-	-	4	18
Participating policyholders	(3)	15	-	-	-	12
Core net investment result	325	131	385	-	126	967
Core net investment result, CER adjustment(2)	(2)	-	(6)	-	-	(8)
Core net investment result, CER basis	$323	$131	$379	$-	$126	$959

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$53	$-	$420	$-	$473
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(7)	-	(122)	-	(129)
Core earnings in Manulife Bank and Global WAM	-	60	-	542	-	602
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	(7)	-	(7)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$60	$-	$535	$-	$595

Other reconciliation
Other revenue per financial statements	$79	$72	$45	$2,005	$(198)	$2,003
General expenses per financial statements	(112)	(162)	(45)	(883)	(126)	(1,328)
Commissions related to non-insurance contracts	(1)	(16)	2	(385)	10	(390)
Interest expenses per financial statements	(9)	(257)	(2)	(2)	(150)	(420)
Total financial statements values included in Other	(43)	(363)	-	735	(464)	(135)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(328)	-	735	-	407
Consolidation and other adjustments to net investment result DOE line	1	-	-	1	(198)	(196)
Less: Other attributed to:
Items excluded from core earnings	40	-	26	(1)	(46)	19
NCI	1	-	-	-	-	1
Participating policyholders	-	(2)	-	-	-	(2)
Add: Participating policyholders’ earnings transfer to shareholders	15	3	-	-	-	18
Other core earnings	(70)	(30)	(26)	-	(220)	(346)
Other core earnings, CER adjustment(2)	1	-	-	-	-	1
Other core earnings, CER basis	$(69)	$(30)	$(26)	$-	$(220)	$(345)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(156)	$(117)	$(9)	$(35)	$(89)	$(406)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(35)	(26)	89	48	(119)	(43)
NCI	(15)	-	-	-	-	(15)
Participating policyholders	(9)	6	-	-	-	(3)
Core income tax (expenses) recoveries	(97)	(97)	(98)	(83)	30	(345)
Core income tax (expenses) recoveries, CER adjustment(2)	-	-	2	1	-	3
Core income tax (expenses) recoveries, CER basis	$(97)	$(97)	$(96)	$(82)	$30	$(342)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 3Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2025	54
DOE Reconciliation – 3Q24(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$548	$363	$338	$-	$48	$1,297
Less: Insurance service result attributed to:
Items excluded from core earnings	(3)	6	158	-	-	161
NCI	33	-	-	-	-	33
Participating policyholders	55	18	-	-	-	73
Core net insurance service result	463	339	180	-	48	1,030
Core net insurance service result, CER adjustment(2)	4	-	2	-	-	6
Core net insurance service result, CER basis	$467	$339	$182	$-	$48	$1,036

Total investment result reconciliation
Total investment result per financial statements	$644	$563	$(303)	$(196)	$393	$1,101
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	389	-	(196)	-	193
Add: Consolidation and other adjustments from Other DOE line	(1)	1	-	-	(148)	(148)
Less: Net investment result attributed to:
Items excluded from core earnings	194	3	(668)	-	154	(317)
NCI	125	-	-	-	-	125
Participating policyholders	33	26	-	-	-	59
Core net investment result	291	146	365	-	91	893
Core net investment result, CER adjustment(2)	2	-	4	-	-	6
Core net investment result, CER basis	$293	$146	$369	$-	$91	$899

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$69	$-	$518	$-	$587
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	12	-	13	-	25
Core earnings in Manulife Bank and Global WAM	-	57	-	505	-	562
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	4	-	4
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$509	$-	$566

Other reconciliation
Other revenue per financial statements	$(42)	$74	$26	$1,875	$(5)	$1,928
General expenses per financial statements	(83)	(154)	(41)	(795)	(131)	(1,204)
Commissions related to non-insurance contracts	(3)	(15)	2	(364)	10	(370)
Interest expenses per financial statements	(5)	(253)	(4)	(1)	(148)	(411)
Total financial statements values included in Other	(133)	(348)	(17)	715	(274)	(57)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(319)	-	715	-	396
Consolidation and other adjustments to net investment result DOE line	(1)	-	-	(1)	(148)	(150)
Less: Other attributed to:
Items excluded from core earnings	(49)	3	5	-	98	57
NCI	(2)	-	-	1	-	(1)
Participating policyholders	(6)	(3)	-	-	-	(9)
Add: Participating policyholders’ earnings transfer to shareholders	5	3	-	-	-	8
Other core earnings	(70)	(26)	(22)	-	(224)	(342)
Other core earnings, CER adjustment(2)	(1)	-	1	-	1	1
Other core earnings, CER basis	$(71)	$(26)	$(21)	$-	$(223)	$(341)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(39)	$(114)	$(13)	$(20)	$(88)	$(274)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	101	(6)	99	6	(115)	85
NCI	(26)	-	-	-	-	(26)
Participating policyholders	(14)	(4)	-	-	-	(18)
Core income tax (expenses) recoveries	(100)	(104)	(112)	(26)	27	(315)
Core income tax (expenses) recoveries, CER adjustment(2)	-	-	(2)	-	-	(2)
Core income tax (expenses) recoveries, CER basis	$(100)	$(104)	$(114)	$(26)	$27	$(317)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 3Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2025	55
DOE Reconciliation – YTD 2025
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2025
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,826	$1,152	$258	$-	$34	$3,270
Less: Insurance service result attributed to:
Items excluded from core earnings	(75)	83	65	-	1	74
NCI	65	-	-	-	-	65
Participating policyholders	187	65	-	-	-	252
Core net insurance service result	1,649	1,004	193	-	33	2,879
Core net insurance service result, CER adjustment(1)	(20)	-	(5)	-	1	(24)
Core net insurance service result, CER basis	$1,629	$1,004	$188	$-	$34	$2,855

Total investment result reconciliation
Total investment result per financial statements	$1,682	$1,133	$(1,045)	$(690)	$691	$1,771
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	997	-	(690)	-	307
Add: Consolidation and other adjustments from Other DOE line	(1)	4	53	-	(501)	(445)
Less: Net investment result attributed to:
Items excluded from core earnings	427	(254)	(1,966)	(1)	(74)	(1,868)
NCI	245	-	-	1	(2)	244
Participating policyholders	16	(55)	-	-	-	(39)
Core net investment result	993	449	974	-	266	2,682
Core net investment result, CER adjustment(1)	(14)	-	(15)	-	-	(29)
Core net investment result, CER basis	$979	$449	$959	$-	$266	$2,653

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$161	$-	$1,709	$-	$1,870
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	10	-	14
Core earnings in Manulife Bank and Global WAM	-	157	-	1,699	-	1,856
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(16)	-	(16)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$157	$-	$1,683	$-	$1,840

Other reconciliation
Other revenue per financial statements	$(18)	$231	$121	$5,901	$(253)	$5,982
General expenses per financial statements	(247)	(458)	(142)	(2,371)	(356)	(3,574)
Commissions related to non-insurance contracts	4	(51)	10	(1,129)	31	(1,135)
Interest expenses per financial statements	(17)	(625)	(11)	(2)	(470)	(1,125)
Total financial statements values included in Other	(278)	(903)	(22)	2,399	(1,048)	148
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(836)	-	2,399	-	1,563
Consolidation and other adjustments to net investment result DOE line	(1)	4	53	-	(501)	(445)
Less: Other attributed to:
Items excluded from core earnings	(73)	11	5	(2)	111	52
NCI	9	1	-	2	(1)	11
Participating policyholders	(10)	(3)	-	-	-	(13)
Add: Participating policyholders’ earnings transfer to shareholders	33	9	-	-	-	42
Other core earnings	(170)	(71)	(80)	-	(657)	(978)
Other core earnings, CER adjustment(1)	3	-	1	-	-	4
Other core earnings, CER basis	$(167)	$(71)	$(79)	$-	$(657)	$(974)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(513)	$(298)	$201	$(258)	$144	$(724)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(114)	(4)	401	(1)	(9)	273
NCI	(75)	(1)	-	-	1	(75)
Participating policyholders	(36)	25	-	-	-	(11)
Core income tax (expenses) recoveries	(288)	(318)	(200)	(257)	152	(911)
Core income tax (expenses) recoveries, CER adjustment(1)	4	-	4	2	(1)	9
Core income tax (expenses) recoveries, CER basis	$(284)	$(318)	$(196)	$(255)	$151	$(902)
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2025	56
DOE Reconciliation – YTD 2024(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,615	$990	$614	$-	$93	$3,312
Less: Insurance service result attributed to:
Items excluded from core earnings	(5)	(2)	203	-	-	196
NCI	83	-	-	-	-	83
Participating policyholders	150	64	-	-	-	214
Core net insurance service result	1,387	928	411	-	93	2,819
Core net insurance service result, CER adjustment(2)	22	-	5	-	2	29
Core net insurance service result, CER basis	$1,409	$928	$416	$-	$95	$2,848

Total investment result reconciliation
Total investment result per financial statements	$969	$1,177	$(587)	$(666)	$1,069	$1,962
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	1,165	-	(666)	-	499
Add: Consolidation and other adjustments from Other DOE line	(1)	(1)	-	-	(458)	(460)
Less: Net investment result attributed to:
Items excluded from core earnings	(156)	(482)	(1,793)	-	325	(2,106)
NCI	188	-	-	-	-	188
Participating policyholders	27	42	-	-	-	69
Core net investment result	909	451	1,206	-	286	2,852
Core net investment result, CER adjustment(2)	16	-	16	-	-	32
Core net investment result, CER basis	$925	$451	$1,222	$-	$286	$2,884

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$182	$-	$1,327	$-	$1,509
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	7	-	(38)	-	(31)
Core earnings in Manulife Bank and Global WAM	-	175	-	1,365	-	1,540
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	12	-	12
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$175	$-	$1,377	$-	$1,552

Other reconciliation
Other revenue per financial statements	$76	$222	$92	$5,434	$(239)	$5,585
General expenses per financial statements	(218)	(451)	(94)	(2,366)	(402)	(3,531)
Commissions related to non-insurance contracts	(7)	(48)	6	(1,069)	28	(1,090)
Interest expenses per financial statements	(19)	(790)	(11)	(5)	(436)	(1,261)
Total financial statements values included in Other	(168)	(1,067)	(7)	1,994	(1,049)	(297)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(983)	-	1,994	-	1,011
Consolidation and other adjustments to net investment result DOE line	(1)	(1)	-	(1)	(458)	(461)
Less: Other attributed to:
Items excluded from core earnings	40	2	22	(1)	100	163
NCI	(2)	-	-	2	-	-
Participating policyholders	(7)	(3)	-	-	-	(10)
Add: Participating policyholders’ earnings transfer to shareholders	21	8	-	-	-	29
Other core earnings	(177)	(74)	(29)	-	(691)	(971)
Other core earnings, CER adjustment(2)	(2)	-	-	-	-	(2)
Other core earnings, CER basis	$(179)	$(74)	$(29)	$-	$(691)	$(973)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(304)	$(236)	$12	$(113)	$(165)	$(806)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	67	79	322	38	(256)	250
NCI	(46)	-	-	-	-	(46)
Participating policyholders	(32)	(13)	-	-	-	(45)
Core income tax (expenses) recoveries	(293)	(302)	(310)	(151)	91	(965)
Core income tax (expenses) recoveries, CER adjustment(2)	(3)	-	(5)	(1)	-	(9)
Core income tax (expenses) recoveries, CER basis	$(296)	$(302)	$(315)	$(152)	$91	$(974)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 3Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2025	57
DOE Reconciliation – 2024(1)
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$2,160	$1,320	$357	$-	$164	$4,001
Less: Insurance service result attributed to:
Items excluded from core earnings	(11)	(5)	(205)	-	1	(220)
NCI	101	-	-	-	-	101
Participating policyholders	201	71	-	-	-	272
Core net insurance service result	$1,869	$1,254	$562	$-	$163	$3,848
Core net insurance service result, CER adjustment(2)	19	-	2	-	1	22
Core net insurance service result, CER basis	$1,888	$1,254	$564	$-	$164	$3,870

Total investment result reconciliation
Total investment result per financial statements	$1,248	$1,789	$(218)	$(982)	$1,684	$3,521
Less: Reclassify Manulife Bank(3) and Global WAM to their own DOE lines	-	1,547	-	(982)	-	565
Add: Consolidation and other adjustments from Other DOE line	-	-	-	-	(656)	(656)
Less: Net investment result attributed to:
Items excluded from core earnings	(212)	(397)	(1,809)	-	612	(1,806)
NCI	202	-	-	-	4	206
Participating policyholders	24	57	-	-	-	81
Core net investment result	1,234	582	1,591	-	412	3,819
Core net investment result, CER adjustment(2)	15	-	10	-	-	25
Core net investment result, CER basis	$1,249	$582	$1,601	$-	$412	$3,844

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$235	$-	$1,747	$-	$1,982
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	-	-	(160)	-	(160)
Core earnings in Manulife Bank and Global WAM	-	235	-	1,907	-	2,142
Core earnings in Manulife Bank and Global WAM, CER adjustment(2)	-	-	-	5	-	5
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$235	$-	$1,912	$-	$2,147

Other reconciliation
Other revenue per financial statements	$155	$294	$137	$7,439	$(437)	$7,588
General expenses per financial statements	(330)	(613)	(139)	(3,249)	(528)	(4,859)
Commissions related to non-insurance contracts	(8)	(64)	8	(1,454)	38	(1,480)
Interest expenses per financial statements	(28)	(1,047)	(13)	(7)	(586)	(1,681)
Total financial statements values included in Other	(211)	(1,430)	(7)	2,729	(1,513)	(432)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,311)	-	2,729	-	1,418
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(656)	(657)
Less: Other attributed to:
Items excluded from core earnings	80	2	48	(2)	54	182
NCI	(1)	-	-	2	-	1
Participating policyholders	(7)	(5)	-	-	-	(12)
Add: Participating policyholders’ earnings transfer to shareholders	36	11	-	-	-	47
Other core earnings	(247)	(104)	(55)	-	(911)	(1,317)
Other core earnings, CER adjustment(2)	(2)	-	-	-	-	(2)
Other core earnings, CER basis	$(249)	$(104)	$(55)	$-	$(911)	$(1,319)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(460)	$(353)	$3	$(148)	$(254)	$(1,212)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	32	53	411	86	(375)	207
NCI	(61)	-	-	-	-	(61)
Participating policyholders	(41)	(7)	-	-	-	(48)
Core income tax (expenses) recoveries	(390)	(399)	(408)	(234)	121	(1,310)
Core income tax (expenses) recoveries, CER adjustment(2)	(4)	-	(2)	-	-	(6)
Core income tax (expenses) recoveries, CER basis	$(394)	$(399)	$(410)	$(234)	$121	$(1,316)
(1)This reconciliation has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
(2)The impact of updating foreign exchange rates to that which was used in 3Q25.
(3)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2025	58
General expenses, CER basis
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
General expenses	$1,232	$1,140	$1,202	$1,328	$1,204	$3,574	$3,531	$4,859
CER adjustment(1)	-	(2)	(23)	(9)	11	(25)	30	22
General expenses, CER basis	$1,232	$1,138	$1,179	$1,319	$1,215	$3,549	$3,561	$4,881
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of insurance and reinsurance contract liabilities on the Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.
Our reporting of CSM is net of NCI. Changes in the CSM net of NCI are classified as organic and inorganic. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.
Changes in CSM net of NCI that are classified as organic include the following impacts:
•Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.
•Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the
CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.
•CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
•Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.
Changes in CSM net of NCI that are classified as inorganic include the following impacts:
•Changes in actuarial methods and assumptions that adjust the CSM;
•Effect of movement in exchange rates over the reporting period;
•Impact of markets; and
•Reinsurance transactions, tax-related and other items that reflect the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.
Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.
New business CSM growth is the percentage change in the new business CSM net of NCI compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2025	59
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
CSM	$26,283	$23,722	$23,713	$23,425	$22,213
Less: CSM for NCI	1,565	1,406	1,417	1,298	1,283
CSM, net of NCI	$24,718	$22,316	$22,296	$22,127	$20,930
CER adjustment(1)	-	270	(481)	(328)	298
CSM, net of NCI, CER basis	$24,718	$22,586	$21,815	$21,799	$21,228
CSM by segment
Asia	$17,580	$15,786	$15,904	$15,540	$14,715
Asia NCI	1,565	1,406	1,417	1,298	1,283
Canada	4,490	4,133	4,052	4,109	4,036
U.S.	2,649	2,386	2,329	2,468	2,171
Corporate and Other	(1)	11	11	10	8
CSM	$26,283	$23,722	$23,713	$23,425	$22,213
CSM, CER adjustment(1)
Asia	$-	$222	$(404)	$(245)	$235
Asia NCI	-	35	(21)	(9)	18
Canada	-	-	-	-	-
U.S.	-	47	(77)	(82)	63
Corporate and Other	-	1	-	-	-
Total	$-	$305	$(502)	$(336)	$316
CSM, CER basis
Asia	$17,580	$16,008	$15,500	$15,295	$14,950
Asia NCI	1,565	1,441	1,396	1,289	1,301
Canada	4,490	4,133	4,052	4,109	4,036
U.S.	2,649	2,433	2,252	2,386	2,234
Corporate and Other	(1)	12	11	10	8
Total CSM, CER basis	$26,283	$24,027	$23,211	$23,089	$22,529
Post-tax CSM(2)
CSM	$26,283	$23,722	$23,713	$23,425	$22,213
Marginal tax rate on CSM	(4,347)	(3,940)	(3,929)	(3,928)	(3,719)
Post-tax CSM	$21,936	$19,782	$19,784	$19,497	$18,494
CSM, net of NCI	$24,718	$22,316	$22,296	$22,127	$20,930
Marginal tax rate on CSM net of NCI	(4,181)	(3,789)	(3,772)	(3,774)	(3,566)
Post-tax CSM net of NCI	$20,537	$18,527	$18,524	$18,353	$17,364
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 3Q25.
(2)2024 post-tax CSM and post-tax CSM, net of NCI have been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes
(GMT)” for more information.

Manulife Financial Corporation – Third Quarter 2025	60
New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
New business CSM
Hong Kong	$287	$286	$316	$299	$254	$889	$622	$921
Japan	76	74	81	66	86	231	224	290
Asia Other(2)	349	303	318	221	253	970	716	937
International High Net Worth								187
Mainland China								270
Singapore								391
Vietnam								17
Other Emerging Markets								72
Asia	712	663	715	586	593	2,090	1,562	2,148
Canada	109	100	91	116	95	300	241	357
U.S.	145	119	101	140	71	365	242	382
Total new business CSM	$966	$882	$907	$842	$759	$2,755	$2,045	$2,887
New business CSM, CER adjustment(3)
Hong Kong	$-	$(1)	$(12)	$(5)	$2	$(13)	$6	$2
Japan	-	(2)	(1)	1	2	(3)	10	11
Asia Other(2)	-	-	(4)	-	7	(4)	23	23
International High Net Worth								1
Mainland China								4
Singapore								18
Vietnam								(2)
Other Emerging Markets								2
Asia	-	(3)	(17)	(4)	11	(20)	39	36
Canada	-	-	-	-	-	-	-	(1)
U.S.	-	-	(4)	(2)	1	(4)	3	1
Total new business CSM	$-	$(3)	$(21)	$(6)	$12	$(24)	$42	$36
New business CSM, CER basis
Hong Kong	$287	$285	$304	$294	$256	$876	$628	$923
Japan	76	72	80	67	88	228	234	301
Asia Other(2)	349	303	314	221	260	966	739	960
International High Net Worth								188
Mainland China								274
Singapore								409
Vietnam								15
Other Emerging Markets								74
Asia	712	660	698	582	604	2,070	1,601	2,184
Canada	109	100	91	116	95	300	241	356
U.S.	145	119	97	138	72	361	245	383
Total new business CSM, CER basis	$966	$879	$886	$836	$771	$2,731	$2,087	$2,923
(1)New business CSM is net of NCI.
(2)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.
(3)The impact of updating foreign exchange rates to that which was used in 3Q25.

Manulife Financial Corporation – Third Quarter 2025	61
Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Net income (loss) attributed to shareholders:
Asia	$895	$830	$624	$583	$827	$2,349	$1,772	$2,355
Canada	449	390	222	439	430	1,061	782	1,221
U.S.	(75)	36	(569)	103	5	(608)	32	135
Global WAM	523	482	443	384	498	1,448	1,213	1,597
Corporate and Other	7	51	(235)	129	79	(177)	(52)	77
Total net income (loss) attributed to shareholders	1,799	1,789	485	1,638	1,839	4,073	3,747	5,385
Preferred share dividends and other equity distributions	(58)	(103)	(57)	(101)	(56)	(218)	(210)	(311)
Common shareholders’ net income (loss)	$1,741	$1,686	$428	$1,537	$1,783	$3,855	$3,537	$5,074
CER adjustment(1)
Asia	$-	$(10)	$(40)	$(4)	$7	$(50)	$13	$9
Canada	-	(1)	1	-	(1)	-	8	8
U.S.	-	1	21	(4)	1	22	12	7
Global WAM	-	(3)	(18)	(6)	2	(21)	8	2
Corporate and Other	-	-	7	(3)	(2)	7	(7)	(9)
Total net income (loss) attributed to shareholders	-	(13)	(29)	(17)	7	(42)	34	17
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(13)	$(29)	$(17)	$7	$(42)	$34	$17
Net income (loss) attributed to shareholders, CER basis
Asia	$895	$820	$584	$579	$834	$2,299	$1,785	$2,364
Canada	449	389	223	439	429	1,061	790	1,229
U.S.	(75)	37	(548)	99	6	(586)	44	142
Global WAM	523	479	425	378	500	1,427	1,221	1,599
Corporate and Other	7	51	(228)	126	77	(170)	(59)	68
Total net income (loss) attributed to shareholders, CER basis	1,799	1,776	456	1,621	1,846	4,031	3,781	5,402
Preferred share dividends and other equity distributions, CER basis	(58)	(103)	(57)	(101)	(56)	(218)	(210)	(311)
Common shareholders’ net income (loss), CER basis	$1,741	$1,673	$399	$1,520	$1,790	$3,813	$3,571	$5,091
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$649	$600	$435	$417	$606	$1,684	$1,300	$1,717
CER adjustment, US $(1)	-	(4)	(11)	3	-	(15)	(3)	-
Asia net income (loss) attributed to shareholders, US $, CER basis(1)	$649	$596	$424	$420	$606	$1,669	$1,297	$1,717
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,799	$1,789	$485	$1,638	$1,839	$4,073	$3,747	$5,385
Tax on net income attributed to shareholders	283	307	47	388	229	637	714	1,102
Net income (loss) attributed to shareholders (pre-tax)	2,082	2,096	532	2,026	2,068	4,710	4,461	6,487
CER adjustment(1)	-	(8)	(7)	(8)	16	(15)	42	33
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,082	$2,088	$525	$2,018	$2,084	$4,695	$4,503	$6,520
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

Manulife Financial Corporation – Third Quarter 2025	62
AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the
General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	September 30, 2025						September 30, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$29,112	$-	$-	$-	$29,112	$-	$-
Derivative reclassification(2)	-	-	-	-	3,308	3,308	-	-
Other	184,344	84,860	124,710	10,999	21,634	426,547	132,487	89,629
Total	184,344	113,972	124,710	10,999	24,942	458,967	132,487	89,629
Segregated funds net assets
Institutional	-	-	-	3,106	-	3,106	-	-
Other(3)	31,646	38,654	78,304	311,195	(51)	459,748	22,747	56,277
Total	31,646	38,654	78,304	314,301	(51)	462,854	22,747	56,277
AUM per financial statements	215,990	152,626	203,014	325,300	24,891	921,821	155,234	145,906
Mutual funds	-	-	-	350,545	-	350,545	-	-
Institutional asset management(4)	-	-	-	159,321	-	159,321	-	-
Other funds	-	-	-	21,518	-	21,518	-	-
Total AUM	215,990	152,626	203,014	856,684	24,891	1,453,205	155,234	145,906
Assets under administration	-	-	-	241,359	-	241,359	-	-
Total AUMA	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564	$155,234	$145,906
Total AUMA, US $(5)						$1,217,884

Total AUMA	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564
CER adjustment(6)	-	-	-	-	-	-
Total AUMA, CER basis	$215,990	$152,626	$203,014	$1,098,043	$24,891	$1,694,564

Global WAM Managed AUMA
Global WAM AUMA				$1,098,043
AUM managed by Global WAM for Manulife’s other segments				233,702
Total				$1,331,745
(1)Represents net lending assets.
(2)Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(3)Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(4)Institutional asset management excludes Institutional segregated funds net assets.
(5)US$ AUMA is calculated as total AUMA in Canadian $ divided by the US$ exchange rate in effect at the end of the quarter.
(6)The impact of updating foreign exchange rates to that which was used in 3Q25.

Manulife Financial Corporation – Third Quarter 2025	63
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	June 30, 2025						June 30, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$28,138	$-	$-	$-	$28,138	$-	$-
Derivative reclassification(2)	-	-	-	-	4,531	4,531	-	-
Other	173,265	83,059	119,981	10,352	19,140	405,797	126,978	87,930
Total	173,265	111,197	119,981	10,352	23,671	438,466	126,978	87,930
Segregated funds net assets
Institutional	-	-	-	3,045	-	3,045	-	-
Other(3)	29,239	37,567	74,322	292,416	(31)	433,513	21,433	54,468
Total	29,239	37,567	74,322	295,461	(31)	436,558	21,433	54,468
AUM per financial statements	202,504	148,764	194,303	305,813	23,640	875,024	148,411	142,398
Mutual funds	-	-	-	331,290	-	331,290	-	-
Institutional asset management(4)	-	-	-	156,878	-	156,878	-	-
Other funds	-	-	-	19,697	-	19,697	-	-
Total AUM	202,504	148,764	194,303	813,678	23,640	1,382,889	148,411	142,398
Assets under administration	-	-	-	225,360	-	225,360	-	-
Total AUMA	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249	$148,411	$142,398
Total AUMA, US $(5)						$1,178,636

Total AUMA	$202,504	$148,764	$194,303	$1,039,038	$23,640	$1,608,249
CER adjustment(6)	3,294	-	3,837	14,601	-	21,732
Total AUMA, CER basis	$205,798	$148,764	$198,140	$1,053,639	$23,640	$1,629,981

Global WAM Managed AUMA
Global WAM AUMA				$1,039,038
AUM managed by Global WAM for Manulife’s other segments				222,676
Total				$1,261,714
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at September 30, 2025 above.

Manulife Financial Corporation – Third Quarter 2025	64
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	March 31, 2025						March 31, 2025
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$27,135	$-	$-	$-	$27,135	$-	$-
Derivative reclassification(2)	-	-	-	-	4,541	4,541	-	-
Other	171,732	84,180	125,793	9,983	22,373	414,061	119,318	87,401
Total	171,732	111,315	125,793	9,983	26,914	445,737	119,318	87,401
Segregated funds net assets
Institutional	-	-	-	3,199	-	3,199	-	-
Other(3)	28,560	37,373	75,103	284,407	(32)	425,411	19,839	52,182
Total	28,560	37,373	75,103	287,606	(32)	428,610	19,839	52,182
AUM per financial statements	200,292	148,688	200,896	297,589	26,882	874,347	139,157	139,583
Mutual funds	-	-	-	334,612	-	334,612	-	-
Institutional asset management(4)	-	-	-	156,560	-	156,560	-	-
Other funds	-	-	-	19,057	-	19,057	-	-
Total AUM	200,292	148,688	200,896	807,818	26,882	1,384,576	139,157	139,583
Assets under administration	-	-	-	218,501	-	218,501	-	-
Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077	$139,157	$139,583
Total AUMA, US $(5)						$1,113,827

Total AUMA	$200,292	$148,688	$200,896	$1,026,319	$26,882	$1,603,077
CER adjustment(6)	(4,169)	-	(6,617)	(24,398)	-	(35,184)
Total AUMA, CER basis	$196,123	$148,688	$194,279	$1,001,921	$26,882	$1,567,893

Global WAM Managed AUMA
Global WAM AUMA				$1,026,319
AUM managed by Global WAM for Manulife’s other segments				225,108
Total				$1,251,427
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at September 30, 2025 above.

Manulife Financial Corporation – Third Quarter 2025	65
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	December 31, 2024						December 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$26,718	$-	$-	$-	$26,718	$-	$-
Derivative reclassification(2)	-	-	-	-	5,600	5,600	-	-
Other	166,590	80,423	136,833	9,743	16,590	410,179	115,843	95,142
Total	166,590	107,141	136,833	9,743	22,190	442,497	115,843	95,142
Segregated funds net assets
Institutional	-	-	-	3,393	-	3,393	-	-
Other(3)	28,622	38,099	77,440	288,467	(33)	432,595	19,904	53,845
Total	28,622	38,099	77,440	291,860	(33)	435,988	19,904	53,845
AUM per financial statements	195,212	145,240	214,273	301,603	22,157	878,485	135,747	148,987
Mutual funds	-	-	-	333,598	-	333,598	-	-
Institutional asset management(4)	-	-	-	154,096	-	154,096	-	-
Other funds	-	-	-	19,174	-	19,174	-	-
Total AUM	195,212	145,240	214,273	808,471	22,157	1,385,353	135,747	148,987
Assets under administration	-	-	-	222,614	-	222,614	-	-
Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967	$135,747	$148,987
Total AUMA, US $(5)						$1,118,042

Total AUMA	$195,212	$145,240	$214,273	$1,031,085	$22,157	$1,607,967
CER adjustment(6)	(2,450)	-	(6,901)	(22,946)	-	(32,297)
Total AUMA, CER basis	$192,762	$145,240	$207,372	$1,008,139	$22,157	$1,575,670

Global WAM Managed AUMA
Global WAM AUMA				$1,031,085
AUM managed by Global WAM for Manulife’s other segments				226,752
Total				$1,257,837
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at September 30, 2025 above.

Manulife Financial Corporation – Third Quarter 2025	66
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(5)
	September 30, 2024						September 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank(1)	$-	$26,371	$-	$-	$-	$26,371	$-	$-
Derivative reclassification(2)	-	-	-	-	2,420	2,420	-	-
Other	160,377	81,874	134,164	9,464	14,482	400,361	118,748	99,311
Total	160,377	108,245	134,164	9,464	16,902	429,152	118,748	99,311
Segregated funds net assets
Institutional	-	-	-	3,289	-	3,289	-	-
Other(3)	28,163	37,902	74,916	278,759	(50)	419,690	20,852	55,454
Total	28,163	37,902	74,916	282,048	(50)	422,979	20,852	55,454
AUM per financial statements	188,540	146,147	209,080	291,512	16,852	852,131	139,600	154,765
Mutual funds	-	-	-	321,210	-	321,210	-	-
Institutional asset management(4)	-	-	-	148,386	-	148,386	-	-
Other funds	-	-	-	18,131	-	18,131	-	-
Total AUM	188,540	146,147	209,080	779,239	16,852	1,339,858	139,600	154,765
Assets under administration	-	-	-	211,617	-	211,617	-	-
Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475	$139,600	$154,765
Total AUMA, US $(5)						$1,148,433

Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475
CER adjustment(6)	3,601	-	6,217	20,395	-	30,213
Total AUMA, CER basis	$192,141	$146,147	$215,297	$1,011,251	$16,852	$1,581,688

Global WAM Managed AUMA
Global WAM AUMA				$990,856
AUM managed by Global WAM for Manulife’s other segments				220,309
Total				$1,211,165
Note: For footnotes (1) to (6), refer to the “AUM and AUMA reconciliation” table as at September 30, 2025 above.

Manulife Financial Corporation – Third Quarter 2025	67
Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sept 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024
Global WAM AUMA by business line
Retirement	$575,220	$536,639	$522,751	$521,979	$501,173
Retail	356,419	338,616	339,653	348,938	335,570
Institutional asset management	166,404	163,783	163,915	160,168	154,113
Total	$1,098,043	$1,039,038	$1,026,319	$1,031,085	$990,856
Global WAM AUMA by business line, CER basis(1)
Retirement	$575,220	$544,976	$509,063	$508,536	$512,623
Retail	356,419	342,812	332,402	341,988	341,872
Institutional asset management	166,404	165,851	160,456	157,615	156,756
Total	$1,098,043	$1,053,639	$1,001,921	$1,008,139	$1,011,251
Global WAM AUMA by geographic source
Asia	$153,921	$143,573	$144,660	$141,098	$137,040
Canada	275,486	266,913	259,446	260,651	255,281
U.S.	668,636	628,552	622,213	629,336	598,535
Total	$1,098,043	$1,039,038	$1,026,319	$1,031,085	$990,856
Global WAM AUMA by geographic source, CER basis(1)
Asia	$153,921	$145,389	$140,534	$138,583	$139,504
Canada	275,486	266,913	259,446	260,651	255,281
U.S.	668,636	641,337	601,941	608,905	616,466
Total	$1,098,043	$1,053,639	$1,001,921	$1,008,139	$1,011,251
Global WAM Managed AUMA by business line
Retirement	$575,220	$536,639	$522,751	$521,979	$501,173
Retail	440,149	419,133	419,844	431,047	416,425
Institutional asset management	316,376	305,942	308,832	304,811	293,567
Total	$1,331,745	$1,261,714	$1,251,427	$1,257,837	$1,211,165
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$575,220	$544,976	$509,063	$508,536	$512,623
Retail	440,149	418,535	405,017	422,417	424,203
Institutional asset management	316,376	310,408	301,287	298,258	299,739
Total	$1,331,745	$1,273,919	$1,215,367	$1,229,211	$1,236,565
Global WAM Managed AUMA by geographic source
Asia	$242,968	$227,797	$228,948	$225,325	$219,344
Canada	328,891	317,864	311,252	312,816	307,051
U.S.	759,886	716,053	711,227	719,696	684,770
Total	$1,331,745	$1,261,714	$1,251,427	$1,257,837	$1,211,165
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$242,968	$231,030	$222,009	$220,072	$224,278
Canada	328,891	317,864	311,252	312,816	307,051
U.S.	759,886	725,025	682,106	696,323	705,236
Total	$1,331,745	$1,273,919	$1,215,367	$1,229,211	$1,236,565
(1)AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 3Q25.
Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – Third Quarter 2025	68
Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
($ millions)
Mortgages	$56,747	$55,479	$55,105	$54,447	$54,083
Less: mortgages not held by Manulife Bank	30,185	29,847	30,352	30,039	29,995
Total mortgages held by Manulife Bank	26,562	25,632	24,753	24,408	24,088
Loans to Bank clients	2,550	2,506	2,382	2,310	2,283
Manulife Bank net lending assets	$29,112	$28,138	$27,135	$26,718	$26,371
Manulife Bank average net lending assets
Beginning of period	$28,138	$27,135	$26,718	$26,371	$26,045
End of period	29,112	28,138	27,135	26,718	26,371
Manulife Bank average net lending assets by quarter	$28,625	$27,637	$26,927	$26,545	$26,208
Manulife Bank average net lending assets – Year-to-date	$27,915				$25,846
Manulife Bank average net lending assets – full year				$26,020
Financial leverage ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.
Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
($ millions)
Common shareholders’ equity	$44,056	$42,420	$44,475	$44,312	$42,913
Post-tax CSM, net of NCI(1)	20,537	18,527	18,524	18,353	17,364
Adjusted book value	$64,593	$60,947	$62,999	$62,665	$60,277
(1)2024 quarterly post-tax CSM, net of NCI has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii)
post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
($ millions)
Total equity	$52,991	$51,253	$53,164	$52,960	$51,639
Less: AOCI gain / (loss) on cash flow hedges	58	68	89	119	70
Total equity excluding AOCI on cash flow hedges	52,933	51,185	53,075	52,841	51,569
Post-tax CSM(1)	21,936	19,782	19,784	19,497	18,494
Qualifying capital instruments	7,011	6,985	7,542	7,532	6,997
Consolidated capital	$81,880	$77,952	$80,401	$79,870	$77,060
(1)2024 quarterly post-tax CSM has been updated to align with the presentation of GMT in 2025. See section A7 “Global Minimum Taxes (GMT)” for more information.
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core
EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – Third Quarter 2025	69
Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Global WAM core earnings (post-tax)	$525	$463	$454	$459	$479	$1,442	$1,214	$1,673
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	82	89	86	83	26	257	151	234
Amortization of deferred acquisition costs and other depreciation	44	51	46	49	48	141	139	188
Amortization of deferred sales commissions	21	20	22	20	19	63	58	78
Core EBITDA	$672	$623	$608	$611	$572	$1,903	$1,562	$2,173
CER adjustment(1)	-	(3)	(17)	(7)	4	(20)	13	6
Core EBITDA, CER basis	$672	$620	$591	$604	$576	$1,883	$1,575	$2,179
Core EBITDA by business line
Retirement	$387	$358	$351	$330	$320	$1,096	$869	$1,199
Retail	204	191	190	214	200	585	559	773
Institutional asset management	81	74	67	67	52	222	134	201
Total	$672	$623	$608	$611	$572	$1,903	$1,562	$2,173
Core EBITDA by geographic source
Asia	$185	$170	$186	$167	$157	$541	$440	$607
Canada	180	161	164	160	157	505	429	589
U.S.	307	292	258	284	258	857	693	977
Total	$672	$623	$608	$611	$572	$1,903	$1,562	$2,173
Core EBITDA by business line, CER basis(2)
Retirement	$387	$357	$341	$327	$322	$1,085	$876	$1,203
Retail	204	190	185	212	201	579	563	775
Institutional asset management	81	73	65	65	53	219	136	201
Total, CER basis	$672	$620	$591	$604	$576	$1,883	$1,575	$2,179
Core EBITDA by geographic source, CER basis(2)
Asia	$185	$169	$179	$164	$159	$533	$444	$609
Canada	180	161	164	160	157	505	429	589
U.S.	307	290	248	280	260	845	702	981
Total, CER basis	$672	$620	$591	$604	$576	$1,883	$1,575	$2,179
(1)The impact of updating foreign exchange rates to that which was used in 3Q25.
(2)Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q25.
Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global
WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our
Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – Third Quarter 2025	70

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Core EBITDA margin
Core EBITDA	$672	$623	$608	$611	$572	$1,903	$1,562	$2,173
Core revenue	$2,175	$2,069	$2,140	$2,140	$2,055	$6,384	$5,876	$8,016
Core EBITDA margin	30.9%	30.1%	28.4%	28.6%	27.8%	29.8%	26.6%	27.1%
Global WAM core revenue
Other revenue per financial statements	$2,145	$1,851	$1,986	$2,003	$1,928	$5,982	$5,585	$7,588
Less: Other revenue in segments other than Global WAM	121	(53)	11	(2)	53	79	151	149
Other revenue in Global WAM (fee income)	$2,024	$1,904	$1,975	$2,005	$1,875	$5,903	$5,434	$7,439
Investment income per financial statements	$4,682	$4,740	$4,234	$5,250	$4,487	$13,656	$12,999	$18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	3,784	2,377	(992)	(622)	1,730	5,169	2,832	2,210
Total investment income	8,466	7,117	3,242	4,628	6,217	18,825	15,831	20,459
Less: Investment income in segments other than Global WAM	8,275	6,924	3,089	4,550	5,991	18,288	15,327	19,877
Investment income in Global WAM	$191	$193	$153	$78	$226	$537	$504	$582
Total other revenue and investment income in Global WAM	$2,215	$2,097	$2,128	$2,083	$2,101	$6,440	$5,938	$8,021
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	24	20	(14)	(28)	33	30	32	4
Revenue related to integration and acquisitions	16	8	2	(29)	13	26	30	1
Global WAM core revenue	$2,175	$2,069	$2,140	$2,140	$2,055	$6,384	$5,876	$8,016
Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenses include the following amounts from our financial statements:
1.General expenses that flow directly through income;
2.Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3.Directly attributable acquisition expenses for contracts measured using the PAA method and for products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

Manulife Financial Corporation – Third Quarter 2025	71

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Core expenses
General expenses – Statements of Income	$1,232	$1,140	$1,202	$1,328	$1,204	$3,574	$3,531	$4,859
Directly attributable acquisition expense for contracts measured using the PAA method and products without a CSM(1)	42	40	42	43	36	124	113	156
Directly attributable maintenance expense(1)	524	514	532	517	509	1,570	1,557	2,074
Total expenses	1,798	1,694	1,776	1,888	1,749	5,268	5,201	7,089
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	67	25	-	25	92
Amortization of acquisition-related intangible assets	8	-	-	-	-	8	-	-
Integration and acquisition	22	-	-	-	-	22	57	57
Legal provisions and Other expenses	10	5	-	24	8	15	17	41
Total	40	5	-	91	33	45	99	190
Core expenses	$1,758	$1,689	$1,776	$1,797	$1,716	$5,223	$5,102	$6,899
CER adjustment(2)	-	(6)	(33)	(10)	10	(39)	46	36
Core expenses, CER basis	$1,758	$1,683	$1,743	$1,787	$1,726	$5,184	$5,148	$6,935
Total expenses	$1,798	$1,694	$1,776	$1,888	$1,749	$5,268	$5,201	$7,089
CER adjustment(2)	-	(5)	(34)	(11)	11	(39)	47	36
Total expenses, CER basis	$1,798	$1,689	$1,742	$1,877	$1,760	$5,229	$5,248	$7,125
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 3Q25.
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.
Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.
Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q25	2Q25	1Q25	4Q24	3Q24	2025	2024	2024
Income before income taxes	$2,229	$2,261	$699	$2,113	$2,341	$5,189	$4,977	$7,090
Less: Income before income taxes for segments other than Global WAM	1,623	1,686	171	1,694	1,822	3,480	3,649	5,343
Global WAM income before income taxes	606	575	528	419	519	1,709	1,328	1,747
Items unrelated to net fee income	715	667	739	882	677	2,121	2,113	2,995
Global WAM net fee income	1,321	1,242	1,267	1,301	1,196	3,830	3,441	4,742
Less: Net fee income from other segments	176	171	170	181	169	517	493	674
Global WAM net fee income excluding net fee income from other segments	1,145	1,071	1,097	1,120	1,027	3,313	2,948	4,068
Net annualized fee income	$4,543	$4,297	$4,451	$4,455	$4,084	$4,427	$3,941	$4,068
Average Assets under Management and Administration	$1,065,832	$1,005,290	$1,041,116	$1,015,454	$963,003	$1,037,962	$923,914	$946,087
Net fee income yield (bps)	42.6	42.7	42.7	43.9	42.4	42.6	42.7	43.0

Manulife Financial Corporation – Third Quarter 2025	72
New business value (“NBV”) is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions with respect to future experience. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global
WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the
Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing
U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange-traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.
Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility.
E4Caution Regarding Forward-Looking Statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities
Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company’s strategic priorities and targets, its medium-term financial and operating targets, our strategy update and ambition to be the number one choice for customers, our use of AI to create value, becoming the most trusted partner for customers’ health, wealth, and financial well-being, the impact of the transition to the eMPF platform on core earnings from our MPF business, planned share buybacks, the impact of changes in tax laws, the probability and impact of LICAT scenario switches, the anticipated benefits of the acquisitions of Comvest Credit Partners and Schroders Indonesia, entering into the Indian insurance market and its anticipated benefits, and future premium increases and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as
“may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”,
“forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties);
changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate;
changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to

Manulife Financial Corporation – Third Quarter 2025	73
execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used;
political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; the anticipated benefits of the Comvest Credit Partners and
Schroders Indonesia acquisitions; the receipt of regulatory approvals and satisfaction of closing conditions for the Schroders
Indonesia acquisition; the receipt of regulatory approvals for entering into the Indian insurance market and the anticipated benefits of such entry; our ability to execute our digital plans and to deploy future digital use cases and derive value from AI, and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under
“Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and
Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
E5Quarterly Financial Information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Sept 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
($ millions, except per share amounts or otherwise stated)
Revenue
Insurance revenue	$7,422	$6,990	$7,062	$6,834	$6,746	$6,515	$6,497	$6,414
Net investment result	8,197	6,796	2,946	4,194	5,912	4,512	4,493	6,784
Other revenue	2,145	1,851	1,986	2,003	1,928	1,849	1,808	1,719
Total revenue	$17,764	$15,637	$11,994	$13,031	$14,586	$12,876	$12,798	$14,917
Income (loss) before income taxes	$2,229	$2,261	$699	$2,113	$2,341	$1,384	$1,252	$2,123
Income tax (expenses) recoveries	(310)	(338)	(76)	(406)	(274)	(252)	(280)	(322)
Net income (loss)	$1,919	$1,923	$623	$1,707	$2,067	$1,132	$972	$1,801
Net income (loss) attributed to shareholders	$1,799	$1,789	$485	$1,638	$1,839	$1,042	$866	$1,659
Basic earnings (loss) per common share	$1.03	$0.99	$0.25	$0.88	$1.01	$0.53	$0.45	$0.86
Diluted earnings (loss) per common share	$1.02	$0.98	$0.25	$0.88	$1.00	$0.52	$0.45	$0.86
Segregated funds deposits	$12,860	$12,408	$14,409	$11,927	$11,545	$11,324	$12,206	$10,361
Total assets (in billions)	$1,027	$977	$981	$979	$953	$915	$907	$876
Weighted average common shares (in millions)	1,697	1,710	1,723	1,746	1,774	1,793	1,805	1,810
Diluted weighted average common shares (in millions)	1,701	1,715	1,729	1,752	1,780	1,799	1,810	1,814
Dividends per common share	$0.440	$0.440	$0.440	$0.400	$0.400	$0.400	$0.400	$0.365
CDN$ to US$1 – Statement of Financial Position	1.3914	1.3645	1.4393	1.4382	1.3510	1.3684	1.3533	1.3186
CDN$ to US$1 – Statement of Income	1.3773	1.3837	1.4349	1.3987	1.3639	1.3682	1.3485	1.3612

Manulife Financial Corporation – Third Quarter 2025	74
E6Revenue

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q25	2Q25	3Q24	2025	2024
Insurance revenue	$7,422	$6,990	$6,746	$21,474	$19,758
Net investment income	8,197	6,796	5,912	17,939	14,917
Other revenue	2,145	1,851	1,928	5,982	5,585
Total revenue	$17,764	$15,637	$14,586	$45,395	$40,260
Asia	$6,238	$4,935	$3,314	$13,763	$10,714
Canada	4,318	3,758	4,365	11,738	10,942
U.S.	4,954	4,720	4,531	13,399	12,224
Global Wealth and Asset Management	1,895	1,767	1,775	5,460	4,960
Corporate and Other	359	457	601	1,035	1,420
Total revenue	$17,764	$15,637	$14,586	$45,395	$40,260
Total revenue was $17.8 billion in 3Q25 compared with $14.6 billion in 3Q24 due to higher net investment income, insurance revenue and other revenue.
By segment, the increase in revenue reflected higher net investment income in Asia and the U.S., partially offset lower investment income in Canada and Corporate and Other, higher insurance revenue in Asia, Canada and the U.S., and higher other revenue in Global WAM, Asia and the U.S partially offset by lower other revenue in Corporate and Other.
On a year-to-date basis, total revenue was $45.4 billion in 2025 compared with $40.3 billion in in the same period of 2024 due to an increase in net investment income, insurance revenue and other revenue.
By segment, the increase in year-to-date revenue reflected higher net investment income in Asia, the U.S., Canada and
Corporate and Other, partially offset by lower net investment income in Global WAM, higher insurance revenue in Asia, the
U.S., and Canada, and higher other revenue in Global WAM and the U.S., partially offset by lower other revenue in Asia.
E7Other
No changes were made in our internal control over financial reporting during the three months ended September 30, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s
Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Third Quarter 2025	75
Consolidated Statements of Financial Position

As at	September 30, 2025	December 31, 2024
(Canadian $ in millions, unaudited)
Assets
Cash and short-term securities	$25,832	$25,789
Debt securities	216,479	210,621
Public equities	39,279	33,725
Mortgages	56,747	54,447
Private placements	51,278	49,668
Loans to Bank clients	2,550	2,310
Real estate	12,900	13,263
Other invested assets	53,902	52,674
Total invested assets (note 3)	$458,967	442,497
Other assets
Accrued investment income	3,304	2,969
Derivatives (note 4)	9,620	8,667
Insurance contract assets (note 5)	189	102
Reinsurance contract held assets (note 5)	62,707	59,015
Deferred tax assets	5,857	5,884
Goodwill and intangible assets	10,979	11,052
Miscellaneous	12,205	12,644
Total other assets	104,861	100,333
Segregated funds net assets (note 15)	462,854	435,988
Total assets	$1,026,682	$978,818
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$414,740	$396,401
Reinsurance contract held liabilities (note 5)	3,153	2,669
Investment contract liabilities (note 6)	14,330	13,498
Deposits from Bank clients	23,181	22,063
Derivatives (note 4)	12,917	14,252
Deferred tax liabilities	2,052	1,890
Other liabilities	27,036	24,936
Long-term debt (note 8)	6,417	6,629
Capital instruments (note 9)	7,011	7,532
Total liabilities, excluding those for account of segregated fund holders	510,837	489,870
Insurance contract liabilities for account of segregated fund holders (note 5)	129,840	126,545
Investment contract liabilities for account of segregated fund holders	333,014	309,443
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	462,854	435,988
Total liabilities	973,691	925,858
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	20,238	20,681
Contributed surplus	200	204
Shareholders and other equity holders’ retained earnings	5,089	4,764
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	34,066	37,999
Reinsurance finance income (expenses)	(6,110)	(7,048)
Fair value through other comprehensive income (“OCI”) investments	(15,781)	(19,733)
Translation of foreign operations	6,313	7,327
Other	41	118
Total shareholders and other equity holders’ equity	50,716	50,972
Participating policyholders’ equity	727	567
Non-controlling interests	1,548	1,421
Total equity	52,991	52,960
Total liabilities and equity	$1,026,682	$978,818
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Don Lindsay
Chair of the Board of Directors
Phil Witherington
President and Chief Executive Officer

Manulife Financial Corporation – Third Quarter 2025	76
Consolidated Statements of Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2025	2024	2025	2024
Insurance service result
Insurance revenue (note 5)	$7,422	$6,746	$21,474	$19,758
Insurance service expenses	(5,746)	(5,435)	(17,219)	(15,979)
Net expenses from reinsurance contracts held	(455)	(14)	(985)	(467)
Total insurance service result	1,221	1,297	3,270	3,312
Investment result
Investment income (note 3)
Investment income	4,682	4,487	13,656	12,999
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	3,784	1,730	5,169	2,832
Investment expenses	(269)	(305)	(886)	(914)
Net investment income (loss)	8,197	5,912	17,939	14,917
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(7,913)	(3,733)	(16,823)	(12,814)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	728	(970)	1,049	208
Decrease (increase) in investment contract liabilities	(143)	(108)	(394)	(349)
	869	1,101	1,771	1,962
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	25,314	22,898	48,382	51,332
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(25,314)	(22,898)	(48,382)	(51,332)
Net segregated funds investment result	-	-	-	-
Total investment result	869	1,101	1,771	1,962
Other revenue (note 11)	2,145	1,928	5,982	5,585
General expenses	(1,232)	(1,204)	(3,574)	(3,531)
Commissions related to non-insurance contracts	(386)	(370)	(1,135)	(1,090)
Interest expenses	(388)	(411)	(1,125)	(1,261)
Net income (loss) before income taxes	2,229	2,341	5,189	4,977
Income tax (expenses) recoveries	(310)	(274)	(724)	(806)
Net income (loss)	$1,919	$2,067	$4,465	$4,171
Net income (loss) attributed to:
Non-controlling interests	$130	$131	$245	$225
Participating policyholders	(10)	97	147	199
Shareholders and other equity holders	1,799	1,839	4,073	3,747
	$1,919	$2,067	$4,465	$4,171
Net income (loss) attributed to shareholders	$1,799	$1,839	$4,073	$3,747
Preferred share dividends and other equity distributions	(58)	(56)	(218)	(210)
Common shareholders’ net income (loss)	$1,741	$1,783	$3,855	$3,537
Earnings per share
Basic earnings per common share (note 10)	$1.03	$1.01	$2.25	$1.98
Diluted earnings per common share (note 10)	1.02	1.00	2.25	1.97
Dividends per common share	0.44	0.40	1.32	1.20
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2025	77
Consolidated Statements of Comprehensive Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2025	2024	2025	2024
Net income (loss)	$1,919	$2,067	$4,465	$4,171
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	863	11	(1,218)	1,149
Net investment hedges	(139)	57	204	(183)
Insurance finance income (expenses)	(959)	(9,502)	(4,173)	(2,074)
Reinsurance finance income (expenses)	372	1,841	915	(146)
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	1,021	8,387	3,259	2,848
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	34	(190)	865	1,162
Other	1	(12)	(79)	52
Total items that may be subsequently reclassified to net income	1,193	592	(227)	2,808
Items that will not be reclassified to net income	48	(26)	2	62
Other comprehensive income (loss), net of tax	1,241	566	(225)	2,870
Total comprehensive income (loss), net of tax	$3,160	$2,633	$4,240	$7,041
Total comprehensive income (loss) attributed to:
Non-controlling interests	$163	$159	$141	$141
Participating policyholders	(48)	125	160	247
Shareholders and other equity holders	3,045	2,349	3,939	6,653
Income Taxes included in Other Comprehensive Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2025	2024	2025	2024
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on translation of foreign operations	$-	$(1)	$(1)	$-
Unrealized foreign exchange gains (losses) on net investment hedges	4	2	23	(16)
Insurance / reinsurance finance income (expenses)	16	(1,377)	(322)	121
Unrealized gains (losses) on fair value through OCI investments	147	1,507	294	412
Reclassification of net realized gains (losses) on fair value through OCI investments	7	(56)	189	275
Other	6	(10)	(34)	30
Total income tax expenses (recoveries)	$180	$65	$149	$822
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2025	78
Consolidated Statements of Changes in Equity

For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2025	2024
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	-	-
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	20,681	21,527
Repurchased (note 10)	(487)	(607)
Issued on exercise of stock options and deferred share units	44	95
Balance, end of period	20,238	21,015
Contributed surplus
Balance, beginning of period	204	222
Exercise of stock options and deferred share units	(4)	(14)
Balance, end of period	200	208
Shareholders and other equity holders’ retained earnings
Balance, beginning of period	4,764	4,819
Net income (loss) attributed to shareholders and other equity holders	4,073	3,747
Common shares repurchased (note 10)	(1,286)	(1,234)
Preferred share dividends and other equity distributions	(218)	(210)
Common share dividends	(2,244)	(2,150)
Other	-	1
Balance, end of period	5,089	4,973
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	18,663	13,811
Change in unrealized foreign exchange gains (losses) on net foreign operations	(1,014)	966
Changes in insurance / reinsurance finance income (expenses)	(2,995)	(989)
Change in unrealized gains (losses) on fair value through OCI investments	3,952	2,818
Other changes in OCI attributed to shareholders and other equity holders	(77)	111
Balance, end of period	18,529	16,717
Total shareholders and other equity holders’ equity, end of period	50,716	49,573
Participating policyholders’ equity
Balance, beginning of period	567	257
Net income (loss) attributed to participating policyholders	147	199
Other comprehensive income (losses) attributed to participating policyholders	13	48
Balance, end of period	727	504
Non-controlling interests
Balance, beginning of period	1,421	1,431
Net income (loss) attributed to non-controlling interests	245	225
Other comprehensive income (losses) attributed to non-controlling interests	(104)	(84)
Contributions (distributions and acquisitions), net	(14)	(10)
Balance, end of period	1,548	1,562
Total equity, end of period	$52,991	$51,639
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2025	79
Consolidated Statements of Cash Flows

For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2025	2024
Operating activities
Net income (loss)	$4,465	$4,171
Adjustments:
Increase (decrease) in insurance contract net liabilities (note 5)	15,579	11,130
Increase (decrease) in investment contract liabilities	394	349
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions noted below (note 5)	(951)	(569)
Amortization of (premium) discount on invested assets	(291)	(218)
Contractual service margin (“CSM”) amortization	(1,968)	(1,753)
Other amortization	645	441
Net realized and unrealized (gains) losses and impairment on assets	(5,473)	(1,988)
Deferred income tax expenses (recoveries)	(26)	275
Loss (gain) on reinsurance transactions (pre-tax) (note 5)	(9)	71
Cash provided by operating activities before undernoted items	12,365	11,909
Changes in policy related and operating receivables and payables	11,134	7,457
Cash provided by (used in) operating activities	23,499	19,366
Investing activities
Purchases and mortgage advances	(100,081)	(102,294)
Disposals and repayments	78,965	87,311
Change in investment broker net receivables and payables	854	571
Net cash increase (decrease) from sale (purchase) of subsidiaries	-	(324)
Cash provided by (used in) investing activities	(20,262)	(14,736)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(346)	(131)
Secured borrowings including securitization transactions	1,504	654
Change in deposits from Bank clients, net	1,130	718
Lease payments	(82)	(91)
Shareholders’ dividends and other equity distributions	(2,462)	(2,360)
Common shares repurchased (note 10)	(1,773)	(1,841)
Common shares issued, net (note 10)	44	95
Issue of capital instruments, net (note 9)	497	1,596
Redemption of capital instruments (note 9)	(1,000)	(1,359)
Contributions from (distributions to) non-controlling interests, net	(14)	(10)
Cash provided by (used in) financing activities	(2,502)	(2,729)
Cash and short-term securities
Increase (decrease) during the period	735	1,901
Effect of foreign exchange rate changes on cash and short-term securities	(462)	404
Balance, beginning of period	24,942	19,884
Balance, end of period	25,215	22,189
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	25,789	20,338
Net payments in transit, included in other liabilities	(847)	(454)
Net cash and short-term securities, beginning of period	24,942	19,884
End of period
Gross cash and short-term securities	25,832	22,884
Net payments in transit, included in other liabilities	(617)	(695)
Net cash and short-term securities, end of period	$25,215	$22,189
Supplemental disclosures on cash flow information
Interest received	$10,115	$9,962
Interest paid	1,145	1,183
Income taxes paid	675	662
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2025	80
CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1    Nature of Operations and Material Accounting Policy Information
(a)Reporting Entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life
Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the
“Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The
Company operates as Manulife in Asia and Canada and as John Hancock and Manulife in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International
Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board
(“IASB”), using accounting policies which are consistent with those used in the Company’s 2024 Annual Consolidated
Financial Statements.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated
Financial Statements for the year ended December 31, 2024, included on pages 143 to 269 of the Company’s 2024 Annual
Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors Update” section of the Third Quarter 2025 Management Discussion and Analysis (“MD&A”). Those denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and nine months ended ended September 30, 2025 were authorized for issue by MFC’s Board of Directors on November 12, 2025.
(b)Basis Of Preparation
Refer to note 1 of the Company’s 2024 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under International Financial Reporting
Standards (“IFRS”) and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.
Note 2    Accounting and Reporting Changes
Future Accounting and Reporting Changes
(I)Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 and is effective on or after January
1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of International Financial Reporting Standards”
for first time adopters and to IFRS 9 “Financial Instruments” (“IFRS 9”) for derecognition of lease liabilities. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
(II)Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial Instruments”
and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on
January 1, 2026 and to be applied retrospectively. The amendments clarify guidance on timing of derecognition of financial liabilities, on the assessment of cash flow characteristics and resulting classification and disclosure of financial assets with terms referencing contingent events including environmental, social and corporate governance events, and of the treatment of non-recourse assets and contractually linked instruments. The Company is assessing the impact of these amendments on the
Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2025	81
(III)IFRS 18 “Presentation and Disclosure in the Financial Statements”
IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial
Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:
•Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income (loss)”, “income or loss before financing and income taxes” and “income (loss)”,
•disclosure within a note to financial statements of management-defined performance measures (“MPMs”) with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and
•enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.
The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.
(IV)Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” (“IAS 12”) were issued in May 2023. The amendments relate to the Organization for
Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.
The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the
Company’s exposure to GMT arising from that legislation.
The Company expects to pay GMT of $63 and $217 for the three and nine months ended September 30, 2025, arising from its operations in Barbados, China and Hong Kong (2024 – $89 and $177 for all worldwide operations, respectively).
The amendments also introduce a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.

Manulife Financial Corporation – Third Quarter 2025	82
Note 3    Invested Assets and Investment Income
(a)Carrying Values And Fair Values Of Invested Assets

As at September 30, 2025	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$9	$19,612	$6,211	$25,832	$25,832
Debt securities(6)
Canadian government and agency	994	18,388	-	19,382	19,382
U.S. government and agency	40	28,826	642	29,508	29,244
Other government and agency	72	37,775	-	37,847	37,847
Corporate	2,789	124,102	510	127,401	127,220
Mortgage / asset-backed securities	192	2,149	-	2,341	2,341
Public equities (FVTPL mandatory)	39,279	-	-	39,279	39,279
Mortgages	1,326	28,841	26,580	56,747	57,212
Private placements	939	50,339	-	51,278	51,278
Loans to Bank clients	-	-	2,550	2,550	2,532
Real estate
Own use property(7)	-	-	2,655	2,655	2,785
Investment property	-	-	10,245	10,245	10,245
Other invested assets
Alternative long-duration assets(8)	34,927	381	13,784	49,092	50,265
Various other(9)	146	-	4,664	4,810	4,810
Total invested assets	$80,713	$310,413	$67,841	$458,967	$460,272

As at December 31, 2024	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$25	$19,909	$5,855	$25,789	$25,789
Debt securities(6)
Canadian government and agency	1,056	18,671	-	19,727	19,727
U.S. government and agency	58	27,628	968	28,654	28,366
Other government and agency	68	35,402	-	35,470	35,470
Corporate	2,761	121,674	527	124,962	124,762
Mortgage / asset-backed securities	17	1,791	-	1,808	1,808
Public equities (FVTPL mandatory)	33,725	-	-	33,725	33,725
Mortgages	1,239	28,792	24,416	54,447	54,812
Private placements	866	48,802	-	49,668	49,668
Loans to Bank clients	-	-	2,310	2,310	2,285
Real estate
Own use property(7)	-	-	2,674	2,674	2,798
Investment property	-	-	10,589	10,589	10,589
Other invested assets
Alternative long-duration assets(8)	34,334	389	13,140	47,863	48,875
Various other(9)	140	-	4,671	4,811	4,811
Total invested assets	$74,289	$303,058	$65,150	$442,497	$443,485
(1)Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.
(2)Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.
(3)Other includes mortgages and loans to Bank clients held at amortized cost, own use properties held at fair value or cost, investment properties held at fair value, and equity method accounted investments (including leveraged leases). Also includes debt securities, which qualify as having Solely Payment of
Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.
(4)Invested assets above comprise debt securities, mortgages, private placements and approximately $381 (December 31, 2024 – $389) of other invested assets, which qualify as having SPPI qualifying cash flows. Invested assets which do not have SPPI qualifying cash flows as at September 30, 2025 include debt securities, private placements and other invested assets with fair values of $nil, $107 and $570, respectively (December 31, 2024 – $nil, $132 and $547, respectively). The change in the fair value of these non-SPPI invested assets for the nine months ended September 30, 2025 was a decrease of $2 (for the year ended December 31, 2024 – a $25 increase).
(5)Includes short-term securities with remaining maturities of less than one year at acquisition amounting to $10,316 (December 31, 2024 – $10,121), cash equivalents with remaining maturities of less than 90 days at acquisition amounting to $9,305 (December 31, 2024 – $9,813) and cash of $6,211 (December 31,
2024 – $5,855).
(6)Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $991 and $4, respectively
(December 31, 2024 – $1,266 and $145, respectively).
(7)Own use property of $2,489 (December 31, 2024 – $2,500), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of $166 (December 31, 2024 –
$174) is carried at cost less accumulated depreciation and any accumulated impairment losses.
(8)Alternative long-duration assets (“ALDA”) include infrastructure of $19,077, investments in private equity of $17,944, timber and agriculture of $6,133, energy of
$1,776 and various other ALDA of $4,162 (December 31, 2024 – $17,804, $18,343, $5,917, $1,916, and $3,883, respectively).
(9)Includes $4,291 (December 31, 2024 – $4,300) of leveraged leases.

Manulife Financial Corporation – Third Quarter 2025	83
(b)Fair Value Measurement
The following tables present fair values and the fair value hierarchy levels of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at September 30, 2025	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$19,612	$-	$19,612	$-
FVTPL	9	-	9	-
Other	6,211	6,211	-	-
Debt securities
FVOCI
Canadian government and agency	18,388	-	18,388	-
U.S. government and agency	28,826	-	28,826	-
Other government and agency	37,775	-	37,761	14
Corporate	124,102	-	124,040	62
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	812	-	812	-
Other asset-backed securities	1,336	-	1,336	-
FVTPL
Canadian government and agency	994	-	994	-
U.S. government and agency	40	-	40	-
Other government and agency	72	-	72	-
Corporate	2,789	-	2,789	-
Commercial mortgage-backed securities	4	-	4	-
Other asset-backed securities	188	-	178	10
Private placements(1)
FVOCI	50,339	-	40,070	10,269
FVTPL	939	-	704	235
Mortgages
FVOCI	28,841	-	-	28,841
FVTPL	1,326	-	-	1,326
Public equities
FVTPL	39,279	39,211	68	-
Real estate(2)
Investment property	10,245	-	-	10,245
Own use property	2,489	-	-	2,489
Other invested assets(3)	39,340	72	-	39,268
Segregated funds net assets(4)	462,854	423,056	36,800	2,998
Total	$876,811	$468,550	$312,504	$95,757
(1)Fair value of private placements is determined through an internal valuation methodology using both observable and non-market observable inputs. Non-market observable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity spread adjustment constitutes a material price impact, in which case the securities are classified as Level 3.
(2)For real estate properties, the significant non-market observable inputs are capitalization rates ranging from 3.20% to 11.00% for the nine months ended
September 30, 2025 (ranging from 3.10% to 9.50% for the year ended December 31, 2024), terminal capitalization rates ranging from 3.25% to 10.00% for the nine months ended September 30, 2025 (ranging from 3.10% to 10.00% for the year ended December 31, 2024) and discount rates ranging from 3.60% to
13.50% for the nine months ended September 30, 2025 (ranging from 3.60% to 13.75% for the year ended December 31, 2024). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in non-market observable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $32,336 (December 31, 2024 –
$31,435) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the nine months ended September 30, 2025 ranged from 7.88% to 17.50% (ranged from 7.42% to 20.00% for the year ended December 31, 2024). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates for the nine months ended
September 30, 2025 ranged from 3.25% to 6.25% (ranged from 3.25% to 6.25% for the year ended December 31, 2024). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.
(4)Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – Third Quarter 2025	84

As at December 31, 2024	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$19,909	$-	$19,909	$-
FVTPL	25	-	25	-
Other	5,855	5,855	-	-
Debt securities
FVOCI
Canadian government and agency	18,671	-	18,671	-
U.S. government and agency	27,628	-	27,628	-
Other government and agency	35,402	-	35,392	10
Corporate	121,674	-	121,630	44
Residential mortgage-backed securities	5	-	5	-
Commercial mortgage-backed securities	270	-	270	-
Other asset-backed securities	1,516	-	1,516	-
FVTPL
Canadian government and agency	1,056	-	1,056	-
U.S. government and agency	58	-	58	-
Other government and agency	68	-	68	-
Corporate	2,761	-	2,761	-
Commercial mortgage-backed securities	2	-	2	-
Other asset-backed securities	15	-	15	-
Private placements(1)
FVOCI	48,802	-	40,038	8,764
FVTPL	866	-	730	136
Mortgages
FVOCI	28,792	-	-	28,792
FVTPL	1,239	-	-	1,239
Public equities
FVTPL	33,725	33,650	75	-
Real estate(2)
Investment property	10,589	-	-	10,589
Own use property	2,500	-	-	2,500
Other invested assets(3)	38,543	77	-	38,466
Segregated funds net assets(4)	435,988	399,043	33,611	3,334
Total	$835,959	$438,625	$303,460	$93,874
Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at September 30, 2025 above.
The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at September 30, 2025	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$26,580	$27,045	$-	$-	$27,045
Loans to Bank clients	2,550	2,532	-	2,532	-
Real estate – own use property	166	296	-	-	296
Public bonds held at amortized cost	1,152	707	-	707	-
Other invested assets(1)	14,562	15,735	567	-	15,168
Total invested assets disclosed at fair value	$45,010	$46,315	$567	$3,239	$42,509

As at December 31, 2024	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$24,416	$24,781	$-	$-	$24,781
Loans to Bank clients	2,310	2,285	-	2,285	-
Real estate – own use property	174	298	-	-	298
Public bonds held at amortized cost	1,495	1,007	-	1,007	-
Other invested assets(1)	14,131	15,143	542	-	14,601
Total invested assets disclosed at fair value	$42,526	$43,514	$542	$3,292	$39,680
(1)The carrying value of other invested assets includes leveraged leases of $4,291 (December 31, 2024 – $4,300), other equity method accounted investments and other invested assets of $10,271 (December 31, 2024 – $9,831). Fair value of leveraged leases is disclosed at their carrying value as fair value is not routinely calculated on these investments. Fair value of equity method accounted investments and other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Manulife Financial Corporation – Third Quarter 2025	85
Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and nine months ended
September 30, 2025, the Company had $nil and $nil transfers of assets between Level 1 and Level 2 (September 30, 2024 –
$nil and $nil).
For segregated funds net assets, during the three and nine months ended September 30, 2025, the Company had $nil and $nil transfers of assets from Level 1 to Level 2 (September 30, 2024 – $nil and $nil). During the three and nine months ended
September 30, 2025, the Company had $nil and $nil transfers of assets from Level 2 to Level 1 (September 30, 2024 – $1 and
$1).
Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3)
The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable market inputs for these assets, or in the presence of active markets significant non-market observable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over non-market observable inputs in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and non-market observable factors.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the three months ended September 30, 2025 and
September 30, 2024.

For the three months ended September 30, 2025	Balance, Jul 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, Sept 30, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$1	$-	$-	$-	$-	$-	$(1)	$14	$-
Corporate	60	-	1	-	-	-	-	-	1	62	-
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
FVTPL
Other securitized assets	10	-	-	-	-	-	-	-	-	10	-
Public equities
FVTPL	2	(1)	-	-	-	-	-	-	(1)	-	(1)
Private placements
FVOCI	9,692	3	(4)	575	(48)	(167)	43	(6)	181	10,269	-
FVTPL	206	3	-	49	-	(22)	-	-	(1)	235	3
Mortgages
FVOCI	28,499	(20)	302	602	(716)	(193)	-	-	367	28,841	-
FVTPL	1,329	12	-	9	(14)	(10)	-	-	-	1,326	-
Investment property	10,142	(46)	-	32	-	-	-	-	117	10,245	(46)
Own use property	2,462	(2)	-	4	(3)	-	-	-	28	2,489	(2)
Other invested assets	37,911	199	8	1,227	(151)	(592)	-	-	666	39,268	226
Total invested assets	90,327	148	308	2,498	(932)	(984)	43	(6)	1,357	92,759	180
Derivatives, net	(2,618)	191	-	-	-	(16)	-	38	(44)	(2,449)	196
Segregated funds net assets	3,012	108	(15)	12	(146)	(3)	-	-	30	2,998	17
Total	$90,721	$447	$293	$2,510	$(1,078)	$(1,003)	$43	$32	$1,343	$93,308	$393
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the period for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the period, respectively.

Manulife Financial Corporation – Third Quarter 2025	86

For the three months ended September 30, 2024	Balance, Jul 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, Sept 30, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$-	$-	$-	$-	$-	$-	$-	$14	$-
Corporate	222	-	(33)	-	-	9	-	(86)	-	112	-
Other securitized assets	19	-	31	-	-	(19)	-	(33)	2	-	-
FVTPL
Corporate	11	-	-	-	-	-	-	-	-	11	-
Public equities
FVTPL	4	(1)	-	-	-	-	-	-	2	5	(1)
Private placements
FVOCI	8,093	21	61	579	(380)	(230)	30	(10)	24	8,188	-
FVTPL	111	5	-	10	-	(1)	-	-	4	129	5
Mortgages
FVOCI	28,132	(40)	1,130	399	(526)	(179)	-	-	(191)	28,725	-
FVTPL	1,184	47	-	76	(36)	(9)	-	-	(1)	1,261	-
Investment property	10,409	(117)	-	40	(4)	-	-	-	(24)	10,304	(119)
Own use property	2,448	(14)	-	5	-	-	-	-	34	2,473	(14)
Other invested assets	35,412	323	8	1,132	(310)	(272)	-	-	(40)	36,253	180
Total invested assets	86,059	224	1,197	2,241	(1,256)	(701)	30	(129)	(190)	87,475	51
Derivatives, net	(2,586)	774	-	-	-	(47)	-	154	(1)	(1,706)	764
Segregated funds net assets	3,456	25	(76)	18	(41)	(3)	-	-	(23)	3,356	7
Total	$86,929	$1,023	$1,121	$2,259	$(1,297)	$(751)	$30	$25	$(214)	$89,125	$822
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs
(Level 3)” table for the three months ended September 30, 2025 above.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the nine months ended September 30, 2025 and
September 30, 2024.

For the nine months ended September 30, 2025	Balance, Jan 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, Sept 30, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$5	$-	$-	$-	$-	$-	$(1)	$14	$-
Corporate	44	-	-	-	-	(2)	22	-	(2)	62	-
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
FVTPL
Other securitized assets	-	-	-	10	-	-	-	-	-	10	-
Public equities
FVTPL	-	-	-	-	-	-	-	-	-	-	-
Private placements
FVOCI	8,764	-	(198)	2,592	(292)	(766)	378	(16)	(193)	10,269	-
FVTPL	136	(5)	-	74	-	(44)	74	-	-	235	(5)
Mortgages
FVOCI	28,792	(9)	830	2,015	(1,589)	(589)	-	-	(609)	28,841	-
FVTPL	1,239	20	-	150	(41)	(41)	-	-	(1)	1,326	-
Investment property	10,589	(112)	-	120	(188)	-	-	-	(164)	10,245	(131)
Own use property	2,500	(9)	-	7	(3)	-	-	-	(6)	2,489	(9)
Other invested assets	38,466	621	18	3,650	(1,201)	(1,556)	-	-	(730)	39,268	459
Total invested assets	90,540	506	655	8,618	(3,314)	(2,998)	474	(16)	(1,706)	92,759	314
Derivatives, net	(3,235)	48	(1)	-	-	(53)	-	733	59	(2,449)	(59)
Segregated funds net assets	3,334	123	(187)	50	(325)	55	-	-	(52)	2,998	23
Total	$90,639	$677	$467	$8,668	$(3,639)	$(2,996)	$474	$717	$(1,699)	$93,308	$278
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the year, respectively.

Manulife Financial Corporation – Third Quarter 2025	87

For the nine months ended September 30, 2024	Balance, Jan 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, Sept 30, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$-	$-	$-	$-	$4	$-	$-	$14	$-
Corporate	231	-	(33)	-	-	(2)	-	(86)	2	112	-
Other securitized assets	21	-	33	-	-	(22)	-	(33)	1	-	-
FVTPL
Corporate	-	-	-	11	-	-	-	-	-	11	-
Public equities
FVTPL	41	(1)	-	-	-	-	-	(36)	1	5	(1)
Private placements
FVOCI	7,682	25	56	2,173	(1,022)	(620)	254	(544)	184	8,188	-
FVTPL	79	1	-	49	-	(18)	29	(14)	3	129	1
Mortgages
FVOCI	28,473	(20)	731	1,370	(1,737)	(552)	-	-	460	28,725	-
FVTPL	1,055	42	-	281	(92)	(25)	-	-	-	1,261	-
Investment property	10,458	(398)	-	155	(67)	-	-	-	156	10,304	(409)
Own use property	2,430	(46)	-	14	-	-	-	-	75	2,473	(46)
Other invested assets	33,585	1,071	44	3,153	(1,498)	(831)	-	-	729	36,253	687
Total invested assets	84,065	674	831	7,206	(4,416)	(2,070)	287	(713)	1,611	87,475	232
Derivatives, net	(2,166)	(330)	-	-	-	(96)	-	936	(50)	(1,706)	(128)
Segregated funds net assets	3,492	5	(71)	117	(230)	13	-	-	30	3,356	(78)
Total	$85,391	$349	$760	$7,323	$(4,646)	$(2,153)	$287	$223	$1,591	$89,125	$26
Note: For footnotes (1) to (3), refer to the “Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs
(Level 3)” table for the nine months ended September 30, 2025 above.
Transfers into Level 3 primarily result where a lack of observable market data (versus the previous period) arises. Transfers from Level 3 primarily result from observable market data becoming available for derivatives, or for the entire term structure of the private placements.
(c)Investment Income

For the	three months ended September 30,		nine months ended September 30,
	2025	2024	2025	2024
Interest income	$3,577	$3,429	$10,575	$10,290
Dividends, rental income and other income	1,081	935	3,202	2,335
Impairments (loss) / recovery, net	54	(36)	(114)	25
Other	(30)	159	(7)	349
Investment income	4,682	4,487	13,656	12,999

Debt securities	117	(589)	(442)	(1,803)
Public equities	2,906	1,527	4,426	3,824
Mortgages	5	(11)	30	(55)
Private placements	115	(420)	(43)	112
Real estate	(58)	(37)	(43)	(375)
Other invested assets	89	101	330	662
Derivatives	610	1,159	911	467
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	3,784	1,730	5,169	2,832
Investment expenses	(269)	(305)	(886)	(914)
Net investment income (loss)	$8,197	$5,912	$17,939	$14,917

Manulife Financial Corporation – Third Quarter 2025	88
(d)Remaining Term To Maturity
The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at September 30, 2025	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$25,832	$-	$-	$-	$-	$-	$25,832
Debt securities
Canadian government and agency	775	1,294	926	3,933	12,454	-	19,382
U.S. government and agency	209	794	2,016	3,116	23,373	-	29,508
Other government and agency	297	1,131	755	3,190	32,474	-	37,847
Corporate	7,880	15,666	16,092	35,002	52,761	-	127,401
Mortgage / asset-backed securities	96	197	275	427	1,346	-	2,341
Public equities	-	-	-	-	-	39,279	39,279
Mortgages	6,273	11,998	9,964	7,119	10,329	11,064	56,747
Private placements	1,429	6,296	4,634	11,118	27,767	34	51,278
Loans to Bank clients	46	9	3	-	-	2,492	2,550
Real estate
Own use property	-	-	-	-	-	2,655	2,655
Investment property	-	-	-	-	-	10,245	10,245
Other invested assets
Alternative long-duration assets	-	23	104	299	502	48,164	49,092
Various other	-	20	-	3,749	522	519	4,810
Total invested assets	$42,837	$37,428	$34,769	$67,953	$161,528	$114,452	$458,967

	Remaining term to maturity(1)
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$25,789	$-	$-	$-	$-	$-	$25,789
Debt securities
Canadian government and agency	543	2,282	678	3,339	12,885	-	19,727
U.S. government and agency	644	640	1,473	4,699	21,198	-	28,654
Other government and agency	372	1,208	1,056	3,566	29,268	-	35,470
Corporate	7,810	15,763	15,817	33,818	51,754	-	124,962
Mortgage / asset-backed securities	60	260	213	450	825	-	1,808
Public equities	-	-	-	-	-	33,725	33,725
Mortgages	4,741	11,944	10,478	7,617	9,876	9,791	54,447
Private placements	1,534	5,093	4,986	10,463	27,500	92	49,668
Loans to Bank clients	47	13	3	-	-	2,247	2,310
Real estate
Own use property	-	-	-	-	-	2,674	2,674
Investment property	-	-	-	-	-	10,589	10,589
Other invested assets
Alternative long-duration assets	67	-	85	276	524	46,911	47,863
Various other	-	20	-	3,623	657	511	4,811
Total invested assets	$41,607	$37,223	$34,789	$67,851	$154,487	$106,540	$442,497
(1)Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

Manulife Financial Corporation – Third Quarter 2025	89
Note 4    Derivative and Hedging Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes 1 and 4 of the Company’s 2024 Annual Consolidated Financial
Statements.
(a)Fair Value Of Derivatives
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		September 30, 2025			December 31, 2024
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$203,372	$2,591	$3,459	$206,181	$2,734	$3,533
	Foreign currency swaps	16,357	77	2,172	14,121	145	2,114
	Forward contracts	22,749	28	2,425	25,692	74	3,420
Cash flow hedges	Interest rate swaps	8,735	20	51	9,036	24	48
	Foreign currency swaps	650	-	214	650	-	216
	Forward contracts	-	-	-	-	-	-
	Equity contracts	323	-	1	324	6	-
Net investment hedges	Forward contracts	585	5	3	602	18	-
Total derivatives in qualifying hedge accounting relationships		252,771	2,721	8,325	256,606	3,001	9,331
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	109,964	2,446	2,720	110,114	2,188	2,906
	Interest rate futures	22,236	-	-	9,054	-	-
	Interest rate options	5,005	11	-	5,633	16	-
	Foreign currency swaps	35,305	2,625	510	33,924	1,854	272
	Currency rate futures	2,374	-	-	2,238	-	-
	Forward contracts	56,742	809	1,326	52,044	882	1,675
	Equity contracts	26,634	1,006	32	25,290	724	63
	Credit default swaps	118	2	-	114	2	-
	Equity futures	4,501	-	-	4,004	-	-
Total derivatives not designated in qualifying hedge accounting relationships		262,879	6,899	4,588	242,415	5,666	4,916
Total derivatives		$515,650	$9,620	$12,913	$499,021	$8,667	$14,247
The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7(f)).

As at September 30, 2025	Remaining term to maturity				Total
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$955	$899	$821	$6,945	$9,620
Derivative liabilities	1,957	1,717	684	8,555	12,913

	Remaining term to maturity				Total
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Derivative assets	$1,171	$578	$635	$6,283	$8,667
Derivative liabilities	2,320	2,304	1,244	8,379	14,247

Manulife Financial Corporation – Third Quarter 2025	90
Fair value and the fair value hierarchy of derivative instruments

As at September 30, 2025	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,416	$-	$5,221	$195
Foreign exchange contracts	3,196	-	3,196	-
Equity contracts	1,006	-	979	27
Credit default swaps	2	-	2	-
Total derivative assets	$9,620	$-	$9,398	$222
Derivative liabilities
Interest rate contracts	$9,187	$-	$6,521	$2,666
Foreign exchange contracts	3,693	-	3,690	3
Equity contracts	33	-	31	2
Total derivative liabilities	$12,913	$-	$10,242	$2,671

As at December 31, 2024	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,193	$-	$5,026	$167
Foreign exchange contracts	2,742	-	2,742	-
Equity contracts	730	-	730	-
Credit default swaps	2	-	2	-
Total derivative assets	$8,667	$-	$8,500	$167
Derivative liabilities
Interest rate contracts	$10,954	$-	$7,571	$3,383
Foreign exchange contracts	3,230	-	3,227	3
Equity contracts	63	-	47	16
Total derivative liabilities	$14,247	$-	$10,845	$3,402
Movement in net derivatives measured at fair value using significant non-market observable inputs (Level 3) is presented in note 3 (b).
(b)Embedded Derivatives
Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at
FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.
Certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial components contained in the reinsurance contracts do not contain significant insurance risk. Claims expenses and claims paid on the reinsurance assumed offset claims recovered under reinsured contracts. Reinsured contracts with guaranteed minimum income benefits had a fair value of $241 (December 31, 2024 –
$281).
The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contract. As at September 30, 2025, these embedded derivative liabilities had a fair value of $302 (December 31, 2024 – $265).
Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Manulife Financial Corporation – Third Quarter 2025	91
Note 5    Insurance and Reinsurance Contract Assets and Liabilities
(a)Movements In Carrying Amounts Of Insurance And Reinsurance Contracts
The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.
Insurance contracts – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for insurance acquisition cash flows for the nine months ended September 30, 2025 and for the year ended December 31, 2024, and insurance finance (income) expenses for the nine months ended September 30, 2025.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(490)	$144	$248	$-	$(98)
Opening GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	13,201	691	-	(817)	13,075
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	126,545
Net opening balance, January 1, 2025	473,962	22,995	26,765	(878)	522,844
Changes that relate to current services	(353)	(1,056)	(2,287)	-	(3,696)
Changes that relate to future services	(7,013)	1,664	5,623	-	274
Changes that relate to past services	78	(12)	-	-	66
Insurance service result	(7,288)	596	3,336	-	(3,356)
Insurance finance (income) expenses	20,229	1,174	316	-	21,719
Effects of movements in foreign exchange rates	(7,234)	(661)	(506)	-	(8,401)
Total changes in income and OCI	5,707	1,109	3,146	-	9,962
Total cash flows	7,722	-	-	-	7,722
Movements related to insurance acquisition cash flows	(4)	-	-	1	(3)
Change in PAA balance	266	94	-	211	571
Movements related to insurance contract liabilities for account of segregated fund holders	3,295	-	-	-	3,295
Net closing balance	490,948	24,198	29,911	(666)	544,391
Closing GMM and VFA insurance contract assets	(463)	88	187	-	(188)
Closing GMM and VFA insurance contract liabilities	348,104	23,325	29,724	(60)	401,093
Closing PAA insurance contract net liabilities	13,467	785	-	(606)	13,646
Closing insurance contract liabilities for account of segregated fund insurance holders	129,840	-	-	-	129,840
Net closing balance, September 30, 2025	$490,948	$24,198	$29,911	$(666)	$544,391

Insurance finance (income) expenses (“IFIE”)	For the nine months ended September 30, 2025
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$21,719
Insurance finance (income) expenses for products under PAA	541
Reclassification of derivative OCI to IFIE – cash flow hedges	(83)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	729
Total insurance finance (income) expenses from insurance contracts issued	22,906
Effect of movements in foreign exchange rates	(1,369)
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$21,537
Portion recognized in (income) expenses, including effects of foreign exchange rates	16,823
Portion recognized in OCI, including effects of foreign exchange rates	4,714
(1)The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – Third Quarter 2025	92

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(416)	$141	$131	$-	$(144)
Opening GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Opening PAA insurance contract net liabilities	12,712	626	-	(761)	12,577
Opening insurance contract liabilities for account of segregated fund holders	114,143	-	-	-	114,143
Net opening balance, January 1, 2024	437,246	23,464	22,104	(820)	481,994
Changes that relate to current services	(532)	(1,430)	(2,697)	-	(4,659)
Changes that relate to future services	(3,732)	(907)	5,520	-	881
Changes that relate to past services	(8)	(4)	-	-	(12)
Insurance service result	(4,272)	(2,341)	2,823	-	(3,790)
Insurance finance (income) expenses	2,317	(59)	354	-	2,612
Effects of movements in foreign exchange rates	21,946	1,866	1,484	-	25,296
Total changes in income and OCI	19,991	(534)	4,661	-	24,118
Total cash flows	3,840	-	-	-	3,840
Movements related to insurance acquisition cash flows	(6)	-	-	(2)	(8)
Change in PAA balance	489	65	-	(56)	498
Movements related to insurance contract liabilities for account of segregated fund holders	12,402	-	-	-	12,402
Net closing balance	473,962	22,995	26,765	(878)	522,844
Closing GMM and VFA insurance contract assets	(490)	144	248	-	(98)
Closing GMM and VFA insurance contract liabilities	334,706	22,160	26,517	(61)	383,322
Closing PAA insurance contract net liabilities	13,201	691	-	(817)	13,075
Closing insurance contract liabilities for account of segregated fund insurance holders	126,545	-	-	-	126,545
Net closing balance, December 31, 2024	$473,962	$22,995	$26,765	$(878)	$522,844
Reinsurance contracts held – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the nine months ended September 30, 2025 and for the year ended December 31, 2024.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Opening reinsurance contract held assets	$50,275	$5,442	$3,008	$58,725
Opening reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Opening PAA reinsurance contract net assets	249	14	-	263
Net opening balance, January 1, 2025	47,216	5,789	3,341	56,346
Changes that relate to current services	(389)	(388)	(318)	(1,095)
Changes that relate to future services	(1,173)	720	579	126
Changes that relate to past services	27	-	-	27
Insurance service result	(1,535)	332	261	(942)
Insurance finance (income) expenses from reinsurance contracts	2,228	453	93	2,774
Effects of changes in non-performance risk of reinsurers	12	-	-	12
Effects of movements in foreign exchange rates	(1,758)	(166)	(67)	(1,991)
Total changes in income and OCI	(1,053)	619	287	(147)
Total cash flows	3,371	-	-	3,371
Change in PAA balance	(16)	-	-	(16)
Net closing balance	49,518	6,408	3,628	59,554
Closing reinsurance contract held assets	53,169	6,043	3,213	62,425
Closing reinsurance contract held liabilities	(3,884)	351	415	(3,118)
Closing PAA reinsurance contract net assets	233	14	-	247
Net closing balance, September 30, 2025	$49,518	$6,408	$3,628	$59,554

Manulife Financial Corporation – Third Quarter 2025	93

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$38,156	$3,685	$514	$42,355
Opening reinsurance contract held liabilities	(4,384)	1,305	289	(2,790)
Opening PAA reinsurance contract net assets	239	16	-	255
Net opening balance, January 1, 2024	34,011	5,006	803	39,820
Changes that relate to current services	(265)	(536)	(321)	(1,122)
Changes that relate to future services	(3,232)	972	2,631	371
Changes that relate to past services	11	-	-	11
Insurance service result	(3,486)	436	2,310	(740)
Insurance finance (income) expenses from reinsurance contracts	(1,858)	(62)	78	(1,842)
Effects of changes in non-performance risk of reinsurers	(58)	-	-	(58)
Effects of movements in foreign exchange rates	4,069	411	150	4,630
Total changes in income and OCI	(1,333)	785	2,538	1,990
Total cash flows	14,528	-	-	14,528
Change in PAA balance	10	(2)	-	8
Net closing balance	47,216	5,789	3,341	56,346
Closing reinsurance contract held assets	50,275	5,442	3,008	58,725
Closing reinsurance contract held liabilities	(3,308)	333	333	(2,642)
Closing PAA reinsurance contract net assets	249	14	-	263
Net closing balance, December 31, 2024	$47,216	$5,789	$3,341	$56,346
(b)Effect Of New Business Recognized In The Period
The following table presents components of new business for insurance contracts issued for the periods presented.

	For the nine months ended September 30, 2025		For the year ended December 31, 2024
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$32,826	$1,036	$35,333	$2,170
Insurance acquisition cash flows	5,974	200	6,426	398
Claims and other insurance service expenses payable	26,852	836	28,907	1,772
Estimates of present value of cash inflows	(36,760)	(1,020)	(39,381)	(2,165)
Risk adjustment for non-financial risk	757	52	853	99
Contractual service margin	3,177	-	3,195	-
Amount included in insurance contract liabilities for the period	$-	$68	$-	$104
The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the nine months ended September 30, 2025	For the year ended December 31, 2024
New business reinsurance contracts
Estimates of present value of cash outflows	$(8,230)	$(20,816)
Estimates of present value of cash inflows	7,243	18,990
Risk adjustment for non-financial risk	737	1,261
Contractual service margin	292	622
Amount included in reinsurance assets for the period	$42	$57

Manulife Financial Corporation – Third Quarter 2025	94
(c)Insurance Revenue
The following table shows the components of insurance revenue in the Consolidated Statements of Income. Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses

	three months ended September 30,		nine months ended September 30,
For the	2025	2024	2025	2024
Expected incurred claims and other insurance service result	$3,867	$3,611	$11,344	$10,673
Change in risk adjustment for non-financial risk expired	334	341	1,043	1,073
CSM recognized for services provided	819	696	2,287	1,978
Recovery of insurance acquisition cash flows	497	381	1,357	973
Contracts under PAA	1,905	1,717	5,443	5,061
Total insurance revenue	$7,422	$6,746	$21,474	$19,758
(d)Significant Judgements And Estimates
Discount rates
The following tables present the spot rates used for discounting liability cash flows.

					September 30, 2025
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	2.90%	3.62%	4.74%	5.22%	5.88%	4.40%
		Somewhat liquid(1)	30	70	2.88%	3.59%	4.66%	5.24%	5.77%	4.40%
U.S.	USD	Illiquid	30	70	3.88%	4.38%	5.62%	6.30%	6.19%	5.15%
		Somewhat liquid(1)	30	70	3.97%	4.42%	5.52%	6.31%	6.19%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.02%	1.60%	2.17%	3.20%	4.04%	1.60%
Hong Kong	HKD	Illiquid	15	55	2.76%	3.35%	4.49%	4.27%	3.97%	3.70%

					December 31, 2024
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.46%	3.93%	4.86%	5.00%	5.32%	4.40%
		Somewhat liquid(1)	30	70	3.44%	3.89%	4.76%	4.98%	5.21%	4.40%
U.S.	USD	Illiquid	30	70	4.48%	5.05%	6.01%	6.33%	6.15%	5.15%
		Somewhat liquid(1)	30	70	4.56%	5.09%	5.91%	6.33%	6.14%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	0.82%	1.17%	1.55%	2.33%	2.97%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.73%	4.36%	5.23%	4.70%	4.17%	3.70%
(1)Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.
(e)Actuarial Methods and Assumptions
The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.
2025 Review of Actuarial Methods and Assumptions
The completion of the 2025 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $605, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $244 ($216 post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 ($67 post-tax), an increase in CSM of $1,080, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 ($73 post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $91 ($70 post-tax).
1  The mortality rate of LTC policyholders who are currently not on claim.

Manulife Financial Corporation – Third Quarter 2025	95
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2025	Total
Hong Kong health insurance product reserving approach	$(463)
Methodology and other updates	(207)
Lapse and policyholder behaviour updates	181
Long-term care triennial review	(77)
Mortality and morbidity updates	(39)
Impact of changes in actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(605)
(1)Excludes the portion related to non-controlling interests of $116. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(489).
Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2025	Total
Portion recognized in pre-tax net income (loss) attributed to:
Participating policyholders	$(88)
Shareholders	(244)
(332)

Portion increasing (decreasing) CSM	1,080

Portion recognized in pre-tax OCI attributed to:
Participating policyholders	(91)
Shareholders	(52)
(143)
Impact of changes in actuarial methods and assumptions, pre-tax	$605
(1)Excludes the portion related to non-controlling interests of $(116). The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $489.
Hong Kong health insurance product reserving approach
An update to the pricing philosophy on certain health insurance products in Hong Kong led to a change in the IFRS 17 measurement model from the Premium Allocation Approach to the General Measurement Model, which requires all future cash flows to be included in the fulfilment cash flows, amounting to a decrease in pre-tax fulfilment cash flows of $463.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $207.
The decrease was mainly driven by annual yield and parameter updates to the Company’s valuation models for participating products in Asia and Canada. This was partially offset by various other valuation models updates in the U.S. to non-
participating products that netted to a residual increase in fulfilment cash flows.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $181.
The increase was mainly driven by the review of lapse assumptions in Singapore as well as other smaller updates. The
Singapore update reflected higher lapse experience on the Company’s index-linked and universal life products. This was partially offset by the impact of the lapse review on term insurance products in Canada.
Long-term care triennial review
U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The impact of the LTC review was a decrease in pre-tax fulfilment cash flows of $77.
The overall experience study led to a $1.9 billion (US$1.4 billion) increase in pre-tax fulfilment cash flows for claim costs following a review of morbidity, mortality and lapse assumptions. This was mainly driven by higher utilization of benefits due to the impact of higher inflation in the cost-of-care, and also reflects the benefit of in-force management initiatives related to fraud, waste and abuse programs. The impact from utilization was partially offset by updates to reflect higher terminations. The impacts of updating incidence, active life mortality1, lapse and other refinements were all relatively small.
The review of assumed future premium increases resulted in a $1.5 billion (US$1.1 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future net premium increases that are due to the outstanding amounts from prior state filings as well as to the Company’s 2025 review of morbidity, mortality, and lapse assumptions. Since the last triennial review in 2022, the Company has received actual premium increase approvals of $3.2 billion pre-tax (US$2.3 billion pre-tax) on a present value basis. This exceeds the amount of premium increases the Company assumed in the pre-tax fulfilment cash flows by
1  Actual experience obtaining premium increases could be materially different than what the Company has assumed, resulting in further increases or decreases in pre-tax fulfilment cash flows, which could be material.

Manulife Financial Corporation – Third Quarter 2025	96
$0.5 billion (US$0.3 billion) at that time, and demonstrates the Company’s continued strong track record of securing premium rate increases.1
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $39.
The decrease was mainly driven by a morbidity study of group long-term disability benefits in Canada related to claim termination, partially offset by other items that netted to a modest residual increase in fulfilment cash flows.
2024 Review of Actuarial Methods and Assumptions
The completion of the 2024 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $174, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $250 ($199 post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 ($21 post-tax), a decrease in CSM of $421, an increase in pre-tax other comprehensive income attributed to shareholders of $771 ($632 post-tax), and an increase in pre-tax other comprehensive income attributed to participating policyholders of $45 ($32 post-tax).
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2024	Total
Lapse and policyholder behaviour updates	$620
Reinsurance contract and other risk adjustment review	427
Expense updates	(406)
Financial related updates	(386)
Mortality and morbidity updates	(273)
Methodology and other updates	(156)
Impact of changes in actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(174)
(1)Excludes the portion related to non-controlling interests of $(215). The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(389).
Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2024	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$29
Shareholders	(250)
(221)

Portion increasing (decreasing) CSM	(421)

Portion recognized in OCI attributed to:
Participating policyholders	45
Shareholders	771
816
Impact of changes in actuarial methods and assumptions, pre-tax	$174
(1)Excludes the portion related to non-controlling interests of $215. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $389.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $620.
The increase was primarily driven by a detailed review of the lapse assumptions for the Company’s non-participating products in its U.S. life insurance business and its International High Net Worth business in Asia segment. For U.S. protection products, lapse rates declined during the COVID-19 pandemic and continue to remain low, while for U.S. indexed universal life, U.S.
bank-owned life insurance, and Asia’s International High Net Worth business, lapse rates increased due to the impact of higher short-term interest rates. The Company updated its lapse assumptions to reflect these experience trends. The ultimate lapse rates for products with no-lapse guarantees were not changed.
Reinsurance contract and other risk adjustment review
The review of the Company’s reinsurance contracts and risk adjustment, excluding changes that were a direct result of other assumption updates, resulted in an increase in pre-tax fulfilment cash flows of $427.

Manulife Financial Corporation – Third Quarter 2025	97
The increase was driven by updates to the Company’s reinsurance contract fulfilment cash flows to reflect current reinsurance market conditions and the resulting expected cost on older U.S. mortality reinsurance, partially offset by updates to the
Company’s risk adjustment methodology in North America related to non-financial risk.
The Company’s overall risk adjustment continues to be within the 90 – 95% confidence level.
Expense updates
Expense updates resulted in a decrease in pre-tax fulfilment cash flows of $406.
The decrease was driven by a detailed review of the Company’s global expenses, including investment expenses. The
Company aligned them with its current cost structure and included the impact of changes in classification of certain expenses from directly attributable to non-directly attributable.
Financial related updates
Financial related updates resulted in a decrease in pre-tax fulfilment cash flows of $386.
The decrease was driven by a review of the discount rates used in the valuation of the Company’s non-participating business, which included increases to ultimate risk-free rates in the U.S. to align with historical averages, as well as updates to parameters used to determine illiquidity premiums. This was partially offset by refinements to crediting rate projections on certain U.S. universal life products.
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $273.
The decrease was driven by morbidity updates to health insurance products in Hong Kong to reflect lower hospital claims on certain business that the Company accounts for under the general measurement model, partially offset by updates to mortality and morbidity assumptions on critical illness products in Hong Kong to reflect emerging experience.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $156.
The decrease was driven by the impact of annual updates to the Company’s valuation models for participating products in Asia and Canada reflecting higher interest rates during the year, partially offset by various other smaller items that netted to an increase in fulfilment cash flows.
(f)Reinsurance Transactions
Agreement with Reinsurance Group of America
On November 20, 2024, the Company announced it entered into an agreement with Reinsurance Group of America,
Incorporated (“RGA”) to reinsure policies from the U.S. LTC and U.S. structured settlement legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as a 75% quota share for both the LTC and structured settlements blocks.
The transaction closed on January 2, 2025, with an effective date of January 1, 2025, with the Company transferring invested assets of $5.4 billion and reinsuring insurance contract liabilities of $5.2 billion. The Company recognized a reinsurance contractual service margin of $201.
Agreement with RGA Life Reinsurance Company of Canada
On March 25, 2024, the Company announced it entered into an agreement with RGA Life Reinsurance Company of Canada
(“RGA Canada”) to reinsure policies from its Canadian universal life block. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance with a 100% quota share.
The transaction closed on April 2, 2024, with the Company transferring invested assets measured at FVOCI of $5.5 billion and reinsuring insurance contract liabilities of $5.4 billion. The Company recognized a reinsurance contractual service margin of
$213.
Agreement with Global Atlantic Financial Group
On December 11, 2023, the Company announced it entered into agreements with Global Atlantic Financial Group Ltd. (“GA”)
to reinsure policies from the U.S. long-term care (“LTC”), U.S. structured settlements, and Japan whole life legacy blocks.
Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance of an 80% quota share for the LTC block and 100%
quota shares for the other blocks.
The transaction closed on February 22, 2024, with the Company transferring invested assets measured at FVOCI of $13.4 billion and reinsuring insurance and investment contract net liabilities of $13.2 billion. The Company recognized a reinsurance contractual service margin of $308 and financial assets of $134.

Manulife Financial Corporation – Third Quarter 2025	98
Note 6    Investment Contract Assets and Liabilities
(a)Carrying Value And Fair Value Of Investment Contract Assets And Liabilities
Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk.
Those contracts are subsequently measured either at fair value or at amortized cost.
The following table presents the gross carrying and fair values of investment contract liabilities, the carrying and fair values of reinsurance financial assets and the net carrying value and fair values of investment contract liabilities for the periods presented.

As at	September 30, 2025			December 31, 2024
	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net
Investment contract liabilities, measured at fair value
Fair value	$914	$642	$272	$808	$669	$139
Investment contract liabilities, measured at amortized cost
Carrying value	13,416	965	12,451	12,690	1,052	11,638
Fair value	13,713	921	12,792	12,795	978	11,817
(b)Fair Value Measurement
The fair value of investment contract assets and liabilities was determined using Level 2 valuation techniques (December 31,
2024 – Level 2).
Note 7    Risk Management
The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 8 of the Company’s 2024 Annual Consolidated Financial Statements.
(a)Risk Disclosures Included in the Third Quarter 2025 MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted components in the
“Risk Management and Risk Factors Update” section of the Third Quarter 2025 MD&A. These disclosures are in accordance with IFRS 7, IFRS 17 “Insurance Contracts” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim
Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.
(b)Credit Risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations.
Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.
The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.
The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.
Credit risk associated with derivative counterparties is discussed in note 7(e).

Manulife Financial Corporation – Third Quarter 2025	99
(I)Credit quality
The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with expected credit loss
(“ECL”) allowances, plus ECL allowances for loan commitments.

As at September 30, 2025	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$205,249	$1,259	$-	$206,508
Non-investment grade	4,225	507	-	4,732
Total carrying value	209,474	1,766	-	211,240
Allowance for credit losses	235	47	-	282
Debt securities, measured at amortized cost
Investment grade	1,153	-	-	1,153
Non-investment grade	-	-	-	-
Total	1,153	-	-	1,153
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,152	-	-	1,152
Private placements, measured at FVOCI
Investment grade	43,226	607	-	43,833
Non-investment grade	5,321	946	239	6,506
Total carrying value	48,547	1,553	239	50,339
Allowance for credit losses	137	87	194	418
Commercial mortgages, measured at FVOCI
AAA	253	-	-	253
AA	7,622	-	-	7,622
A	13,854	-	-	13,854
BBB	5,565	737	-	6,302
BB	60	617	-	677
B and lower	-	20	113	133
Total carrying value	27,354	1,374	113	28,841
Allowance for credit losses	47	39	61	147
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	206	-	-	206
BBB	-	-	-	-
BB	-	-	-	-
B and lower	172	8	1	181
Total	378	8	1	387
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	377	8	1	386
Residential mortgages, measured at amortized cost
Performing	24,578	1,576	-	26,154
Non-performing	-	-	47	47
Total	24,578	1,576	47	26,201
Allowance for credit losses	4	2	1	7
Total carrying value, net of allowance	24,574	1,574	46	26,194
Loans to Bank clients, measured at amortized cost
Performing	2,438	110	-	2,548
Non-performing	-	-	5	5
Total	2,438	110	5	2,553
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,437	109	4	2,550
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	381	-	-	381
Total carrying value	381	-	-	381
Allowance for credit losses	22	-	-	22
Other invested assets, measured at amortized cost
Investment grade	4,292	-	-	4,292
Non-investment grade	-	-	-	-
Total	4,292	-	-	4,292
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,291	-	-	4,291
Loan commitments
Allowance for credit losses	13	1	1	15
Total carrying value, net of allowance	$318,587	$6,384	$403	$325,374

Manulife Financial Corporation – Third Quarter 2025	100

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$197,840	$1,338	$-	$199,178
Non-investment grade	5,625	363	-	5,988
Total carrying value	203,465	1,701	-	205,166
Allowance for credit losses	228	42	-	270
Debt securities, measured at amortized cost
Investment grade	1,496	-	-	1,496
Non-investment grade	-	-	-	-
Total	1,496	-	-	1,496
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,495	-	-	1,495
Private placements, measured at FVOCI
Investment grade	41,796	721	-	42,517
Non-investment grade	5,004	1,133	148	6,285
Total carrying value	46,800	1,854	148	48,802
Allowance for credit losses	126	127	123	376
Commercial mortgages, measured at FVOCI
AAA	205	-	-	205
AA	7,234	-	-	7,234
A	14,035	-	-	14,035
BBB	5,679	873	-	6,552
BB	11	663	-	674
B and lower	-	21	71	92
Total carrying value	27,164	1,557	71	28,792
Allowance for credit losses	41	39	55	135
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	225	15	-	240
BBB	-	-	-	-
BB	-	-	-	-
B and lower	112	5	5	122
Total	337	20	5	362
Allowance for credit losses	1	1	-	2
Total carrying value, net of allowance	336	19	5	360
Residential mortgages, measured at amortized cost
Performing	22,870	1,151	-	24,021
Non-performing	-	-	41	41
Total	22,870	1,151	41	24,062
Allowance for credit losses	3	2	1	6
Total carrying value, net of allowance	22,867	1,149	40	24,056
Loans to Bank clients, measured at amortized cost
Performing	2,265	38	-	2,303
Non-performing	-	-	10	10
Total	2,265	38	10	2,313
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,264	37	9	2,310
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	389	-	-	389
Total carrying value	389	-	-	389
Allowance for credit losses	22	-	-	22
Other invested assets, measured at amortized cost
Investment grade	4,302	-	-	4,302
Non-investment grade	-	-	-	-
Total	4,302	-	-	4,302
Allowance for credit losses	2	-	-	2
Total carrying value, net of allowance	4,300	-	-	4,300
Loan commitments
Allowance for credit losses	9	1	1	11
Total carrying value, net of allowance	$309,080	$6,317	$273	$315,670

Manulife Financial Corporation – Third Quarter 2025	101
(II)Allowance for credit losses
The following tables provide the movement in the allowance for ECL by stage for the nine months ended September 30, 2025 and for the year ended December 31, 2024.

As at September 30, 2025	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2025	$434	$213	$181	$828
Net re-measurement due to transfers	-	(27)	27	-
Transfer to stage 1	5	(5)	-	-
Transfer to stage 2	(5)	5	-	-
Transfer to stage 3	-	(27)	27	-
Net originations, purchases, disposals and repayments	47	(10)	(32)	5
Changes to risk, parameters, and models	(10)	1	76	67
Foreign exchange and other adjustments	(9)	-	6	(3)
Balance, end of the period	$462	$177	$258	$897

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$483	$209	$237	$929
Net re-measurement due to transfers	4	(22)	18	-
Transfer to stage 1	12	(12)	-	-
Transfer to stage 2	(7)	7	-	-
Transfer to stage 3	(1)	(17)	18	-
Net originations, purchases, disposals and repayments	36	(8)	(159)	(131)
Changes to risk, parameters, and models	(107)	21	81	(5)
Foreign exchange and other adjustments	18	13	4	35
Balance, end of the year	$434	$213	$181	$828
(III)Significant judgements and estimates
The following table shows certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

	Current quarter	Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at September 30, 2025		Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,016	0.3%	1.9%	2.3%	1.8%	(5.1)%	2.3%	(8.7)%	2.4%
Unemployment rate	7.2%	7.3%	6.3%	6.8%	5.8%	9.1%	8.4%	10.0%	10.3%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	64.0	64.0	65.0	68.0	67.0	49.0	59.0	41.0	54.0
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,757	1.4%	2.3%	3.4%	2.4%	(2.2)%	2.7%	(4.2)%	2.6%
Unemployment rate	4.4%	4.5%	4.3%	3.8%	3.7%	7.2%	6.1%	7.7%	8.2%
7-10 Year BBB U.S. Corporate Index	5.4%	5.8%	6.0%	5.6%	6.0%	6.8%	5.8%	7.6%	5.8%
Japan
Gross Domestic Product (GDP), in JPY billions	¥561,072	0.3%	0.8%	2.3%	1.0%	(4.0)%	1.1%	(7.3)%	1.7%
Unemployment rate	2.5%	2.5%	2.2%	2.4%	2.1%	3.0%	3.0%	3.1%	3.5%
Hong Kong
Unemployment rate	3.6%	3.3%	3.1%	2.9%	2.8%	4.4%	4.0%	4.8%	4.7%
Hang Seng Index	23,628	1.6%	2.7%	12.1%	2.4%	(23.8)%	8.5%	(40.2)%	12.0%
China
Gross Domestic Product (GDP), in CNY billions	¥117,508	4.6%	4.2%	7.0%	4.4%	(2.4)%	4.6%	(5.2)%	3.9%
FTSE Xinhua A200 Index	9,900	2.8%	3.4%	17.6%	1.5%	(28.6)%	10.2%	(38.3)%	12.0%

Manulife Financial Corporation – Third Quarter 2025	102
(IV)Sensitivity to changes in economic assumptions
The following table shows the actual probability-weighted ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate baseline scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the baseline scenario.

As at	September 30, 2025	December 31, 2024
Probability-weighted ECL allowance	$897	$828
Baseline ECL allowance	$664	$629
Difference – in amount	$233	$199
Difference – in percentage	25.98%	24.03%
(c)Securities Lending, Repurchase And Reverse Repurchase Transactions
As at September 30, 2025, the Company had loaned securities (which are included in invested assets) with a market value of
$1,715 (December 31, 2024 – $1,021). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at September 30, 2025, the Company had engaged in reverse repurchase transactions of $2,333 (December 31, 2024 –
$1,594) which are recorded as receivables. In addition, the Company had outstanding repurchase transactions of $324 as at
September 30, 2025 (December 31, 2024 – $668) which are recorded as payables.
(d)Credit Default Swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.
The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2025	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	2
A	71	1	2
BBB	24	-	2
Total single name CDS	$118	$2	2
Total CDS protection sold	$118	$2	2

As at December 31, 2024	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	3
A	68	1	3
BBB	23	-	2
Total single name CDS	$114	$2	3
Total CDS protection sold	$114	$2	3
(1)Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
(2)The weighted average maturity of the CDS is weighted based on notional amounts.
(3)Ratings are based on S&P where available followed by Moody’s, Morningstar DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)The Company held $nil purchased credit protection as at September 30, 2025 (December 31, 2024 – $nil).
(e)Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

Manulife Financial Corporation – Third Quarter 2025	103
All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at
September 30, 2025, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 28 per cent (December 31, 2024 – 30 per cent). As at September 30, 2025, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,211 (December 31, 2024 –
$1,319). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2024 – $nil).
(f)Offsetting Financial Assets And Financial Liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.
In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.
The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

As at September 30, 2025	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,959	$(6,200)	$(3,356)	$403	$403
Securities lending	1,715	-	(1,709)	6	-
Reverse repurchase agreements	2,333	(185)	(2,147)	1	-
Total financial assets	$14,007	$(6,385)	$(7,212)	$410	$403
Financial liabilities
Derivative liabilities	(13,549)	6,200	7,258	(91)	(14)
Repurchase agreements	(324)	185	138	(1)	-
Total financial liabilities	$(13,873)	$6,385	$7,396	$(92)	$(14)

As at December 31, 2024	Gross amounts of financial instruments(1)	Related amounts not set off in the Consolidated Statements of Financial Position		Net amounts including financing entity(3)	Net amounts excluding financing entity
		Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)
Financial assets
Derivative assets	$9,048	$(6,633)	$(1,986)	$429	$429
Securities lending	1,021	-	(1,021)	-	-
Reverse repurchase agreements	1,594	(569)	(1,025)	-	-
Total financial assets	$11,663	$(7,202)	$(4,032)	$429	$429
Financial liabilities
Derivative liabilities	$(15,026)	$6,633	$8,305	$(88)	$(15)
Repurchase agreements	(668)	569	99	-	-
Total financial liabilities	$(15,694)	$7,202	$8,404	$(88)	$(15)
(1)Financial assets and liabilities include accrued interest of $348 and $638, respectively (December 31, 2024 – $388 and $779, respectively).
(2)Financial and cash collateral exclude over-collateralization. As at September 30, 2025, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $363, $1,883, $53 and $nil, respectively (December 31, 2024 – $641, $2,472, $35 and $nil, respectively). As at September 30, 2025, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange-traded contracts or cleared contracts.
(3)Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

Manulife Financial Corporation – Third Quarter 2025	104
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.
A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at September 30, 2025	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,371	$(1,371)	$-
Variable surplus note	(1,371)	1,371	-

As at December 31, 2024	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,392	$(1,392)	$-
Variable surplus note	(1,392)	1,392	-
Note 8    Long-Term Debt
(a)Carrying Value Of Long-term Debt Instruments

				As at
	Issue date	Maturity date	Par value	September 30, 2025	December 31, 2024
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,607	$1,659
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,032	1,067
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,039	1,074
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	278	287
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	694	717
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	376	388
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,391	1,437
Total				$6,417	$6,629
(1)These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.
(b)Fair Value Measurement
The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at
September 30, 2025, the fair value of long-term debt was $5,714 (December 31, 2024 – $5,741). The fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2024 – Level 2).

Manulife Financial Corporation – Third Quarter 2025	105
Note 9    Capital Instruments
(a)Carrying Value Of Capital Instruments

					As at
	Issue date	Earliest par redemption date	Maturity date	Par value	September 30, 2025	December 31, 2024
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	$648	$648
3.983% MFC Subordinated debentures	May 23, 2025	May 23, 2030	May 23, 2035	$500	497	-
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	997	997
4.064%MFC Subordinated debentures	December 6, 2024	December 6, 2029	December 6, 2034	$1,000	996	995
4.275% MFC Subordinated notes(2)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	537	524
5.054% MFC Subordinated debentures	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,096	1,095
5.409% MFC Subordinated debentures	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,197	1,196
4.061% MFC Subordinated notes(1),(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,043	1,077
2.237% MFC Subordinated debentures(4)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	-	1,000
Total					$7,011	$7,532
(1)Capital instruments with interest rates resetting in the future that reference the Canadian Dollar Offered Rate (“CDOR”) and the U.S. Dollar Mid-Swap rate
(based on London Interbank Offered Rate (LIBOR)) amount to $997 and $1,043, respectively (2024 – $1,997 and $1,077, respectively). Future rate resets for these capital instruments may rely on alternative reference rates such as CORRA, the alternative rate for CDOR, and the Secured Overnight Financing Rate
(SOFR) the alternative rate for USD LIBOR. As at September 30, 2025, the interest rate benchmark reform has not resulted in material changes in the
Company’s risk management strategy.
(2)Designated as a hedge of the Company’s net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.
(3)Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(4)The 2.237% MFC Subordinated debentures were redeemed at par on May 12, 2025.
(b)Fair Value Measurement
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at
September 30, 2025, the fair value of capital instruments was $7,163 (December 31, 2024 – $7,575). The fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2024 – Level 2).

Manulife Financial Corporation – Third Quarter 2025	106
Note 10    Equity Capital and Earnings Per Share
(a)Preferred Shares And Other Equity Instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at September
30, 2025 and December 31, 2024.

	Issue date	Annual dividend / distribution rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4) as at
						September 30, 2025	December 31, 2024
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.650%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.500%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	5.542%	December 19, 2029	14	350	343	343
Series 19(5),(6),(8)	December 3, 2014	5.169%	March 19, 2030	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(10)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total					$6,750	$6,660	$6,660
(1)Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.
(2)Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption dates or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19,
2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval.
(3)Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 to and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 to and including March 19, commencing in
2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.
(4)Net of after-tax issuance costs.
(5)On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.
(6)On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.
(7)The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 19 on March 19, 2025, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.169%, for a five-year period commencing on March 20, 2025.
(9)Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28 and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.
(10)The LRCN Series 1 pay a distribution at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN
Series 2 pay a distribution at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March
19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 pay a distribution at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.
(b)Common Shares
As at September 30, 2025, there were 10 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2024 – 12 million).

Manulife Financial Corporation – Third Quarter 2025	107
The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Balance, beginning of period	1,729	1,806
Repurchased for cancellation	(41)	(83)
Issued on exercise of stock options and deferred share units	2	6
Balance, end of period	1,690	1,729
Normal course issuer bid
On February 19, 2025, the Company received approval from the Toronto Stock Exchange to launch a normal course issuer bid
(“NCIB”), permitting the purchase for cancellation of up to 51.5 million common shares, representing approximately 3.0% of common shares outstanding. Purchases under the NCIB commenced on February 24, 2025 and may continue until February
23, 2026, when the NCIB expires, or such earlier date as the Company completes its purchases.
During the nine months ended September 30, 2025, the Company purchased for cancellation 40.7 million shares (2024 – 51 million shares) for $1,741 (pre-tax), including 35 million shares for $1,493 under the current NCIB, and 5.7 million shares for
$248 under the previous NCIB, and incurred $32 tax on net repurchases of equity (2024 – $1,807 under NCIB and $34 tax). Of this, $487 was recorded in Common shares and $1,286 was recorded in Shareholders and other equity holders’ retained earnings in the Consolidated Statements of Changes in Equity (2024 – $607 and $1,234, respectively).
(c)Earnings Per Share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the	three months ended September 30,		nine months ended September 30,
	2025	2024	2025	2024
Weighted average number of common shares (in millions)	1,696	1,774	1,710	1,790
Dilutive stock-based awards(1) (in millions)	5	6	5	6
Weighted average number of diluted common shares (in millions)	1,701	1,780	1,715	1,796
(1)The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.
Note 11    Revenue from Service Contracts
The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees related to services provided typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Asset-based fees vary with asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the
Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily.
Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants.
The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

Manulife Financial Corporation – Third Quarter 2025	108
The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14.

For the three months ended September 30, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$975	$(105)	$870
Transaction processing, administration, and service fees	814	75	889
Distribution fees and other	232	57	289
Total included in other revenue	2,021	27	2,048
Revenue from non-service lines	3	94	97
Total other revenue	$2,024	$121	$2,145
Real estate management services included in net investment income	$-	$74	$74

For the three months ended September 30, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$900	$(105)	$795
Transaction processing, administration, and service fees	738	76	814
Distribution fees and other	228	19	247
Total included in other revenue	1,866	(10)	1,856
Revenue from non-service lines	9	63	72
Total other revenue	$1,875	$53	$1,928
Real estate management services included in net investment income	$-	$72	$72

For the nine months ended September 30, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$2,863	$(320)	$2,543
Transaction processing, administration, and service fees	2,359	220	2,579
Distribution fees and other	668	49	717
Total included in other revenue	5,890	(51)	5,839
Revenue from non-service lines	11	132	143
Total other revenue	$5,901	$81	$5,982
Real estate management services included in net investment income	$-	$207	$207

For the nine months ended September 30, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$2,625	$(347)	$2,278
Transaction processing, administration, and service fees	2,131	225	2,356
Distribution fees and other	672	43	715
Total included in other revenue	5,428	(79)	5,349
Revenue from non-service lines	6	230	236
Total other revenue	$5,434	$151	$5,585
Real estate management services included in net investment income	$-	$224	$224

Manulife Financial Corporation – Third Quarter 2025	109
Note 12    Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following tables present information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada.

For the three months ended September 30,	Pension plans		Retiree welfare plans
	2025	2024	2025	2024
Defined benefit current service cost(1)	$11	$11	$-	$-
Defined benefit administrative expenses	2	2	-	-
Service cost	13	13	-	-
Interest on net defined benefit (asset) liability	(1)	1	(2)	(1)
Defined benefit cost	12	14	(2)	(1)
Defined contribution cost	24	24	-	-
Net benefit cost reported in income	$36	$38	$(2)	$(1)
Actuarial (gain) loss on economic assumption changes	$26	$100	$5	$16
Investment (gain) loss (excluding interest income)	(70)	(84)	(10)	(9)
Change in effect of asset limit	3	2	-	-
Re-measurement (gain) loss recorded in OCI, net of tax	$(41)	$18	$(5)	$7
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

For the nine months ended September 30,	Pension plans		Retiree welfare plans
	2025	2024	2025	2024
Defined benefit current service cost(1)	$34	$33	$-	$-
Defined benefit administrative expenses	7	7	1	1
Service cost	41	40	1	1
Interest on net defined benefit (asset) liability	(1)	3	(6)	(3)
Defined benefit cost	40	43	(5)	(2)
Defined contribution cost	78	76	-	-
Net benefit cost reported in income	$118	$119	$(5)	$(2)
Actuarial (gain) loss on economic assumption changes	$27	$17	$8	$2
Investment (gain) loss (excluding interest income)	(26)	(70)	(9)	(9)
Change in effect of asset limit	3	5	-	-
Re-measurement (gain) loss recorded in OCI, net of tax	$4	$(48)	$(1)	$(7)
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.
Note 13    Commitments and Contingencies
(a)Legal Proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the
Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the
Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the
United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York
as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the
Company impermissibly failed to decrease the cost of insurance rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.
(b)Guarantees
(I)Guarantee regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by
MFLP, a wholly owned unconsolidated financing entity.

Manulife Financial Corporation – Third Quarter 2025	110
The following tables present certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended September 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,221	$-	$1,221	$-
Total investment result	281	1,152	(564)	869	12
Other revenue	9	2,146	(10)	2,145	5
Net income (loss) attributed to shareholders and other equity holders	1,799	1,612	(1,612)	1,799	6

For the three months ended September 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,297	$-	$1,297	$-
Total investment result	370	1,434	(703)	1,101	12
Other revenue	(22)	1,951	(1)	1,928	(3)
Net income (loss) attributed to shareholders and other equity holders	1,839	1,593	(1,593)	1,839	(2)

For the nine months ended September 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$3,270	$-	$3,270	$-
Total investment result	545	2,336	(1,110)	1,771	37
Other revenue	12	5,981	(11)	5,982	(8)
Net income (loss) attributed to shareholders and other equity holders	4,073	3,808	(3,808)	4,073	-

For the nine months ended September 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$3,312	$-	$3,312	$-
Total investment result	558	2,470	(1,066)	1,962	39
Other revenue	(29)	5,614	-	5,585	6
Net income (loss) attributed to shareholders and other equity holders	3,747	3,494	(3,494)	3,747	11
Condensed Consolidated Statements of Financial Position Information

As at September 30, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$156	$458,811	$-	$458,967	$19
Insurance contract assets	-	189	-	189	-
Reinsurance contract held assets	-	62,707	-	62,707	-
Total other assets	105,713	123,787	(187,535)	41,965	999
Segregated funds net assets	-	462,854	-	462,854	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	414,740	-	414,740	-
Reinsurance contract held liabilities	-	3,153	-	3,153	-
Investment contract liabilities	-	14,330	-	14,330	-
Total other liabilities	55,153	137,462	(114,001)	78,614	732
Insurance contract liabilities for account of segregated fund holders	-	129,840	-	129,840	-
Investment contract liabilities for account of segregated fund holders	-	333,014	-	333,014	-

Manulife Financial Corporation – Third Quarter 2025	111

As at December 31, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$126	$442,371	$-	$442,497	$16
Insurance contract assets	-	102	-	102	-
Reinsurance contract held assets	-	59,015	-	59,015	-
Total other assets	65,898	46,450	(71,132)	41,216	995
Segregated funds net assets	-	435,988	-	435,988	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	396,401	-	396,401	-
Reinsurance contract held liabilities	-	2,669	-	2,669	-
Investment contract liabilities	-	13,498	-	13,498	-
Total other liabilities	15,052	63,825	(1,575)	77,302	726
Insurance contract liabilities for account of segregated fund holders	-	126,545	-	126,545	-
Investment contract liabilities for account of segregated fund holders	-	309,443	-	309,443	-
(II)Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.
Note 14    Segment and Geographic Reporting
The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors, pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance, and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife
Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Manulife Financial Corporation – Third Quarter 2025	112
The following tables present results by reporting segments and by geographical location.
(a)By Segment

For the three months ended September 30, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$579	$407	$52	$-	$43	$1,081
Annuities and pensions	62	58	20	-	-	140
Total insurance service result	641	465	72	-	43	1,221
Net investment income (loss)	4,316	1,815	1,953	(108)	221	8,197
Insurance finance income (expenses)
Life, health and property and casualty insurance	(3,479)	(1,521)	(2,543)	-	8	(7,535)
Annuities and pensions	(459)	88	(7)	-	-	(378)
Total insurance finance income (expenses)	(3,938)	(1,433)	(2,550)	-	8	(7,913)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	152	38	501	-	1	692
Annuities and pensions	125	-	(89)	-	-	36
Total reinsurance finance income (expenses)	277	38	412	-	1	728
Decrease (increase) in investment contract liabilities	(2)	(18)	(20)	(102)	(1)	(143)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	653	402	(205)	(210)	229	869
Other revenue	73	72	63	2,024	(87)	2,145
Other expenses	(95)	(167)	(36)	(1,208)	(112)	(1,618)
Interest expenses	(4)	(221)	(3)	-	(160)	(388)
Net income (loss) before income taxes	1,268	551	(109)	606	(87)	2,229
Income tax (expenses) recoveries	(233)	(124)	34	(81)	94	(310)
Net income (loss)	1,035	427	(75)	525	7	1,919
Less net income (loss) attributed to:
Non-controlling interests	128	-	-	2	-	130
Participating policyholders	12	(22)	-	-	-	(10)
Net income (loss) attributed to shareholders and other equity holders	$895	$449	$(75)	$523	$7	$1,799

For the three months ended September 30, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$567	$301	$297	$-	$48	$1,213
Annuities and pensions	(19)	62	41	-	-	84
Total insurance service result	548	363	338	-	48	1,297
Net investment income (loss)	1,947	1,995	1,674	(78)	374	5,912
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,265)	(1,368)	(1,455)	-	19	(5,069)
Annuities and pensions	1,848	(127)	(385)	-	-	1,336
Total insurance finance income (expenses)	(417)	(1,495)	(1,840)	-	19	(3,733)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(404)	81	(316)	-	2	(637)
Annuities and pensions	(490)	-	157	-	-	(333)
Total reinsurance finance income (expenses)	(894)	81	(159)	-	2	(970)
Decrease (increase) in investment contract liabilities	8	(18)	22	(118)	(2)	(108)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	644	563	(303)	(196)	393	1,101
Other revenue	(42)	74	26	1,875	(5)	1,928
Other expenses	(86)	(169)	(39)	(1,159)	(121)	(1,574)
Interest expenses	(5)	(253)	(4)	(1)	(148)	(411)
Net income (loss) before income taxes	1,059	578	18	519	167	2,341
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (loss)	1,020	464	5	499	79	2,067
Less net income (loss) attributed to:
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders and other equity holders	$827	$430	$5	$498	$79	$1,839

Manulife Financial Corporation – Third Quarter 2025	113

For the nine months ended September 30, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,790	$977	$193	$-	$34	$2,994
Annuities and pensions	36	175	65	-	-	276
Total insurance service result	1,826	1,152	258	-	34	3,270
Net investment income (loss)	8,920	4,296	4,435	(378)	666	17,939
Insurance finance income (expenses)
Life, health and property and casualty insurance	(7,595)	(3,423)	(6,195)	-	18	(17,195)
Annuities and pensions	712	145	(487)	2	-	372
Total insurance finance income (expenses)	(6,883)	(3,278)	(6,682)	2	18	(16,823)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(292)	179	1,090	-	5	982
Annuities and pensions	(62)	-	129	-	-	67
Total reinsurance finance income (expenses)	(354)	179	1,219	-	5	1,049
Decrease (increase) in investment contract liabilities	(1)	(64)	(17)	(314)	2	(394)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	1,682	1,133	(1,045)	(690)	691	1,771
Other revenue	(18)	231	121	5,901	(253)	5,982
Other expenses	(243)	(509)	(132)	(3,500)	(325)	(4,709)
Interest expenses	(17)	(625)	(11)	(2)	(470)	(1,125)
Net income (loss) before income taxes	3,230	1,382	(809)	1,709	(323)	5,189
Income tax (expenses) recoveries	(513)	(298)	201	(258)	144	(724)
Net income (loss)	2,717	1,084	(608)	1,451	(179)	4,465
Less net income (loss) attributed to:
Non-controlling interests	244	-	-	3	(2)	245
Participating policyholders	124	23	-	-	-	147
Net income (loss) attributed to shareholders and other equity holders	$2,349	$1,061	$(608)	$1,448	$(177)	$4,073
Total assets	$231,165	$166,121	$255,771	$329,798	$43,827	$1,026,682

For the nine months ended September 30, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,640	$812	$522	$-	$93	$3,067
Annuities and pensions	(25)	178	92	-	-	245
Total insurance service result	1,615	990	614	-	93	3,312
Net investment income (loss)	6,599	3,884	3,816	(409)	1,027	14,917
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,962)	(3,055)	(4,453)	-	44	(12,426)
Annuities and pensions	(476)	127	(39)	-	-	(388)
Total insurance finance income (expenses)	(5,438)	(2,928)	(4,492)	-	44	(12,814)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(547)	276	426	-	(3)	152
Annuities and pensions	360	(1)	(303)	-	-	56
Total reinsurance finance income (expenses)	(187)	275	123	-	(3)	208
Decrease (increase) in investment contract liabilities	(5)	(54)	(34)	(257)	1	(349)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	969	1,177	(587)	(666)	1,069	1,962
Other revenue	76	222	92	5,434	(239)	5,585
Other expenses	(225)	(499)	(88)	(3,435)	(374)	(4,621)
Interest expenses	(19)	(790)	(11)	(5)	(436)	(1,261)
Net income (loss) before income taxes	2,416	1,100	20	1,328	113	4,977
Income tax (expenses) recoveries	(304)	(236)	12	(113)	(165)	(806)
Net income (loss)	2,112	864	32	1,215	(52)	4,171
Less net income (loss) attributed to:
Non-controlling interests	223	-	-	2	-	225
Participating policyholders	117	82	-	-	-	199
Net income (loss) attributed to shareholders and other equity holders	$1,772	$782	$32	$1,213	$(52)	$3,747
Total assets	$202,980	$160,048	$258,305	$295,386	$35,911	$952,630

Manulife Financial Corporation – Third Quarter 2025	114
(b)By Geographic Location

For the three months ended September 30, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$580	$406	$45	$50	$1,081
Annuities and pensions	62	58	20	-	140
Total insurance service result	642	464	65	50	1,221
Net investment income (loss)	4,282	1,905	2,009	1	8,197
Insurance finance income (expenses)
Life, health and property and casualty insurance	(3,480)	(1,521)	(2,534)	-	(7,535)
Annuities and pensions	(459)	88	(7)	-	(378)
Total insurance finance income (expenses)	(3,939)	(1,433)	(2,541)	-	(7,913)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	152	38	502	-	692
Annuities and pensions	125	-	(89)	-	36
Total reinsurance finance income (expenses)	277	38	413	-	728
Decrease (increase) in investment contract liabilities	(48)	(37)	(56)	(2)	(143)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$572	$473	$(175)	$(1)	$869
Other revenue	$536	$608	$1,031	$(30)	$2,145

For the three months ended September 30, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$567	$299	$291	$56	$1,213
Annuities and pensions	(19)	62	41	-	84
Total insurance service result	548	361	332	56	1,297
Net investment income (loss)	2,008	2,200	1,701	3	5,912
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,265)	(1,370)	(1,434)	-	(5,069)
Annuities and pensions	1,848	(127)	(385)	-	1,336
Total insurance finance income (expenses)	(417)	(1,497)	(1,819)	-	(3,733)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(404)	83	(316)	-	(637)
Annuities and pensions	(490)	-	157	-	(333)
Total reinsurance finance income (expenses)	(894)	83	(159)	-	(970)
Decrease (increase) in investment contract liabilities	(59)	(45)	(3)	(1)	(108)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$638	$741	$(280)	$2	$1,101
Other revenue	$175	$639	$959	$155	$1,928

Manulife Financial Corporation – Third Quarter 2025	115

For the nine months ended September 30, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,792	$971	$178	$53	$2,994
Annuities and pensions	36	175	65	-	276
Total insurance service result	1,828	1,146	243	53	3,270
Net investment income (loss)	8,947	4,585	4,382	25	17,939
Insurance finance income (expenses)
Life, health and property and casualty insurance	(7,595)	(3,429)	(6,171)	-	(17,195)
Annuities and pensions	713	145	(486)	-	372
Total insurance finance income (expenses)	(6,882)	(3,284)	(6,657)	-	(16,823)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(292)	184	1,090	-	982
Annuities and pensions	(62)	-	129	-	67
Total reinsurance finance income (expenses)	(354)	184	1,219	-	1,049
Decrease (increase) in investment contract liabilities	(181)	(123)	(86)	(4)	(394)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$1,530	$1,362	$(1,142)	$21	$1,771
Other revenue	$1,094	$1,755	$3,031	$102	$5,982

For the nine months ended September 30, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,640	$809	$512	$106	$3,067
Annuities and pensions	(25)	178	92	-	245
Total insurance service result	1,615	987	604	106	3,312
Net investment income (loss)	6,689	4,443	3,764	21	14,917
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,962)	(3,053)	(4,411)	-	(12,426)
Annuities and pensions	(476)	127	(39)	-	(388)
Total insurance finance income (expenses)	(5,438)	(2,926)	(4,450)	-	(12,814)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(547)	273	426	-	152
Annuities and pensions	360	(1)	(303)	-	56
Total reinsurance finance income (expenses)	(187)	272	123	-	208
Decrease (increase) in investment contract liabilities	(150)	(122)	(73)	(4)	(349)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$914	$1,667	$(636)	$17	$1,962
Other revenue	$1,195	$1,714	$2,692	$(16)	$5,585
Note 15    Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.
Segregated funds’ underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The
Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
As at September 30, 2025, these guarantees are recorded within the Company’s insurance contract liabilities and amount to
$1,619 (December 31, 2024 – $1,886), of which $505 are reinsured (December 31, 2024 – $530). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The denoted
components in the “Risk Management and Risk Factors Update” section of the Third Quarter 2025 MD&A provide information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – Third Quarter 2025	116
Note 16    Information Provided in Connection with Investments in Deferred Annuity
Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance
Company (U.S.A.)
The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation
S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements and relate to MFC’s guarantee of certain securities to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s
2024 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position

As at September 30, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$156	$108,357	$350,566	$(112)	$458,967
Investments in unconsolidated subsidiaries	69,466	9,248	56,562	(135,276)	-
Insurance contract assets	-	-	250	(61)	189
Reinsurance contract held assets	-	51,023	22,052	(10,368)	62,707
Other assets	36,247	11,724	77,099	(83,105)	41,965
Segregated funds net assets	-	227,768	236,391	(1,305)	462,854
Total assets	$105,869	$408,120	$742,920	$(230,227)	$1,026,682
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$-	$149,581	$276,594	$(11,435)	$414,740
Reinsurance contract held liabilities	-	-	3,198	(45)	3,153
Investment contract liabilities	-	6,122	8,805	(597)	14,330
Other liabilities	42,373	7,487	97,689	(82,363)	65,186
Long-term debt	6,417	-	-	-	6,417
Capital instruments	6,363	-	35,848	(35,200)	7,011
Insurance contract liabilities for account of segregated fund holders	-	58,053	71,787	-	129,840
Investment contract liabilities for account of segregated fund holders	-	169,715	164,604	(1,305)	333,014
Shareholders and other equity holders’ equity	50,716	17,194	82,088	(99,282)	50,716
Participating policyholders’ equity	-	(32)	759	-	727
Non-controlling interests	-	-	1,548	-	1,548
Total liabilities and equity	$105,869	$408,120	$742,920	$(230,227)	$1,026,682

Manulife Financial Corporation – Third Quarter 2025	117
Condensed Consolidated Statement of Financial Position

As at December 31, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$126	$112,444	$330,044	$(117)	$442,497
Investments in unconsolidated subsidiaries	65,350	9,393	21,510	(96,253)	-
Insurance contract assets	-	-	177	(75)	102
Reinsurance contract held assets	-	46,811	22,440	(10,236)	59,015
Other assets	548	11,182	34,660	(5,174)	41,216
Segregated funds net assets	-	218,909	218,681	(1,602)	435,988
Total assets	$66,024	$398,739	$627,512	$(113,457)	$978,818
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$-	$148,828	$258,007	$(10,434)	$396,401
Reinsurance contract held liabilities	-	-	2,669	-	2,669
Investment contract liabilities	-	5,260	8,854	(616)	13,498
Other liabilities	1,539	8,432	58,333	(5,163)	63,141
Long-term debt	6,629	-	-	-	6,629
Capital instruments	6,884	-	648	-	7,532
Insurance contract liabilities for account of segregated fund holders	-	58,137	68,408	-	126,545
Investment contract liabilities for account of segregated fund holders	-	160,772	150,273	(1,602)	309,443
Shareholders and other equity holders’ equity	50,972	17,357	78,285	(95,642)	50,972
Participating policyholders’ equity	-	(47)	614	-	567
Non-controlling interests	-	-	1,421	-	1,421
Total liabilities and equity	$66,024	$398,739	$627,512	$(113,457)	$978,818
Condensed Consolidated Statement of Income

For the three months ended September 30, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$2,893	$4,901	$(372)	$7,422
Insurance service expenses	-	(2,379)	(3,774)	407	(5,746)
Net expenses from reinsurance contracts held	-	(316)	(140)	1	(455)
Total insurance service result	-	198	987	36	1,221
Investment result
Net investment income (loss)	281	1,826	6,572	(482)	8,197
Insurance / reinsurance finance income (expenses)	-	(2,090)	(5,095)	-	(7,185)
Other investment result	-	(37)	(81)	(25)	(143)
Total investment result	281	(301)	1,396	(507)	869
Other revenue	9	280	1,983	(127)	2,145
Other expenses	(5)	(286)	(1,395)	68	(1,618)
Interest expenses	(131)	(20)	(767)	530	(388)
Net income (loss) before income taxes	154	(129)	2,204	-	2,229
Income tax (expenses) recoveries	(31)	76	(355)	-	(310)
Net income (loss) after income taxes	123	(53)	1,849	-	1,919
Equity in net income (loss) of unconsolidated subsidiaries	1,676	47	(6)	(1,717)	-
Net income (loss)	$1,799	$(6)	$1,843	$(1,717)	$1,919
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$130	$-	$130
Participating policyholders	-	(1)	201	(210)	(10)
Shareholders and other equity holders	1,799	(5)	1,512	(1,507)	1,799
	$1,799	$(6)	$1,843	$(1,717)	$1,919

Manulife Financial Corporation – Third Quarter 2025	118

For the three months ended September 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$2,811	$4,306	$(371)	$6,746
Insurance service expenses	-	(2,570)	(3,223)	358	(5,435)
Net expenses from reinsurance contracts held	-	69	(100)	17	(14)
Total insurance service result	-	310	983	4	1,297
Investment result
Net investment income (loss)	370	1,377	4,796	(631)	5,912
Insurance / reinsurance finance income (expenses)	-	(1,958)	(2,582)	(163)	(4,703)
Other investment result	-	(1)	(81)	(26)	(108)
Total investment result	370	(582)	2,133	(820)	1,101
Other revenue	(22)	255	1,802	(107)	1,928
Other expenses	(14)	(251)	(1,376)	67	(1,574)
Interest expenses	(126)	(32)	(1,109)	856	(411)
Net income (loss) before income taxes	208	(300)	2,433	-	2,341
Income tax (expenses) recoveries	(51)	108	(331)	-	(274)
Net income (loss) after income taxes	157	(192)	2,102	-	2,067
Equity in net income (loss) of unconsolidated subsidiaries	1,682	163	(29)	(1,816)	-
Net income (loss)	$1,839	$(29)	$2,073	$(1,816)	$2,067
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$131	$-	$131
Participating policyholders	-	138	97	(138)	97
Shareholders and other equity holders	1,839	(167)	1,845	(1,678)	1,839
	$1,839	$(29)	$2,073	$(1,816)	$2,067

For the nine months ended September 30, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$8,693	$13,860	$(1,079)	$21,474
Insurance service expenses	-	(7,761)	(10,507)	1,049	(17,219)
Net expenses from reinsurance contracts held	-	(605)	(444)	64	(985)
Total insurance service result	-	327	2,909	34	3,270
Investment result
Net investment income (loss)	545	3,794	14,435	(835)	17,939
Insurance / reinsurance finance income (expenses)	-	(5,186)	(10,589)	1	(15,774)
Other investment result	-	(1)	(311)	(82)	(394)
Total investment result	545	(1,393)	3,535	(916)	1,771
Other revenue	12	809	5,522	(361)	5,982
Other expenses	(18)	(880)	(4,018)	207	(4,709)
Interest expenses	(396)	(52)	(1,713)	1,036	(1,125)
Net income (loss) before income taxes	143	(1,189)	6,235	-	5,189
Income tax (expenses) recoveries	(2)	368	(1,090)	-	(724)
Net income (loss) after income taxes	141	(821)	5,145	-	4,465
Equity in net income (loss) of unconsolidated subsidiaries	3,932	554	(267)	(4,219)	-
Net income (loss)	$4,073	$(267)	$4,878	$(4,219)	$4,465
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$245	$-	$245
Participating policyholders	-	(3)	351	(201)	147
Shareholders and other equity holders	4,073	(264)	4,282	(4,018)	4,073
	$4,073	$(267)	$4,878	$(4,219)	$4,465

Manulife Financial Corporation – Third Quarter 2025	119

For the nine months ended September 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$8,221	$12,668	$(1,131)	$19,758
Insurance service expenses	-	(7,581)	(9,528)	1,130	(15,979)
Net expenses from reinsurance contracts held	-	(124)	(373)	30	(467)
Total insurance service result	-	516	2,767	29	3,312
Investment result
Net investment income (loss)	558	3,264	11,889	(794)	14,917
Insurance / reinsurance finance income (expenses)	-	(3,734)	(8,709)	(163)	(12,606)
Other investment result	-	(25)	(247)	(77)	(349)
Total investment result	558	(495)	2,933	(1,034)	1,962
Other revenue	(29)	659	5,299	(344)	5,585
Other expenses	(39)	(837)	(3,950)	205	(4,621)
Interest expenses	(366)	(36)	(2,003)	1,144	(1,261)
Net income (loss) before income taxes	124	(193)	5,046	-	4,977
Income tax (expenses) recoveries	(1)	155	(960)	-	(806)
Net income (loss) after income taxes	123	(38)	4,086	-	4,171
Equity in net income (loss) of unconsolidated subsidiaries	3,624	439	401	(4,464)	-
Net income (loss)	$3,747	$401	$4,487	$(4,464)	$4,171
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$225	$-	$225
Participating policyholders	-	136	199	(136)	199
Shareholders and other equity holders	3,747	265	4,063	(4,328)	3,747
	$3,747	$401	$4,487	$(4,464)	$4,171

Manulife Financial Corporation – Third Quarter 2025	120
Consolidated Statement of Cash Flows

For the nine months ended September 30, 2025	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$4,073	$(267)	$4,878	$(4,219)	$4,465
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,932)	(554)	267	4,219	-
Increase (decrease) in insurance contract net liabilities	-	381	15,198	-	15,579
Increase (decrease) in investment contract liabilities	-	115	279	-	394
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	-	(35)	(916)	-	(951)
Amortization of (premium) discount on invested assets	-	6	(297)	-	(291)
CSM amortization	-	(381)	(1,587)	-	(1,968)
Other amortization	8	109	528	-	645
Net realized and unrealized (gains) losses and impairment on assets	(7)	1,038	(6,504)	-	(5,473)
Deferred income tax expenses (recoveries)	16	(38)	(4)	-	(26)
Gain on reinsurance transaction (pre-tax)	-	(9)	-	-	(9)
Cash provided by (used in) operating activities before undernoted items	158	365	11,842	-	12,365
Dividends from unconsolidated subsidiaries	-	325	(689)	364	-
Changes in policy related and operating receivables and payables	(651)	426	11,359	-	11,134
Cash provided by (used in) operating activities	(493)	1,116	22,512	364	23,499
Investing activities
Purchases and mortgage advances	-	(12,665)	(87,416)	-	(100,081)
Disposals and repayments	-	10,586	68,379	-	78,965
Changes in investment broker net receivables and payables	-	706	148	-	854
Investment in common shares of subsidiaries	(500)	-	-	500	-
Notes receivable from parent	-	-	(40,975)	40,975	-
Notes receivable from subsidiaries	(35,253)	-	-	35,253	-
Cash provided by (used in) investing activities	(35,753)	(1,373)	(59,864)	76,728	(20,262)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(346)	-	(346)
Issue of capital instruments, net	497	-	-	-	497
Redemption of capital instruments	(1,000)	-	-	-	(1,000)
Secured borrowing from securitization transactions	-	-	1,504	-	1,504
Changes in deposits from Bank clients, net	-	-	1,130	-	1,130
Lease payments	-	(2)	(80)	-	(82)
Shareholders’ dividends and other equity distributions	(2,462)	-	-	-	(2,462)
Common shares repurchased	(1,773)	-	-	-	(1,773)
Common shares issued, net	44	-	500	(500)	44
Contributions from (distributions to) non-controlling interests, net	-	-	(14)	-	(14)
Dividends paid to parent	-	689	(325)	(364)	-
Notes payable to parent	-	-	35,253	(35,253)	-
Notes payable to subsidiaries	40,975	-	-	(40,975)	-
Cash provided by (used in) financing activities	36,281	687	37,622	(77,092)	(2,502)
Cash and short-term securities
Increase (decrease) during the period	35	430	270	-	735
Effect of foreign exchange rate changes on cash and short-term securities	(5)	(240)	(217)	-	(462)
Balance, beginning of period	126	5,041	19,775	-	24,942
Balance, end of period	156	5,231	19,828	-	25,215
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	126	5,436	20,227	-	25,789
Net payments in transit, included in other liabilities	-	(395)	(452)	-	(847)
Net cash and short-term securities, beginning of period	126	5,041	19,775	-	24,942
End of period
Gross cash and short-term securities	156	5,693	19,983	-	25,832
Net payments in transit, included in other liabilities	-	(462)	(155)	-	(617)
Net cash and short-term securities, end of period	$156	$5,231	$19,828	$-	$25,215
Supplemental disclosures on cash flow information:
Interest received	$571	$2,963	$7,801	$(1,220)	$10,115
Interest paid	470	107	1,788	(1,220)	1,145
Income taxes paid (refund)	95	2	578	-	675

Manulife Financial Corporation – Third Quarter 2025	121
Consolidated Statement of Cash Flows

For the nine months ended September 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,747	$401	$4,487	$(4,464)	$4,171
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,624)	(439)	(401)	4,464	-
Increase (decrease) in insurance contract net liabilities	-	323	10,807	-	11,130
Increase (decrease) in investment contract liabilities	-	106	243	-	349
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	-	(125)	(444)	-	(569)
Amortization of (premium) discount on invested assets	-	28	(246)	-	(218)
CSM amortization	-	(323)	(1,430)	-	(1,753)
Other amortization	8	109	324	-	441
Net realized and unrealized (gains) losses and impairment on assets	(33)	666	(2,621)	-	(1,988)
Deferred income tax expenses (recoveries)	(2)	(30)	307	-	275
Net loss on reinsurance transaction (pre-tax)	-	33	38	-	71
Cash provided by (used in) operating activities before undernoted items	96	749	11,064	-	11,909
Dividends from unconsolidated subsidiaries	-	293	-	(293)	-
Changes in policy related and operating receivables and payables	(455)	2,551	5,361	-	7,457
Cash provided by (used in) operating activities	(359)	3,593	16,425	(293)	19,366
Investing activities
Purchases and mortgage advances	-	(16,206)	(86,088)	-	(102,294)
Disposals and repayments	-	12,564	74,747	-	87,311
Changes in investment broker net receivables and payables	-	123	448	-	571
Net cash increase (decrease) from sale (purchase) of subsidiaries	-	-	(324)	-	(324)
Investment in common shares of subsidiaries	(1,607)	-	-	1,607	-
Capital contribution to unconsolidated subsidiaries	-	(2)	-	2	-
Return of capital from unconsolidated subsidiaries	-	7	-	(7)	-
Notes receivable from parent	-	-	(37,729)	37,729	-
Notes receivable from subsidiaries	(32,489)	-	-	32,489	-
Cash provided by (used in) investing activities	(34,096)	(3,514)	(48,946)	71,820	(14,736)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(131)	-	(131)
Issue of capital instruments, net	1,596	-	-	-	1,596
Redemption of capital instruments	(750)	(609)	-	-	(1,359)
Secured borrowing from securitization transactions	-	-	654	-	654
Changes in deposits from Bank clients, net	-	-	718	-	718
Lease payments	-	(2)	(89)	-	(91)
Shareholders’ dividends and other equity distributions	(2,360)	-	-	-	(2,360)
Common shares repurchased	(1,841)	-	-	-	(1,841)
Common shares issued, net	95	-	1,607	(1,607)	95
Contributions from (distributions to) non-controlling interests, net	-	-	(10)	-	(10)
Dividends paid to parent	-	-	(293)	293	-
Capital contributions by parent	-	-	2	(2)	-
Return of capital to parent	-	-	(7)	7	-
Notes payable to parent	-	-	32,489	(32,489)	-
Notes payable to subsidiaries	37,729	-	-	(37,729)	-
Cash provided by (used in) financing activities	34,469	(611)	34,940	(71,527)	(2,729)
Cash and short-term securities
Increase (decrease) during the period	14	(532)	2,419	-	1,901
Effect of foreign exchange rate changes on cash and short-term securities	1	99	304	-	404
Balance, beginning of period	86	4,004	15,794	-	19,884
Balance, end of period	101	3,571	18,517	-	22,189
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	86	4,329	15,923	-	20,338
Net payments in transit, included in other liabilities	-	(325)	(129)	-	(454)
Net cash and short-term securities, beginning of period	86	4,004	15,794	-	19,884
End of period
Gross cash and short-term securities	101	3,884	18,899	-	22,884
Net payments in transit, included in other liabilities	-	(313)	(382)	-	(695)
Net cash and short-term securities, end of period	$101	$3,571	$18,517	$-	$22,189
Supplemental disclosures on cash flow information:
Interest received	$542	$2,880	$7,726	$(1,186)	$9,962
Interest paid	423	35	1,911	(1,186)	1,183
Income taxes paid (refund)	7	9	646	-	662

Manulife Financial Corporation – Third Quarter 2025	122
Note 17    Acquisitions
Comvest Credit Partners
On November 3, 2025, the Company purchased 75% of the partnership interests of Comvest Credit Partners (“Comvest”).
Consideration included $1,314 (US$938) in cash for the partnership interests and $22 (US$15) in cash for net working capital.
Comvest is a middle market direct lending private credit manager with US$14.7 billion on its platform, consisting of assets under management of US$11 billion and committed capital of US$3.7 billion, as at June 30, 2025. Manulife will align its Senior
Credit team with Comvest, creating a leading private credit asset management platform. Manulife will co-brand the new
platform as Manulife | Comvest. The acquisition of Comvest contributes to the Company’s expansion into the private credit market, adding to and supporting Manulife’s global growth strategy for wealth and asset management businesses.
Comvest minority partners have options to sell their interests to the Company in 2028 and 2031 and the Company has options to purchase these interests in 2028 and 2031. The Company is in the process of gathering information to determine the purchase price allocation related to the net assets acquired.
PT Schroder Investment Management Indonesia
On September 24, 2025, the Company announced that it has entered an agreement to acquire PT Schroder Investment
Management Indonesia (“Schroders Indonesia”) strengthening the Company’s position as the largest asset manager in
Indonesia, and enabling the Company to deliver enhanced value to clients and stakeholders by leveraging Schroders
Indonesia’s local expertise and client relationships. The transaction is subject to customary closing conditions and regulatory approvals.

Manulife Financial Corporation – Third Quarter 2025	123

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone: 416 926-3000
Website: www.manulife.com
INVESTOR RELATIONS
Financial analysts, portfolio
managers and other investors
requiring financial information
may contact our Investor Relations
Department or access our website
at www.manulife.com.
Email: investrel@manulife.com
SHAREHOLDER SERVICES
For information or assistance
regarding your share account,
including dividends, changes of
address or ownership, lost
certificates, to eliminate duplicate
mailings or to receive shareholder
material electronically, please
contact our Transfer Agents in
Canada, the United States, Hong
Kong or the Philippines. If you live
outside one of these countries, please
contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, ON Canada M5H 4H1
Toll Free: 1 800 783-9495
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
TSX Trust Company offices are also
located in Montreal, Vancouver and
Calgary.
United States
Equiniti Trust Company, LLC
P.O. Box 27756
Newark, NJ 07101
United States
Toll Free: 1 800 249-7702
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
Email: is-enquiries@vistra.com
Website: srhk.vistra.com

Philippines
RCBC Stock Transfer
Ground Floor, West Wing
GPL (Grepalife) Building
221 Senator Gil Puyat Avenue
Makati City, Metro Manila, Philippines
Telephone: 632 5318-8567
Email: rcbcstocktransfer@rcbc.com
Website: www.rcbc.com/stocktransfer
AUDITORS
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
The following Manulife documents are
available online at www.manulife.com
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Sustainability Report

Rating

Financial strength is a key factor in generating new
business, maintaining and expanding distribution relations
and providing a base for expansion, acquisitions and
growth. As at September 30, 2025, Manulife had total capital of C$81.9 billion, including C$50.7 billion of total
shareholders’ and other equity holders’ equity. The
Manufacturers Life Insurance Company’s financial strength
ratings are among the strongest in the insurance industry.
Rating agencies include AM Best Company (“AM Best”),
DBRS Limited and affiliated entities (“Morningstar DBRS”),
Fitch Ratings Inc. (“Fitch”), Moody’s Investors Service Inc.
(“Moody’s”), and S&P Global Ratings (“S&P”).
As at November 12, 2025
Rating Agency	MLI Rating	Rank
S&P	AA-	(4th of 21 ratings)
Moody’s	Aa3	(4th of 21 ratings)
Fitch	AA	(3rd of 21 ratings)
Morningstar DBRS	AA	(3rd of 22 ratings)
AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close
prices, including the average daily trading volume for
Manulife Financial Corporation’s common stock on
the Canadian exchanges, the U.S. exchanges, The
Stock Exchange of Hong Kong and the Philippine
Stock Exchange for the third quarter. The common
stock symbol is MFC on all exchanges except Hong
Kong where it is 945.
As at September 30, 2025, there were 1,690 million common shares outstanding.
July 1 – September 30, 2025	Canada	U.S.	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$44.53	$32.34	$250.00	P 1,850
Low	$41.19	$29.90	$234.00	P 1,610
Close	$43.36	$31.15	$240.60	P 1,850
Average Daily Volume (000)	8,774	2,060	11	0.3

Manulife Financial Corporation – Third Quarter 2025	124
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